Exhibit 2.1

Execution Version

CONFIDENTIAL

PURCHASE AGREEMENT

by and among

LUMEN TECHNOLOGIES, INC.

Q FIBER, LLC

49 PERCENT QWEST SUB 2, LLC

CENTURYLINK OF MINNESOTA, INC.

CENTURYLINK OF NEVADA, LLC

CENTURYLINK OF FLORIDA, INC.

FORGED FIBER 37, LLC

and, solely for purposes of Section 11.16,

AT&T DW HOLDINGS, INC.

Dated as of May 21, 2025

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EXHIBITS

Exhibit A – Form of Transition Services Agreement
Exhibit B – Form of Master Service Agreement
Exhibit C – Form of IP Address Usage and Conveyance Agreement
Exhibit D – Form of Assignment Agreement
Exhibit E – Form of IP License Agreement
Exhibit F – Form of Multi-State Master Pole and Conduit Attachment License Agreement
Exhibit G – Form of Shared Fiber Asset Access Agreement
Exhibit H – Form of Indefeasible Right to Use Agreement
Exhibit I – Form of Third-Party Pole Agreement
Exhibit J – Form of Reverse Indefeasible Right to Use Agreement

SCHEDULES

Schedule I – Accounting Principles
Schedule II –Business Employees
Schedule III – Closing Working Capital Illustration
Schedule AL – Assumed Liabilities
Schedule BP (2025) – 2025 Fiber Build Plan
Schedule BP (2026) – 2026 Fiber Build Plan
Schedule BSS – Quantum Fiber BSS Stack
Schedule EA – Excluded Assets
Schedule EL – Excluded Liabilities
Schedule EX – Expenses
Schedule KE – Key Employees

Schedule NS – Non-Solicitation Employees
Schedule OSS – Quantum Fiber OSS Stack
Schedule R-1 – Purchaser Non-Released Matters
Schedule R-2 – Sellers Non-Released Matters
Schedule T – Territory
Schedule TA – Transferred Assets
Schedule TMF – TM Forum APIs
SELLER DISCLOSURE LETTER

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PURCHASE AGREEMENT

This PURCHASE AGREEMENT (this “Agreement”), dated as of May 21, 2025, is by and among Lumen Technologies, Inc., a Louisiana corporation (“Lumen”), Q Fiber, LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of Lumen (“Seller 1”), 49 Percent Qwest Sub 2, LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of Lumen (“Seller 2”), CenturyLink of Minnesota, Inc., a Minnesota corporation and an indirect wholly owned subsidiary of Lumen (“Seller 3”), CenturyLink of Nevada, LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of Lumen (“Seller 4”), CenturyLink of Florida, Inc., a Florida corporation and an indirect wholly owned subsidiary of Lumen (“Seller 5” and together with Seller 1, Seller 2, Seller 3 and Seller 4, the “Sellers”), Forged Fiber 37, LLC, a Delaware limited liability company (“Purchaser”) and an indirect wholly owned subsidiary of AT&T Inc., a Delaware corporation, and, solely for purposes of Section 11.16, AT&T DW Holdings, Inc., a New York corporation (“Guarantor”). Each of Lumen, the Sellers and Purchaser is, individually, a “Party,” and, collectively, they are the “Parties.”

RECITALS

WHEREAS, Lumen operates the Business (as defined below) through the members of the Seller Group (as defined herein);

WHEREAS, on the Closing Date (as defined below), following the completion of the Restructuring Transactions (as defined herein), the Sellers will hold all of the issued and outstanding Equity Interests (as defined below) of (a) a newly formed Delaware limited liability company and an indirect wholly owned subsidiary of Lumen (“TargetCo1”), (b) a newly formed Delaware limited liability company and an indirect wholly owned subsidiary of Lumen (“TargetCo2”), (c) a newly formed Delaware limited liability company and an indirect wholly owned subsidiary of Lumen (“TargetCo3”), (d) a newly formed Delaware limited liability company and an indirect wholly owned subsidiary of Lumen (“TargetCo4”), and (e) a newly formed Delaware limited liability company and an indirect wholly owned subsidiary of Lumen (“TargetCo5” and, together with TargetCo1, TargetCo2, TargetCo3 and TargetCo4, the “Companies”);

WHEREAS, pursuant to the terms and conditions of this Agreement, (a) each Seller desires to sell and transfer to Purchaser (or one or more of its Affiliates) all of the issued and outstanding equity interests in the Companies held by such Seller (the “Transferred Equity Interests”), and (b) Purchaser (or one or more of its Affiliates) desires to purchase and acquire all of the right, title and interest in and to the Transferred Equity Interests;

WHEREAS, simultaneously with the Closing under this Agreement, Lumen, the Sellers, Purchaser and certain of their respective Affiliates desire to enter into certain other agreements in connection with the transactions contemplated hereby; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual promises and representations, warranties, covenants and agreements hereinafter set forth, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties hereto, intending to be legally bound, agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.1 Defined Terms. For the purposes of this Agreement, the following terms shall have the following meanings:

“2025 Enablement Adjustment Amount” means an amount equal to (a) the Enabled Units Number minus the Enablement Target Number (which may be positive or negative), multiplied by (b) $1,400.

“2025 Fiber Build Plan” means the plans for build-out projects with respect to new Fiber Assets for the Business in the Territory for the financial year ending December 31, 2025 as set forth on Schedule BP (2025).

“2026 Adjustment Amount” means the amount (which may be positive or negative) equal to (a) the 2026 Capex Spend Amount minus (b) the 2026 Margin Amount.

“2026 Business Revenue” means the total revenue of the Business for the period beginning January 1, 2026 and ending on the Closing Date, calculated in accordance with the Business Revenue Principles.

“2026 Fiber Build Plan” means the plans for build-out projects with respect to new Fiber Assets for the Business in the Territory for the financial year ending December 31, 2026 as set forth on Schedule BP (2026).

“2026 Capex Spend Amount” means all capital expenditures, calculated consistent with past practice, actually paid by the Seller Group with respect to the Business from January 1, 2026 through the Closing Date, but excluding any such payments that were accrued, or should have been accrued in accordance with past practice, as a liability by the Seller Group with respect to the Business as of December 31, 2025.

“2026 Margin Amount” means the amount equal to (a) 2026 Business Revenue multiplied by (b) 35%.

“Access Rights” means any franchise agreement, certificate, license, Permit, easement, right-of-way agreement or similar right of access of any kind necessary to construct, own and operate the Transferred Fiber Assets or Shared Fiber Assets.

“Accounting Principles” has the meaning set forth in Schedule I.

“Affiliate” means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, Controls, is Controlled by or is under common Control with such specified Person; provided that, from and after the Closing: (a) none of the

Companies shall be considered an Affiliate of Lumen, the Sellers or any of their Affiliates; and (b) none of Lumen, the Sellers or any of their Affiliates shall be considered an Affiliate of any Company; provided, further, that, when used with respect to Purchaser, the term Affiliate shall not include Gigapower, LLC or DIRECTV Entertainment Holdings LLC.

“Ancillary Agreements” means the Assignment Agreement, the Transition Services Agreement, the Master Service Agreement (including, as exhibits thereto, the Service Schedule for Metro Ethernet and Ethernet Virtual Private Line Service, the Lumen Data Center Facility Services Service Schedule, the F2 Fiber Construction & Engineering Service Schedule, the F1 Feeder Construction & Engineering Service Schedule, the F1 Operations & Maintenance Service Schedule and the Field Operations Service Schedule), the Reverse Master Service Agreement (including, as exhibits thereto, the F2 Operations & Maintenance Service Schedule and the Legacy Voice Services Service Schedule), the IP Address Usage and Conveyance Agreement, the IP License Agreement, the Purchaser Pole Attachment Agreement, the Third-Party Pole Agreement, the Indefeasible Right of Use Agreement, the Reverse Indefeasible Right of Use Agreement and the Shared Fiber Asset Access Agreement.

“Applicable Transfer Date” means the date the employment of any Business Employee transfers to Purchaser pursuant to Sections 7.1(a), (b) or (c).

“Assumed Employee Liabilities” means, except for the Excluded Liabilities or as otherwise expressly provided in Article 7, all Liabilities, commitments and claims relating to employment, labor, compensation, pension, employee welfare and employee benefits to the extent arising from any Business Employee (or any dependent or beneficiary of any Business Employee) arising on or after and from events occurring on or after their Applicable Transfer Date.

“Assumed Liabilities” means all Liabilities, in each case other than Liabilities described in clause (b) of the definition of Excluded Liabilities, to the extent arising out of, resulting from, in connection with or related to any of the Companies, any Transferred Asset or the Business, in each case, whether such Liabilities arise, are incurred or occur prior to, on or after the Closing, including, for the avoidance of doubt, any such Liabilities which become Liabilities of, or otherwise transfer to, Purchaser or its Subsidiaries (including, following the Closing, the Companies) by operation of Law and any Liabilities expressly contemplated to be the responsibilities of Purchaser or its Subsidiaries (including, following the Closing, the Companies) under this Agreement, and including the following Liabilities:

(a) all trade accounts payable, accounts and notes payable and other payment obligations to suppliers, vendors or other third parties representing amounts payable in respect of goods shipped or products sold or services rendered, in each case, to the extent related to the Business or the Transferred Assets;

(b) all Assumed Employee Liabilities;

(c) all Transferred Contract Obligations;

(d) any litigation, claims, proceedings, inquiries or investigations instituted by any third party (including any Governmental Entity) to the extent relating to, arising out of or resulting from the operation of the Business before, on or after the Closing, regardless of whether such litigation, claim, proceeding, inquiry or investigation was initiated before, on or after the Closing, including all Orders arising out of any such litigation, claim, proceeding, inquiry or investigation;

(e) all Taxes for which Purchaser is responsible pursuant to Section 6.2 (Transfer Taxes); and

(f) any accounts payable or accrued liabilities for capital expenditures, calculated consistent with past practice, with respect to the Business that were accrued, or should have been accrued in accordance with past practice, between January 1, 2026 and the Closing Date (inclusive) and were not actually paid as of the Closing Date (it being understood that such accounts payable or accrued liabilities shall not, to the extent unpaid as of the Closing, be included in Closing Indebtedness or Closing Working Capital).

“Balance Sheet Date” means December 31, 2024.

“Base Purchase Price” means $5,750,000,000.

“Benefit Agreement” means any employment, consulting, incentive compensation, bonus, deferred compensation, severance, change of control, retention, stock purchase, equity or equity-based compensation or similar agreement between the Seller Group, on the one hand, and any Business Employee, on the other hand.

“Benefit Plan” means any “employee benefit plan” (as defined in Section 3(3) of ERISA (whether or not subject to ERISA)) and each other benefit or compensation, bonus, savings, pension, profit-sharing, retirement, deferred compensation, incentive compensation, stock ownership, equity or equity-based compensation, paid time off, perquisite, fringe benefit, vacation, change of control, gratuity, provident fund, severance, retention, salary continuation, disability, death benefit, hospitalization, medical, life insurance, welfare benefit or other plan, program, policy, arrangement or agreement sponsored, maintained or contributed to or required to be maintained or contributed to by the Seller Group, in each case, providing benefits to any Business Employee or any of their respective dependents, or with respect to which the Companies have any liability, contingent or otherwise, but not including any Benefit Agreement.

“Business” means the business of the Seller Group of providing fiber connectivity solutions, information infrastructure (including aerial and terrestrial fiber-optic cable networks) and related managed services to the Mass Markets Fiber Customers of the Seller Group in the Territory, as such business is conducted as of the date hereof or the Closing Date, but in all cases hereunder excluding the Retained Business.

“Business Day” means any day other than a Saturday, Sunday or a day on which banks in New York City are authorized or obligated by applicable Law or executive order to close.

“Business Employees” means each employee of any of the Sellers or any of their respective Affiliates who is set forth on Schedule II hereto, as it may be updated from time to time in accordance with this Agreement, and each employee of any of the Sellers or any of their respective Affiliates not otherwise set forth on Schedule II hereto who is assigned to or primarily provides services with respect to the Business.

“Business Records” means (a) all business records and materials (or portions thereof), including customer records, files, invoices, customer and supplier lists, distribution lists, billing records, sales literature, manuals and customer and supplier correspondence, drawings, reports, studies and plans and advertising, marketing and promotional materials, OSS and BSS data, inventory data, Access Right records, Permit records (including application records) historical build-out information and data, network planning and capacity information and data, network and other designs and related documentation (including “high level design” documentation), information and data (including (i) with respect to fiber routes, network elements and MDUs, (ii) any such information and data used in financial system modeling tools or processes such as historical build cost data, (iii) bandwidth capacity and utilization levels for each network element (including for optical line terminals and splitters) and (iv) any current or past augmentation designs), in each case (x) whether evidenced in writing, electronic data, computer software or otherwise and (y) to the extent relating to the Business, (b) all personnel records to the extent related to the Business Employees and (c) all of the separate financial statements or other financial records to the extent relating to the Business, the Companies, the Transferred Fiber Assets, the portion of the Shared Fiber Assets relating to the conduct of the Business, the Transferred Accounts, the Deferred Fiber Assets or the Assumed Liabilities that do not form part of the general ledger of the Seller Group, and in each case of this clause (c), that exist in stand-alone form.

“Business Revenue Principles” means the accounting principles, policies, procedures, categorizations, definitions, methods, practices and techniques as interpreted and applied in the preparation of the income statement dated December 31, 2024, forming part of the Unaudited Historical Financial Information, provided that ASC 606 deferrals and amortization for installation revenues shall be excluded, so that installation revenue shall be recognized upon billing.

“Business Vendor Contract” means any Contract between any member of the Seller Group, on the one hand, and any third party, on the other hand, pursuant to which such third party provides products or services exclusively to the Business.

“Cash” means the aggregate amount of cash and cash equivalents of such Person determined in accordance with GAAP, including deposits and wires (reduced by the amount of any outgoing but uncleared checks, wires, transfers and drafts made by the Companies and inclusive of the amount of any incoming but uncleared checks, wires, transfers and drafts received by the Companies).

“Closing Cash” means an amount equal to the aggregate amount of Cash of the Companies at the Reference Time, after giving effect to the Restructuring Transactions. Closing Cash will be reduced by any Cash used between the Reference Time and the Closing to make any distributions to, or for the benefit of, any Seller or Affiliate of any Seller or to pay Indebtedness or Transaction Expenses.

“Closing Date Business Employees” means each Business Employee who is identified as such on the Final Schedule II.

“Closing Indebtedness” means the amount of Indebtedness as of immediately prior to the Closing.

“Closing Working Capital” means the amount of Working Capital at the Reference Time, after giving effect to the Restructuring Transactions. Schedule III attached hereto sets forth an illustrative calculation of Closing Working Capital.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreement” means each collective bargaining or other labor Contract or labor arrangement or similar agreement between the Seller Group and a Union covering any Business Employee.

“Combined Tax Return” means any Tax Return which includes one or more of the Companies, on the one hand, and one or more members of the Seller Group (excluding the Companies), on the other hand.

“Commercial Agreement Forms” means (a) the Master Service Agreement (excluding its exhibits that are Commercial Agreement Term Sheets but including the Service Schedule for Metro Ethernet and Ethernet Virtual Private Line Service Schedule and the Lumen Data Center Facility Services Service Schedule), (b) the Purchaser Pole Attachment Agreement, (c) the Third-Party Pole Agreement, (d) the IP Address Usage and Conveyance Agreement and (e) the IP License Agreement.

“Commercial Agreement Term Sheets” means (a) the Reverse Master Service Agreement Term Sheet, the Reverse F2 Operations & Maintenance Schedule Term Sheet and Legacy Voice Services Service Schedule Term Sheet; (b) the Reverse Indefeasible Rights of Use Agreement Term Sheet; (c) the following exhibits to the Master Service Agreement: (i) the F2 Fiber Construction & Engineering Service Schedule Term Sheet, (ii) the F1 Feeder Construction & Engineering Service Schedule Term Sheet, (iii) the F1 Operations & Maintenance Service Schedule Term Sheet and (iv) the Field Operations Service Schedule Term Sheet; (d) the Indefeasible Rights of Use Agreement Term Sheet, (e) the Reverse Indefeasible Rights of Use Agreement Term Sheet and (f) the Shared Assets Access Agreement Term Sheet.

“Communications Act” means the Communications Act of 1934, as amended, and the rules, regulations, written policies and orders of the FCC thereunder.

“Communications Laws” means: (a) the Communications Act and (b) the comparable statutes, rules, regulations, written policies and orders of the fifty (50) states and the District of Columbia, and United States territories.

“Communications Permits” means any Permits issued by the FCC or any State PUC required under the Communications Laws to conduct the Business, other than any franchise agreement.

“Confidentiality Agreement” means the Non-Disclosure Agreement, dated as of August 5, 2024, by and between Lumen and AT&T Services, Inc.

“Contract” means any contract, lease, license, commitment, agreement, arrangement, understanding or other legally binding instrument, in each case whether written or oral or express or implied, and all amendments, restatements, supplements or other modifications thereto or waivers thereunder.

“Control” means, as to any Person, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise (and the terms “Controlled by” and “under common Control with” shall have correlative meanings).

“Current Assets” means the sum of the current assets of the Companies that are Transferred Assets, after giving effect to the Restructuring Transactions, to the extent of the type included in the trial balance accounts of current assets specifically identified on Schedule III hereto, as determined in accordance with the Accounting Principles.

“Current Liabilities” means the sum of all current liabilities of the Companies that are Assumed Liabilities or that are accrued and unpaid Taxes of the Companies, after giving effect to the Restructuring Transactions, to the extent of the type included in the trial balance accounts of current liabilities specifically identified on Schedule III hereto, as determined in accordance with the Accounting Principles.

“Domain Names” means internet domain names and other computer identifiers.

“Enabled Units Number” means, as of the Closing Date, the number of Single Family Units and MDUs added as new Enablements by the Seller Group between January 1, 2025 (inclusive) and January 1, 2026 (inclusive).

“Enablement” means an SFU or unit in an MDU that is physically passed by the Transferred Fiber Assets and (a) either (i) a terminal access point has been installed within a distance of such SFU or MDU that is consistent with standard industry practice (but in no event with a drop length longer than 1,400 feet), or (ii) fiber has been installed to an exterior wall of such SFU or MDU with sufficient access to inside wiring of the SFU or MDU to provide service to one or more residential units therein, (b)(i) has a terminal access point or installed fiber that is readily accessible through a public right-of-way or right of access agreement that has been obtained (as and if necessary) and (ii) permission to access common areas or other permission for installation of inside wiring or customer premises equipment (other than in respect of the end user) has been obtained (as and if necessary), and (c) is capable of installation of customer premise equipment within four (4) Business Days after receipt by the Business of an order for customer activation, without giving effect to any delays or disruptions that may be due to vendor availability, staffing shortages, weather-related events, higher-than-usual demand and other similar events.

“Enablement Target Number” means 447,000 Enablements.

“Environmental Laws” means any Law relating to the pollution or protection of the environment, human health and safety (with respect to human exposure to Hazardous Substances) and natural resources, including the use, handling, transportation, treatment, storage, disposal, Release or discharge of Hazardous Substances.

“Equity Interests” of any Person means, as applicable, any and all (a) of its shares of capital stock, membership interests or other equity or equity-based interests or share capital, (b) warrants, Contracts or other rights or options, however denominated, directly or indirectly to subscribe for or to purchase (with or without additional consideration) any capital stock, membership interests or other equity interests or share capital of such Person, (c) securities or instruments exchangeable for or convertible or exercisable into any of the foregoing (including any debt security exchangeable for any equity security) or with any profit participation features with respect to such Person or its business or (d) share appreciation rights, phantom share rights or other similar rights with respect to such Person or its business.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Excluded Assets” means all of the Seller Group’s right, title and interest in, to and under the following:

(a) all Shared Contracts, except as provided under Section 5.17 (Shared Contracts) and except as provided in clause (b) of the definition of Transferred Customer Contracts and clause (b) of the definition of Transferred Vendor Contracts;

(b) all customer accounts and other receivables (including prepaid balances) that are not Transferred Accounts;

(c) all central offices, sales offices or other office facilities, towers, warehouses, land, plants, buildings, data centers, facilities and other real property, owned or leased, and any interests therein, in each case other than included in the Transferred Access Rights or the Transferred Fiber Assets;

(d) all Access Rights other than the Transferred Access Rights;

(e) all Permits (and applications therefor) of the Seller Group other than Permits (and applications therefor) included in the Transferred Access Rights or Transferred Build Engine Permits;

(f) all assets, properties and rights of the Seller Group’s consolidated centralized support functions necessary to provide support services to the Companies and their Affiliates after the Closing under any Transaction Agreement;

(g) all of the Seller Group’s long-haul network transport facilities used to transmit data over fiber optic cables and related infrastructure between metro areas;

(h) all Cash other than Cash of the Companies;

(i) all right, title and interest in and to the Excluded Marks, and all right, title and interest in and to any Domain Names and any other Intellectual Property of any member of the Seller Group or its Affiliates (other than the Companies), in each case, that is not Transferred Intellectual Property;

(j) all rights of the Seller Group (other than the Companies) under this Agreement and any other Transaction Agreement;

(k) all current and prior insurance policies and, except as provided under Section 5.11 (Insurance), all rights of any nature with respect thereto, including all rights to insurance recoveries thereunder and to assert claims with respect to any such insurance recoveries, whether or not related to the Business;

(l) all records and files that are not Business Records, Transferred Contracts or otherwise expressly included in Transferred Assets;

(m) all rights of the Seller Group for Tax refunds and credits in lieu of Tax refunds for any Excluded Taxes to the extent such Excluded Taxes are or were actually paid or borne economically by the Seller Group;

(n) all assets related to any Benefit Plan, including all assets set aside in trust or any other funding vehicle and all insurance policies for such Benefit Plan, in each case, intended to fund any Benefit Plan;

(o) all Equity Interests in or otherwise held by any member of the Seller Group (other than the Transferred Equity Interests);

(p) all Proceedings, actions, judgments, claims, rights of recovery, right of set-off or reimbursement, defenses and demands of any nature available to or being pursued by any member of the Seller Group to the extent not related to the Business, the Transferred Assets or the Assumed Liabilities, whether arising by way of counterclaim or otherwise;

(q) all Privileged Materials and Transaction Information;

(r) any and all prepaid expenses, credits, advance payments, claims, refunds, rights of recovery, rights of set-off, rights of recoupment, charges, sums, fees, deposits and security deposits, other than those identified as Transferred Assets;

(s) all properties, rights, claims, credits or assets set forth on Schedule EA; and

(t) all other property, right, claim, credit or asset not expressly included as a Transferred Asset.

“Excluded Liabilities” means (a) in each case other than the Assumed Liabilities, the Liabilities of the Seller Group (including Liabilities of the Companies in existence as of immediately prior to the Closing), whether such Liabilities arise, are incurred or occur before, on or after the Closing, and including, for the avoidance of doubt, any Liabilities expressly contemplated to be the responsibilities of the Seller Group under this Agreement, and (b) the following Liabilities:

(i) except as otherwise provided in Article 7, all employment, labor, compensation, pension, employee welfare and employee benefits related Liabilities, commitments and claims, including workers’ compensation claims, in each case to the extent relating to each (A) current and former employee or other service provider of the Seller Group who is not a Business Employee (or any dependent or beneficiary of any such employee of the Seller Group), (B) Business Employee (or any dependent or beneficiary of any such Business Employee) to the extent arising prior to or from events occurring prior to their Applicable Transfer Date and (C) Benefit Plan or Benefit Agreement;

(ii) (A) all Taxes of the Seller Group for any tax period (excluding non-income Taxes of the Companies or with respect to the Business), including any Liability for Taxes that become a Liability of Purchaser as a result of transferee or successor liability or otherwise by operation of contract or applicable Law, and any Tax included on a Combined Tax Return, (B) all Taxes for any taxable period to the extent related to the Retained Business or the Excluded Assets and (C) all Taxes arising out of or attributable to the Restructuring Transactions and any actions taken by the Companies pursuant to Section 5.1 and Section 5.2 prior to the Closing (clauses (A) – (C), collectively, the “Excluded Taxes”);

(iii) all Liabilities to the extent arising out of, relating to or resulting from lead-containing telephone, telecommunications or network cables (“Lead Cables”) previously or presently owned, constructed, operated, controlled, leased, serviced, repaired or maintained by the Seller Group, including any Liabilities regarding the purported lead release or contamination caused by such cables and regarding the purported disposal or failure to properly dispose of such cables;

(iv) Restructuring Costs;

(v) all Liabilities arising out of, relating to or resulting from any Proceedings pending as of the Closing Date or Orders in effect as of the Closing Date, in each case involving any state or local Governmental Entity and in each case to the extent relating to, arising out of or resulting from events occurring prior to the Closing;

(vi) all Liabilities associated in any way with participation in Universal Service Programs and any build out and service obligations stemming from such participation;

(vii) all Liabilities to the extent arising out of, relating to or resulting from the Excluded Assets;

(viii) any accounts payable or accrued liabilities for capital expenditures, calculated consistent with past practice, with respect to the Business that were accrued, or should have been accrued consistent with past practice, prior to January 1, 2026 and that are unpaid as of the Closing Date; and

(ix) all other Liabilities identified on Schedule EL.

“Excluded Marks” means any Trademark owned or used by the Seller Group and its Affiliates, including those that are comprised of or that include one or more of the following elements: Embarq, Lumen, CenturyLink, CenturyTel, Quantum Fiber, Level 3, Savvis, Qwest, Q, Q Fiber, tw telecom, Telcove, Wiltel, Vyvx, Williams Communications, Progress Telecom, ICG, United Telephone and Global Crossing.

“F1 Feeder Fiber” means all existing F1 feeder fiber strands in the Territory used, held for use, assigned, or spliced to deliver network services to customers for the Business as of the Closing Date from (a)(i) a central office or (ii) a remote optical line terminal (“ROLT”) to (b)(i) a fiber serving area interface (“FSAI”), (ii) a first splitter location in a distributed split location, or (iii) a ROLT, in each case excluding fiber coiled for future use of the Business in the Territory.

“FCC” means the Federal Communications Commission or any successor Governmental Entity exercising similar functions.

“Fiber Assets” means the following fiber-optic cables, equipment, facilities, racks, inventory, supplies, materials and other tangible assets and network assets used to deliver network services to customers: (a) fiber-optic cables and fiber strands within such fiber-optic cables used to provide network connectivity between optical line terminals located in the Territory and customer premises; (b) assets constructed and deployed as part of fiber enablement projects and secondary distribution cables, including lateral fiber, risers, manholes, handholes and fiber serving area interfaces and multiport service terminals; (c) equipment located on customer premises (including optical network terminals, remote gateways and Wi-Fi access points of customers); (d) fiber-optic cables connecting the customer premises with the aerial or underground fiber enclosure within a fiber network; (e) conduit protecting fiber-optic cables; (f) huts, fencing, chassis, boxes, cabinets, racks or similar facilities; and (g) any concrete or similar pads accompanying other Fiber Assets (which, for the avoidance of doubt, are deemed distinct Fiber Assets from the Fiber Assets described in clause (f) of this definition). For purposes of this Agreement, “Fiber Assets” shall exclude the following: (i) fiber-optic cables connected to optical line terminals located in any wire centers other than in the Territory; (ii) any segment of fiber-optic cables that constitute feeder fiber (whether or not used exclusively in the operation of the Business); (iii) the Seller Group’s broadband remote access servers; and (iv) voice gateways.

“Fiber Build Business Employees” means each Business Employee assigned to, or who provides services with respect to, the Fiber Build Engine, and who is identified as such on the Final Schedule II.

“Fiber Build Engine” means all of the assets, properties, materials, equipment and documentation of the Seller Group used or held for use in connection with, and the Business Employees of the Seller Group engaged in or assigned to, build-out projects with respect to new Fiber Assets and Fiber Assets that have not been completed, deployed, tested and determined to be operational for commercialization (i.e., “ready for sale”) for the Business in the Territory (including the identification and approval of project locations, planning of new build projects and related forecasting, the engineering, permitting, construction and development of fiber infrastructure and the deployment, testing and activation of completed fiber projects).

“Fiber Business” means the business of providing fiber-optic cable network connectivity solutions and related managed services, in each case to “mass markets” (i.e., residential or small business) fiber customers.

“Final Purchase Price” means an amount equal to:

(a) the Base Purchase Price; plus

(b) Closing Cash; plus

(c) Closing Working Capital; minus

(d) Target Working Capital; minus

(e) Closing Indebtedness; minus

(f) Transaction Expenses; plus

(g) the 2025 Enablement Adjustment Amount; plus

(h) the 2026 Adjustment Amount; minus

(i) the Pre-2025 Enablement Adjustment Amount.

“Fraud” means, with respect to a Seller or Purchaser, actual and intentional fraud under Delaware law with respect to the making of the representations and warranties set forth in Article 3 or Article 4 (as applicable) or in any schedule, exhibit or certificate delivered pursuant hereto; provided that such Party is finally determined by a court of competent jurisdiction to have committed actual and intentional fraud under Delaware law, and does not mean fraud that is based on negligence or recklessness with respect to the making of the representations and warranties set forth herein or in any schedule, exhibit or certificate delivered pursuant hereto.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Entity” means any national, supra-national (including the European Union), foreign, domestic, federal, territorial, state or local governmental entity, authority, court, tribunal, judicial or arbitral body, commission, board, bureau or agency or any regulatory or administrative department, subdivision or branch of any of the foregoing.

“Hazardous Substances” means any petroleum or petroleum distillate or by-product, any radioactive material or any other chemical, material or substance defined, classified or regulated under Environmental Law as “hazardous” or “toxic”, or as an environmental “contaminant” or “pollutant”, or words of similar meaning and regulatory effect.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means, as of any particular date, without duplication, and after giving effect to the Restructuring Transactions: (a) all obligations of the Companies or comprising Assumed Liabilities for any indebtedness for borrowed money; (b) all obligations of the Companies or comprising Assumed Liabilities evidenced by bonds, notes or debentures; (c) all obligations of the Companies or comprising Assumed Liabilities for deferred but unpaid purchase price of any asset, property, securities or services, including all earn-outs or deferred consideration, conditional sale agreements or other title retention agreements, seller notes or other similar payments, whether contingent or recognized, in each case, calculated in accordance with the Accounting Principles; (d) all obligations of the Companies or comprising Assumed Liabilities in respect of letters of credit, surety or performance bonds, or bank guarantees, but only to the extent drawn upon by the counterparty thereto; (e) all lease obligations that are classified as finance leases in the Unaudited Historical Financial Information or, in the case of leases entered into after December 31, 2024, any such leases that are required to be recorded as finances lease in accordance with GAAP applied consistently with the Unaudited Historical Financial Information, and assumed by the Purchaser; (f) any severance or other termination payments that are due and unpaid, arising in connection with any constructive or actual termination of any employee or other individual service provider occurring before the Closing Date, except to the extent such termination is requested or triggered by the Purchaser or its Affiliates prior to the Closing Date; (g) all accrued but unpaid bonuses, commissions or other incentive compensation for any Business Employee for prior fiscal years and any other completed performance periods (excluding, for the avoidance of doubt, any unpaid bonuses, commissions or other incentive compensation accrued during the fiscal year or performance period during which the Closing Date occurs); (h) all underfunded or unfunded deferred compensation obligations; (i) the employer portion of any payroll Taxes due in respect of clauses (f) through (h) (calculated as if such amounts were due in full as of the Closing Date); (j) all obligations, net of corresponding assets (which may be a positive or negative amount), of the Companies upon termination under or to otherwise unwind any interest rate swap, forward contract, currency or other hedging arrangements; (k) declared and unpaid dividends or distributions and the amounts of any other obligations of the Companies to any member of the Seller Group in respect of any intercompany accounts (including all of the receivables, payables, loans and other accounts, rights and Liabilities not settled or otherwise eliminated pursuant to Section 5.1 (Intercompany Accounts)); (l) all accrued but unpaid interest and premiums, make-whole payments, prepayment penalties, and breakage costs in respect of obligations of the type referred to in clauses (a) through (k); and (m) without duplication, all guarantees of the Companies of obligations of the type referred to in clauses (a) through (l) of other Persons; provided, however, that Indebtedness shall not include (i) any Liability to the extent such Liability results in a dollar-for-dollar reduction to the Closing Working Capital or a dollar-for-dollar increase to Transaction Expenses, (ii) any Liability associated with leases classified as operating leases in the Unaudited Historical Financial Information or, in the case of leases entered into after December 31, 2024, any such leases that are required to be recorded as operating leases in accordance with GAAP, applied consistently with the Unaudited Historical Financial Information, (iii) any Liability arising from any financing, debt or other similar arrangements of the Purchaser or any of its Affiliates and (iv) any intercompany Liabilities among the Companies.

“Independent Expert” means Deloitte LLP or, if such firm is not able to serve as the Independent Expert, an internationally recognized independent public accounting or consulting firm with significant experience in purchase price adjustment disputes relating to transactions of a comparable size and nature, agreed upon by Purchaser and Lumen in writing (such agreement not to be unreasonably withheld, conditioned or delayed).

“Initial Closing Date Amount” means an amount equal to:

(a) the Base Purchase Price; plus

(b) Estimated Closing Cash; plus

(c) Estimated Closing Working Capital; minus

(d) Target Working Capital; minus

(e) Estimated Closing Indebtedness; minus

(f) Estimated Transaction Expenses; plus

(g) the Estimated 2025 Enablement Adjustment Amount; plus

(h) the Estimated 2026 Adjustment Amount; minus

(i) the Estimated Pre-2025 Enablement Adjustment Amount.

“In-Process Fiber Builds” means all Fiber Assets with respect to build-out projects for the Business in the Territory that, as of the Closing Date, have not been completed, deployed, tested and determined to be operational for commercialization (i.e., “ready for sale”).

“Intellectual Property” means all intellectual property rights throughout the world, including the following: (a) patents and patent applications, inventions, utility models and industrial designs, and all applications and issuances therefor, together with all reissuances, divisions, renewals, revisions, extensions, reexaminations, provisional applications, continuations and continuations-in-part with respect thereto; (b) Trademarks; (c) copyrights, applications and registrations therefor; (d) Software; (e) trade secrets, know-how, inventions, processes, procedures, databases, confidential business information and other proprietary information and rights; and (f) all other intellectual property rights of any kind or nature, remedies and claims or causes of action arising out of or related to any infringement, misappropriation or other violation of any of the foregoing, including rights to recover for past, present and future violations thereof.

“International Trade Laws” means all applicable U.S. and non-U.S. Laws relating to Sanctions, export controls, or anti-boycott measures, as well as applicable customs laws.

“IT Assets” means all computer systems, including Software, hardware, firmware, middleware and platforms, interfaces, systems, networks, information technology equipment, facilities, websites, infrastructure, workstations, switches, data communications lines and associated documentation used or held for use by the Seller Group or the Companies in connection with the conduct of the Business.

“Knowledge” means (a) with respect to the Sellers, the actual knowledge of the persons listed in Section 1.1(a) of the Seller Disclosure Letter, after reasonable inquiry, and (b) with respect to Purchaser, the actual knowledge of the persons listed in Section 1.1(b) of the Purchaser Disclosure Letter, after reasonable inquiry.

“Labor Laws” means all applicable federal, state, local and foreign Laws regarding labor, employment and employment practices, including but not limited to all Laws relating to: (a) the hiring, promotion, assignment and termination of employees (including, but not limited to, timing and usage of employment applications, drug testing and pre-employment testing); (b) discrimination; (c) harassment; (d) retaliation; (e) equal employment opportunities; (f) disability; (g) labor relations; (h) wages and hours; (i) the Fair Labor Standards Act of 1938 and applicable state and local wage and hour Laws; (j) hours of work; (k) payment of wages (including, but not limited to, the timing of payments, recordkeeping and reporting of wages to employees); (l) immigration; (m) workers’ compensation; (n) employee benefits; (o) background and credit checks; (p) working conditions; (q) occupational safety and health; (r) family and medical leave; (s) sick, family or personal leaves, paid or unpaid; (t) classification of employees;

(u) unfair competition/noncompetition; and (v) any bargaining or other obligations under the National Labor Relations Act, in each case, including, but not limited to, the Labor Management Relations Act, the Fair Credit Reporting Act, the Occupational Safety and Health Act, Title VII of the Civil Rights Act of 1964, the Americans with Disabilities Act, the Age Discrimination in Employment Act, the Family and Medical Leave Act, the Equal Pay Act, the Rehabilitation Act, ERISA, the Health Insurance Portability and Accountability Act of 1996, the Uniform Services Employment and Reemployment Rights Act, the Genetic Information Nondiscrimination Act, 42 U.S.C. §§ 1981, 1983, 1985 and 1986, the Sarbanes-Oxley Act, the Immigration Reform and Control Act, the Dodd-Frank Act, the WARN Act, the Patient Protection and Affordable Care Act, the Employees’ Provident Fund and Miscellaneous Provisions Act, 1952, the Employees’ State Insurance Act, 1948, shops & establishments legislation, the Payment of Gratuity Act, 1972, Payment of Bonus Act 1965, the Equal Remuneration Act, 1976, the Maternity Benefit Act, 1961, the Sexual Harassment at Workplace (Prevention, Prohibition and Redressal) Act, 2013, and the Contract Labour (Regulation and Abolition) Act, 1970.

“Law” means any federal, state, local or foreign law (including common law), statute, treaty, regulation, ordinance, rule, code or decree enacted, issued, enforced or entered by any Governmental Entity or any Order.

“Lead Cables” has the meaning set forth in the definition of Excluded Liabilities.

“Liability” means all indebtedness, obligations, guarantees, commitments and other liabilities (or claims or contingencies that have not yet become liabilities), whether absolute, accrued, matured, contingent (or based upon any contingency), known or unknown, fixed or otherwise, or whether due or to become due, including any fines, penalties, losses, costs, Taxes, interest, charges, expenses, damages, assessments, deficiencies, claims, demands, judgments, awards or settlements, whenever or however arising.

“Liens” means any mortgage, lien, claim, pledge, option, charge, easement, covenant, hypothecation, security interest, lease, license, tenancy or possessory interest, condition, purchase right, transfer restriction, right-of-first refusal, right-of-first offer, right-of-way, encroachment, building or use restriction, conditional sales agreement, encumbrance, or similar restrictions of any kind, including any restriction on voting, transfer, receipt of income, or exercise of any other attribute of ownership, whether voluntarily incurred or arising by operation of Law, and including any agreement to give any of the foregoing in the future.

“Loss” means any loss, damage, claim, cost, liability, Tax, lawsuit, demand, fine, obligation, fee and expense, interest, award or settlement, judgment or penalty (including reasonable fees and expenses of attorneys, accountants, consultants and other advisors and experts, and all amounts paid in settlement with respect to any of the foregoing).

“Mass Markets Fiber Customer” means any customer of the Seller Group that is classified as a “mass markets” (i.e., residential or small business) fiber customer in Lumen’s consolidated books and records used to externally report its consolidated segment results, determined in good faith, based on Lumen’s allocation and adjustment procedures applied consistently with past practices in all material respects.

“Master Agreement” means any Contract with a customer of the Seller Group to which any member of the Seller Group is a party, and in each case which provides for such customers to receive one or more Transferred Services that are provided by the Business as well as one or more products or services that are provided by the Retained Business.

“Material Adverse Effect” means any event, change, development, circumstance or effect that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, operations, condition (financial or otherwise) or results of operations of the Business, taken as a whole; provided, however, that no such event, change, development, circumstance or effect to the extent resulting from or arising out of any of the following shall, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been, any such material adverse effect: (a) any change in applicable Law, GAAP or any applicable accounting standards, requirements or principles or any guidance relating thereto or any change in the enforcement of any of the foregoing, in each case that becomes effective after the date of this Agreement; (b) general economic, political, geopolitical, social, tax, regulatory or business conditions or changes therein (including the commencement, continuation or escalation of war, terrorism, armed hostilities or national or international calamity) or the conditions of any credit, financial or capital markets; (c) financial, credit and capital markets conditions, including interest rates, and any changes therein; (d) currency exchange rates, and any changes therein; (e) any change generally affecting the industry in which the Business operates; (f) the announcement of the entry into this Agreement or due to the identity of the Purchaser or its Affiliates, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, Unions, employees or Governmental Entities (provided that this clause (f) shall not apply to the representations and warranties that speak specifically to the effect of the foregoing); (g) the compliance with the express terms of this Agreement or the taking of any action required (including any requirement not to take any action) by, or in accordance with, this Agreement (provided that this clause (g) shall not apply with respect to (x) the Restructuring Transactions or (y) the Sellers’ compliance with Section 5.6 (Conduct of Business) or actions taken by the Sellers or any other member of the Seller Group in connection therewith, except, in the case of this clause (y), if the Sellers have requested consent to take such actions and Purchaser has unreasonably withheld, conditioned or delayed such consent), (h) any act of God, weather-related event, natural disaster, epidemic, pandemic, outbreak, force majeure event or other similar event; (i) any failure of the Business to meet any projections, forecasts, estimates, budgets, milestones or financial or operational targets, metrics or predictions (provided that this clause (i) shall not prevent a determination that any event, change, development, circumstance or effect underlying such failure to meet projections or forecasts has resulted in a Material Adverse Effect (to the extent such event, change, development, circumstance or effect is not otherwise excluded from this definition of Material Adverse Effect)); (j) changes or prospective changes in credit ratings of the Seller Group or the Companies (provided that this clause (j) shall not prevent a determination that any event, change, development, circumstance or effect underlying such change or prospective changes in such credit ratings has resulted in a Material Adverse Effect (to the extent such event, change, development, circumstance or effect is not otherwise excluded from this definition of Material Adverse Effect)); or (k) any action taken after the date of this Agreement at the written request of Purchaser; provided that the exceptions in clauses (a), (b), (c), (d), (e) and (h) above shall not apply to the extent such circumstance, development, effect, change, event, occurrence or state of facts has a disproportionate impact on the Business relative to other participants in the industry in which the Business operates (in which case the incremental disproportionate impact or impacts may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect).

“MDU” means a residential structure that has multiple units with a single street address, including garden homes, apartment buildings, condo buildings, shopping centers, high rise buildings, and other multi-tenant buildings as well as shared spaces within such structures.

“Optical Distribution Network” means an optical distribution network used to distribute optical signals from optical line terminals (inclusive) to optical network terminals (inclusive), excluding any F1 Feeder Fiber.

“Order” means any outstanding order, judgment, ruling, settlement, writ, injunction, stipulation, award, decree or other legally enforceable requirements issued or entered by a Governmental Entity.

“Ordinary Course of Business” means actions taken by or on behalf of the Seller Group that are consistent with the past usual day-to-day customs and practices of the Seller Group in the ordinary course of operations of the Business.

“Organizational Documents” means, with respect to any Person, as applicable, such Person’s (a) certificate or articles of organization, formation or incorporation or memorandum, (b) bylaws, articles of association, operating agreement or partnership agreement, (c) stockholder or equity-holder agreement and (d) all other constitutive or organizational documents of such Person which address matters relating to the organization, governance, management or operations of such Person similar to the matters addressed by the documents referred to in the foregoing clauses (a) through (c) (including any amendment or supplement to any of the foregoing).

“Performance Guarantee” means any performance guarantee, letter of credit, letter of comfort, surety bond, performance bond, bid bond or similar guarantee or arrangements entered into by or on behalf of the Seller Group in connection with the Business.

“Permit” means all permits, licenses, approvals, consents, registrations, franchises, certificates, entitlements, exemptions and other authorizations, in each case issued by Governmental Entities.

“Permitted Liens” means: (a) mechanics’, carriers’, workmen’s, repairmen’s, warehousemen’s, materialmen’s or other like Liens arising or incurred in the Ordinary Course of Business relating to obligations as to which there is no default on the part of the Business; (b) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the Ordinary Course of Business; (c) Liens for current Taxes that are not yet delinquent or being contested in good faith through appropriate proceedings and for which adequate reserves have been established in accordance with GAAP; (d) other than with respect to Intellectual Property, defects or imperfections of title or encumbrances that, in each case are non-monetary and do not materially interfere with the value, or the ordinary use by the Business, of the affected property; (e) leases, subleases and similar agreements with respect to real property; (f) Liens listed in schedules to the applicable title insurance policies relating to owned real property; (g) zoning, building and other similar restrictions imposed by Governmental Entities which are not violated by the conduct of the Business as conducted as of the date of this Agreement; (h)

Liens that have been placed by any developer, landlord or other third party on property owned by third parties over which easement rights and subordination or similar agreements relating thereto are held for use by the Business, in each case, not, individually or in the aggregate, materially interfering with the current use by the Business of the affected property; (i) Liens imposed by applicable workers’ compensation, unemployment insurance or other types of social security Laws; (j) Liens not created by the Seller Group that affect the underlying fee interest of any leased real property not, individually or in the aggregate, materially interfering with the ordinary conduct of the Business as a whole; (k) non-exclusive licenses or other non-exclusive rights granted to customers of the Business to Intellectual Property in the Ordinary Course of Business; and (l) restrictions on transfer under applicable securities Laws.

“Person” means an individual, partnership (general or limited), corporation, limited liability company, joint venture, association or other form of business organization (whether or not regarded as a legal entity under applicable Law), trust or other entity or organization, including a Governmental Entity or works council.

“Personal Information” means any information that identifies, relates to, describes, is linked to, is reasonably capable of being associated with, or could reasonably be linked to, directly or indirectly, any identified or identifiable individual or household, and any information covered by definitions of “personally identifiable information,” “personal information,” “personal data,” or any similar term under any applicable Laws.

“Pole Attachment Agreement” means a Contract between a member of the Seller Group, on one hand, and a third party, on the other hand, pursuant to which the Business has the right to attach Fiber Assets to a utility or similar pole of a third party or to attach Fiber Assets to assets of the Retained Business on any such pole.

“Pole Attachment Consent” means any Consent from the counterparty to a Pole Attachment Agreement to the extent such Consent is required by applicable Law or necessary to avoid a violation or breach of the applicable Pole Attachment Agreement and provide Purchaser and its Subsidiaries with the benefits of such Pole Attachment Agreement with respect to the Transferred Fiber Assets and Shared Fiber Assets from and after the Closing.

“Pole Attachment Consent Costs” means, in respect of Pole Attachment Agreements, the reasonable and documented out-of-pocket fees and expenses incurred by the Parties pursuant to Section 5.7 (Consents) or Section 5.8 (Unassigned Assets) to obtain any Pole Attachment Consent.

“Pole Attachment Decommissioning Costs” means any Losses actually incurred by the Purchaser and its Subsidiaries arising out of or resulting from the Seller Group’s actions to terminate a Pole Attachment Agreement or to remove or decommission any copper or copper facilities from a utility pole or other pole that is physically tied to the Transferred Fiber Assets or Shared Fiber Assets or actions to re-attach the Transferred Fiber Assets or Shared Fiber Assets to a utility or other pole in connection with such removal or decommissioning.

“Post-Closing Fiber Builds” means all Fiber Assets with respect to build-out projects for the Business in the Territory that are completed, deployed, tested and determined to be operational for commercialization (i.e., “ready for sale”) by the Fiber Build Engine after the Closing Date, including such Fiber Assets that constituted In-Process Fiber Builds as of the Closing Date and are completed, deployed, tested and determined to be operational for commercialization (i.e., “ready for sale”) after the Closing Date.

“Pre-2025 Enablement Adjustment Amount” means:

(a) if the Pre-2025 Enablement Amount is less than the Pre-2025 Enablement Shortfall Amount, the number equal to (i) $1,000.00, multiplied by (ii)(A) Pre-2025 Enablement Shortfall Amount minus (B) the Pre-2025 Enablement Amount; and

(b) in all other cases, an amount equal to zero.

“Pre-2025 Enablement Amount” means the number of Enablements as of December 31, 2024.

“Pre-2025 Enablement Shortfall Amount” means the Pre-2025 Enablement Target minus 75,000.

“Pre-2025 Enablement Target” means 3,932,925 Enablements.

“Privacy Requirements” means, as they relate to data privacy, cybersecurity, data protection, data breach notification, data localization, artificial intelligence or automated decision-making technology, sending solicited or unsolicited electronic mail or text messages, cookies or other tracking technology, or the Processing of Personal Information (a) all applicable Laws and binding guidelines from Governmental Entities; (b) industry practice, standards, self-governing rules, and policies binding upon the Seller Group, including the Payment Card Industry Data Security Standard; (c) all contractual obligations binding upon the Seller Group; and (d) the Seller Group’s own external written policies and procedures, and public statements or representations made by the Seller Group.

“Proceeding” means any claim, suit, action, hearing, litigation, administrative charge, investigation, arbitration or other material proceeding (whether civil, criminal, administrative, or investigative), at law or in equity, by or before any Governmental Entity.

“Process,” “Processed,” or “Processing” means any operation or set of operations performed, whether by manual or automated means, on data (including Personal Information) or on sets of data (including Personal Information), including the collection, use, sale, storage, transfer, disclosure, analysis, deletion or modification thereof.

“Purchase Orders” means outstanding purchase orders under any Transferred Vendor Contract.

“Purchaser Disclosure Letter” means the disclosure letter prepared by Purchaser and made available to the Sellers, dated as of the date of this Agreement, and delivered by Purchaser to the Sellers prior to the execution hereof.

“Purchaser Private Access Rights” means Access Rights provided by a Person other than a Governmental Entity.

“Purchaser Public Access Rights” means Access Rights (other than Communication Permits) provided by a Governmental Entity.

“Quantum Fiber BSS Stack” means the business support systems, network and software architecture, including all proprietary and third-party components of each of the foregoing, and inclusive of software, software licenses, source code (as appropriate) and configurations, used by the Business to manage the Business’s Quantum Fiber customer-facing operations and business processes, including the software set forth in Schedule BSS as of the date hereof as such Schedule may be updated from time to time by mutual agreement of the Parties. For purposes of this Agreement, “Quantum Fiber BSS Stack” shall exclude the following: (i) ERP systems of Purchaser and its Affiliates, integration within and any functionality within such ERP system, (ii) fiber inventory CAD and GIS systems and (iii) infrastructure project environments, in the case of this clause (iii), to the extent reasonably agreed by the Parties.

“Quantum Fiber OSS Stack” means the operations support systems, network and software architecture, including all proprietary and third-party components of each of the foregoing, and inclusive of software, software licenses, source code (as appropriate) and configurations, used by the Business to manage and monitor the Business’s Quantum Fiber network operations, including the systems, network and software architecture set forth in Schedule OSS as of the date hereof as such Schedule may be updated from time to time by mutual agreement of the Parties. For purposes of this Agreement, “Quantum Fiber OSS Stack” shall exclude the following: (i) ERP systems of Purchaser and its Affiliates, integration within and any functionality within such ERP system, (ii) fiber inventory CAD and GIS systems and (iii) infrastructure project environments, in the case of this clause (iii), to the extent reasonably agreed by the Parties.

“R&W Policy” means the buyer-side representation and warranty insurance policy issued by AIG Specialty Insurance Company to Purchaser in connection with this Agreement.

“Reference Period” means the twelve (12) month period immediately prior to the Closing Date.

“Reference Time” means 12:01 a.m. New York Time on the Closing Date (except, with respect to Taxes, as if the taxable period of each Company closed at 11:59 p.m. New York Time on the Closing Date).

“Release” means disposing, discharging, injecting, spilling, leaking, leaching, dumping, pumping, pouring, emitting, escaping, emptying, seeping, placing, migration and the like, into or upon any land or water or air, or otherwise entering into the environment.

“Representatives” means, with respect to a Person, such Person’s officers, employees, accountants, consultants, legal counsel, financial advisors and agents and other representatives.

“Required Regulatory Filings” means the expiration or termination of the waiting period (or any extensions thereof) applicable to the consummation of the Transactions under the HSR Act and the other Orders, sanctions, Consents, written confirmations of no intention to initiate legal Proceedings and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of, or registrations, applications, declarations, notices or filings required to be made to or with, Governmental Entities set forth in Section 8.1(b) of the Seller Disclosure Letter, as Section 8.1(b) of the Seller Disclosure Letter may be amended pursuant to Section 5.5(a) and the terms of Section 8.1(b) of the Seller Disclosure Letter.

“Restructuring Transactions” means the transactions contemplated by Section 2.1 (including those listed in Section 2.1(a) of the Seller Disclosure Letter).

“Retained Business” means all business of the Seller Group other than the Business, including the business of (a) providing any products or services anywhere in the world that are not Transferred Services and (b) providing any products or services (including Transferred Services) to any customers that are not Mass Markets Fiber Customers.

“Sanctioned Jurisdiction” means, at any time, a country, region, or territory which is (or during the past five years) the subject or target of comprehensive Sanctions (currently, the Crimea, so-called Donetsk People’s Republic, Kherson, so-called Luhansk People’s Republic, and Zaporizhzhia regions of Ukraine, Cuba, Iran, North Korea, and Syria).

“Sanctioned Person” means a Person (a) identified on the United States’ Specially Designated Nationals and Blocked Persons List, the United States’ Denied Persons List, Entity List or Debarred Parties List, the United Nations Security Council Sanctions List, the European Union’s List of Persons, Groups and Entities Subject to Financial Sanctions, the United Kingdom’s Consolidated List of Financial Sanctions Targets, or any other similar Sanctions-related list maintained by any Sanctions Authority; (b) located, organized or resident in a Sanctioned Jurisdiction; (c) owned, 50% or more, individually or in the aggregate by, Controlled by, or acting on behalf of one or more Persons described in clause (a) or (b) above, or (d) otherwise a subject or target of Sanctions.

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered, or enforced from time to time by any Sanctions Authority.

“Sanctions Authority” means the United States government, the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, the Bureau of Industry and Security of the U.S. Department of Commerce, the United Nations Security Council, the European Union, any Member State of the European Union and the competent national authorities thereof, the United Kingdom, the Office of Financial Sanctions Implementation of His Majesty’s Treasury, the Export Control Joint Unit of the UK Department of International Trade, and any other relevant Governmental Entity with jurisdiction over the parties to this Agreement that administers or enforces Sanctions.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Seller Disclosure Letter” means the disclosure letter prepared by the Sellers and made available to Purchaser, dated as of the date of this Agreement, and delivered by the Sellers to Purchaser prior to the execution hereof.

“Seller Group” means Lumen and each of its Subsidiaries, including the Companies prior to the Closing.

“Seller Private Access Rights” means Access Rights provided by a Person other than a Governmental Entity in respect of the operation of the Business by the Seller Group in the Territory.

“SFU” means each residential unit or business site that has a single street address, including traditional single family homes, townhomes or rowhouses in which each residential unit therein has its own address, business sites with a single street address, empty lots with a single street address and new construction sites pending assignment of a street address and similar future dwellings.

“Shared Contract” means a Contract between a member of the Seller Group, on one hand, and a third party, on the other hand, that relates to the Business and to the Retained Business, including the Shared Customer Contracts and Shared Vendor Contracts but excluding the Pole Attachment Agreements.

“Shared Customer Contracts” means Contracts with customers of the Seller Group, in each case to which any member of the Seller Group is a party, and in each case which provide for such customers to receive Transferred Services as well as one or more products or services that are provided by the Retained Business.

“Shared Fiber Assets” means Fiber Assets used or held for use, but not exclusively used or held for use, in the Business within the Territory as of the Closing Date.

“Shared Vendor Contracts” means Contracts with vendors of the Seller Group, in each case to which any member of the Seller Group is a party, and in each case which provide for such vendors to sell products or services to the Business as well as one or more products or services to the Retained Business.

“Software” means all computer software programs, including application software, system software, firmware, middleware and mobile digital applications, and all versions, upgrades, updates, enhancements and error corrections of the foregoing, and all code, human-readable code, source code, and documentation related thereto, in any and all forms and media.

“State PUC” means any state public service commission, public utility commission, board of public utilities or similar state agency responsible for regulating the provision of communications services, or construction, ownership and/or operation of communications networks within a particular state, and with jurisdiction over any services offered by the Business in each of the states included within the Territory.

“Subsidiary” means, with respect to any Person, as of any particular date, any corporation, entity or other organization, whether incorporated or unincorporated, of which: (a) such first Person directly or indirectly owns or controls at least a majority of (i) the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions or (ii) the rights to dividends or similar distributions of such Person; or (b) such first Person is a general partner or managing member; provided that, from and after the Closing, any reference herein to Purchaser’s Subsidiaries shall be deemed to include the Companies for so long as Purchaser continues to control the applicable Company in the manner specified above.

“Target Working Capital” means an amount equal to ($24,451,072) (which, for the avoidance of doubt, shall be a negative amount).

“Tax” means any and all federal, state, provincial, local, foreign and other taxes, levies, fees, imposts, duties, and similar governmental charges (including any interest, fines, assessments, penalties or additions to tax imposed in connection therewith or with respect thereto) including taxes imposed on, or measured by, income, franchise, margin, profits or gross receipts, ad valorem, value added, capital gains, sales, goods and services, use, property, capital stock, license, branch, payroll, withholding, employment, social security (or similar), unemployment, disability, compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes, net worth, and customs duties and any alternative, add-on minimum tax, estimated tax, or imputed underpayment within the meaning of section 6225 of the Code.

“Tax Proceeding” means any audit, examination, contest, assessment, claimed deficiency, investigation, litigation or other proceeding with or against any Taxing Authority.

“Tax Return” means any return, declaration, report, claim for refund, information return or statement relating to Taxes, including any schedule or attachment and including any amendment of any of the foregoing, filed or required to be filed, in connection with the calculation, documentation, determination, assessment or collection of any Tax.

“Taxing Authority” means any Governmental Entity exercising or purporting to exercise authority under Law with respect to Taxes.

“Territory” means the four hundred twenty-seven (427) geographic areas, referred to as wire centers, set forth on Schedule T hereto that are located in the states of Washington, Oregon, Utah, Colorado, Nevada, Arizona, Minnesota, Iowa, Idaho, Florida and Nebraska.

“Trademarks” means all trademarks, service marks, brand names, certification marks, collective marks, Domain Names, logos, slogans, symbols, trade dress, design rights, assumed names, fictitious names, corporate names, trade names, social media usernames, personalized subdomains or vanity URLs, and other digital identifiers and other indicia of origin, all registrations, renewals and applications for registration of the foregoing, and all goodwill associated therewith and symbolized by any of the foregoing.

“Transaction Agreements” means this Agreement, the Ancillary Agreements and all of the other agreements contemplated hereby; provided that, for the avoidance of doubt, the term “Transaction Agreements” shall exclude Benefit Agreements and Benefit Plans.

“Transaction Expenses” means, as of immediately prior to the Closing, in each case to the extent unpaid as of the Closing and without duplication of amounts to the extent included in Closing Indebtedness or Closing Working Capital, and only to the extent payable by any of the Companies after the Closing, without duplication, (a) any out-of-pocket accounting, tax, consulting, legal or investment banking fees or expenses that have been or will be incurred (but not yet paid) by the Seller Group as a result of the consummation of the Transactions, (b) one hundred percent (100%) of the Restructuring Costs, and (c) any transaction bonus, change in-control bonus, retention bonus or award, accrued but unpaid long-term incentive awards (excluding long-term incentive awards covering Equity Interests of the Seller Group (other than the Companies)), severance (excluding severance obligations that arise by reason of Business Employees not receiving a Qualifying Offer or severance obligations that are triggered by the Purchaser or its Affiliates after the Closing Date) and any other compensatory payment to be paid to any Business Employee (or any dependent or beneficiary of any Business Employee, if applicable), that becomes payable solely upon, or as a direct result of the execution of this Agreement or the consummation of the transactions contemplated hereby and excluding any amounts that become payable as a result of a change of control and subsequent termination of employment or service, together with the employer portion of any applicable payroll Taxes thereon (calculated as if such amounts were due in full on the Closing Date); provided, however, that any costs, fees and expenses paid or incurred pursuant to arrangements entered into by, at the request of, or at the direction of, Purchaser shall not constitute Transaction Expenses under this Agreement.

“Transaction Information” means all analyses relating to Purchaser or its Affiliates or other prospective purchasers of the Business or any portion thereof prepared or received by the Seller Group, their Affiliates or their respective Representatives in connection with the sale of the Business and the Transactions and all bids and expressions of interest received from third parties with respect thereto.

“Transferred Access Rights” means such Access Rights (and applications therefor) of the Seller Group that relate exclusively to the Business (other than any Communication Permits).

“Transferred Accounts” means all accounts and other receivables (including prepaid balances and deposits) to the extent related to the Business; provided, that in no event shall the portions of accounts and other receivables of customers under any Shared Customer Contract for the delivery of services provided by the Retained Business be considered a Transferred Account.

“Transferred Assets” means all of the Seller Group’s right, title and interest in, to and under all of the following assets, in each case, as they exist at the Closing (excluding, in each case, any Excluded Asset):

(a) the Transferred Fiber Assets;

(b) all Transferred Contracts and all Transferred Accounts;

(c) all Transferred Build Engine Assets and all Transferred Build Engine Permits;

(d) all Business Records;

(e) all Transferred Intellectual Property;

(f) all Transferred Access Rights;

(g) all Transferred IT Assets;

(h) to the extent transferable under applicable Law, all actions, judgments, claims, rights of recovery, right of set-off or reimbursement, remedies, defenses and demands of any nature available to or being pursued by any member of the Seller Group to the extent related to the Business, the Transferred Assets or the Assumed Liabilities, whether arising by way of counterclaim or otherwise;

(i) all prepaid expenses, credits, advance payments, claims, refunds, rights of recovery, rights of set off, rights of recoupment, charges, sums, fees, deposits and security deposits, in each case, that arise under any Transferred Contract or to the extent related to the Business;

(j) all express or implied warranties, guaranties and indemnities given by suppliers, vendors, manufacturers, contractors, consultants, licensors, engineers and other third parties to the extent related to the Business, the Transferred Assets or the Assumed Liabilities;

(k) all goodwill of the Business as a going concern;

(l) all Transferred Inventory;

(m) all Transferred Personal Property;

(n) all other assets identified on Schedule TA; and

(o) all other assets not set forth in the foregoing clauses (a) – (m) exclusively used or held for use in the Business by the Seller Group.

“Transferred Build Engine Assets” means all of the assets, properties, materials, equipment, contracts and documentation of the Seller Group exclusively used or held for use in connection with build-out projects to develop Transferred Fiber Assets.

“Transferred Build Engine Permits” means all Permits issued to the Seller Group exclusively in connection with the operation of the Transferred Build Engine Assets.

“Transferred Contract Obligations” means all Liabilities to make monetary payments or take other actions required under the Transferred Contracts, including paying rent, making finance lease payments and discharging any applicable purchase obligations, and making payments, providing service credits and discharging other applicable obligations.

“Transferred Contracts” means all (a) Contracts exclusively related to the Business, including the Transferred Customer Contracts, Transferred Vendor Contracts and Material Business Contracts, and (b) outstanding bids, proposals, offers and quotes, whether solicited or unsolicited, and any amendment, modification or supplement thereto that is outstanding, that, if accepted, would lead to a Contract that is exclusively related to the Business.

“Transferred Customer Contracts” means (a) all Contracts with Mass Markets Fiber Customers exclusively for the provision by the Seller Group of Transferred Services; and (b) the portion of any Shared Customer Contract with Mass Markets Fiber Customers that provides for the delivery of Transferred Services, it being understood that in no event shall those portions of any Shared Customer Contract providing for the delivery of goods and services that do not constitute Transferred Services be considered a Transferred Customer Contract.

“Transferred Employee” means each Business Employee who accepts a Qualifying Offer and commences employment with the Purchaser or its Affiliates on the Closing Date or other Applicable Transfer Date.

“Transferred Fiber Assets” means (a) the Fiber Assets of the Seller Group exclusively used or held for use in the Business within the Territory as of the Closing Date, but excluding all Post-Closing Fiber Builds (including In-Process Fiber Builds as of the Closing Date) and (b) without duplication of preceding clause (a), all of the Optical Distribution Networks used in the conduct of the Business as of the Closing Date. For the avoidance of doubt, Fiber Assets at a common location may consist of Transferred Fiber Assets and Fiber Assets that are not Transferred Fiber Assets, such as a hut, fencing, box, cabinet, chassis, rack or similar related equipment exclusively used or held for use in the Business within the Territory as of the Closing Date, which would constitute a Transferred Fiber Asset, and a concrete or similar pad accompanying such hut, fencing, box, cabinet, chassis, rack or similar related equipment that is not exclusively used or held for use in the Business within the Territory as of the Closing Date, which would not be a Transferred Fiber Asset.

“Transferred Intellectual Property” means all Intellectual Property owned or purported to be owned by (a) the Companies (after giving effect to the Restructuring Transactions) or (b) the Seller Group (prior to giving effect to the Restructuring Transactions) and exclusively related to the Business.

“Transferred Inventory” means equipment, supplies, materials, parts and other tangible personal property held for sale, in the process of production or to be used in the production process, in each case, exclusively used or held for use in the Business.

“Transferred IT Assets” means all IT Assets owned by the Seller Group and exclusively related to the Business.

“Transferred Personal Property” means, other than and without duplication of the Transferred Inventory, all of the machinery, equipment, tools, vehicles, office or field equipment (including laptops, phones, devices and printers), spare parts, customer premises equipment and other tangible personal property, including water removal pumps, air ventilation equipment, air quality testing equipment, power generators, cable rodders, splicing and physical layer test equipment, cable and handhole locators, personal protection equipment, visual fault locators, hole saws, glow rods, sheath knives, snips, fiber strippers and any other tangible personal property that if installed would be a Fiber Asset, in each case (a) which is used exclusively by, or assigned exclusively to, a Business Employee, (b) used or held for use exclusively in the conduct or operation of the Business, or (c) if not used or held for use exclusively in the conduct or operation of the Business, to the extent such personal property is used in connection with the Business (based on a good faith mutually agreed allocation by the Seller Group of each category of personal property between the Business and the Retained Business in a manner consistent with the use or assignment of such personal property in the Ordinary Course of Business).

“Transferred Services” means, collectively, products and services provided by the Seller Group to Mass Markets Fiber Customers through the Transferred Fiber Assets and Shared Fiber Assets in the conduct of the Business in the Territory; provided, however, that the term “Transferred Services” shall exclude (a) any telecommunication services relating to the Retained Business via the Seller Group’s passive optical network, (b) “plain old telephone services” (as such term is customarily understood in the telecommunications industry), including over any passive optical network, (c) digital subscriber line services through copper-based networks and other copper distribution assets, (d) any products or services provided by the Seller Group through the use of equipment or facilities other than the Transferred Fiber Assets and the Shared Fiber Assets in the Territory, (e) any products and services provided to any customers of the Seller Group that are not Mass Markets Fiber Customers, whether within or outside of the Territory, (f) services providing voice over internet protocol and (g) the specific products and services identified as Excluded Assets hereunder.

“Transferred Vendor Contracts” means: (a) all Contracts with vendors for the purchase of products or services used exclusively in connection with the Business, including any Contract for the purchase of products or services used exclusively in connection with the Transferred Build Engine Assets; and (b) the portion of any Shared Vendor Contracts that provides for the purchase of products or services used in connection with the Business, it being understood that in no event shall those portions of any Shared Vendor Contract providing for the purchase of products or services used in connection with the Retained Business be considered a Transferred Vendor Contract.

“TSA Business Employees” means each Business Employee listed on the Final Schedule II who is providing IT, call center and similar services with respect to the BSS Cloning Project or the OSS Cloning Project and whose services are reasonably determined by the Seller Group to be required to perform services under the Transition Services Agreement after the Closing Date.

“Unaudited Historical Financial Information” means (a) the unaudited balance sheet for the Business as of December 31, 2024 and December 31, 2023 and (b) the unaudited statements of operations for the Business for the fiscal years ended December 31, 2024 and December 31, 2023.

“Union” means any labor or trade union, works councils, or other bargaining unit representative.

“United States” means the United States of America, including any State thereof and the District of Columbia.

“Universal Service Program” any “universal service” or similar program administered by the FCC or any other Governmental Entity, including the Rural Digital Opportunity Fund, Connect America Fund Phase II, Schools and Libraries Program, Federal Rural Health Care Program, American Rescue Plan Act of 2021 and any other legally mandated fund pursuant to Communications Laws.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended, and the regulations promulgated thereunder, and any similar state, local or non-U.S. law.

“Willful Breach” means, with respect to a Party, a deliberate act or failure to act of such Party, which constitutes in and of itself a material breach of any covenant or agreement set forth in this Agreement, with actual conscious knowledge of such Party that such deliberate act or failure to act would cause a material breach of such covenant or agreement.

“Working Capital” means, for the Companies, after giving effect to the Restructuring Transactions, Current Assets minus Current Liabilities, calculated using only those line items included in the illustrative calculation of Current Assets, Current Liabilities and Working Capital set forth in Schedule III hereto, in each case, calculated in accordance with the Accounting Principles.

Section 1.2 Other Definitions. The following terms shall have the meanings defined in the Section indicated:

Term	Section
Access Right Consents	5.9(b)
Agreement	Preamble
Alternative Communications Efforts	5.3(b)
Allocation	2.7(a)
Applicable Transfer Date	7.1(a)
Approval Condition	5.5(f)
Archived Records	5.3(d)
Assignment Agreement	2.5(k)
Available Insurance Policies	5.11(b)
Back-to-Back Arrangement	5.8(b)
Build Engine Assets	5.14(a)
BSS Cloning Project	5.26
Business Confidential Information	5.4(b)
Business Intellectual Property	3.7(a)
Business Trade Secrets	3.7(d)
Cloned BSS Stack	5.26
Cloned OSS Stack	5.26
Closing	2.2
Closing Date	2.4
Closing Statement	2.6(b)
Companies	Recitals
Competition Laws	5.5(e)
Consent	3.4(b)
Consent Deductible	11.6(b)
Counterparty	5.17(a)
Deferred Build Engine Assets	5.14(b)
Deferred Build Engine Assets Transfer Notice	5.14(c)
Deferred Fiber Assets	5.9(a)
Designated Person	11.12(a)
Disputed Items	2.6(e)
Direct Claim	10.4(f)

Employment Agreements	Recitals
Environmental Permits	3.15(a)(ii)
ERISA Affiliate	3.11(d)
Estimated Closing Cash	2.6(a)
Estimated Closing Statement	2.6(a)
Estimated Closing Indebtedness	2.6(a)
Estimated Closing Working Capital	2.6(a)
Estimated 2025 Enablement Adjustment Amount	2.6(a)
Estimated 2026 Adjustment Amount	2.6(a)
Estimated Pre-2025 Enablement Adjustment Amount	2.6(a)
Estimated Transaction Expenses	2.6(a)
Excluded Taxes	1.1
Existing Materials	5.15(d)
Existing Representation	11.12(a)
Extended Outside Date	9.1(b)(i)
Extraordinary Action	5.7
Fair Value	4.6(d)(i)
Final Closing Statement	2.6(g)
Final Schedule II	7.1
Foreign Benefit Plan	3.11(j)
Forfeited LTI Awards	7.11
Guarantor	Preamble
Inactive Employees	7.1(d)
Indemnified Guarantees	5.10(c)
Indemnified Party	10.4(a)
Indemnifying Party	10.4(a)
Integrated Records	5.3(a)
IP License Agreement	2.5(l)
Legal Restraints	8.1(c)
Listed Plans	3.11(a)
Long-Form Agreements	5.25
LTI	7.11
LTI Cap	7.11
Lumen	Preamble
Minimum Territory	8.2(f)
Material Business Contracts	3.8(a)
MDU	1.1
Non-Finalized Agreement	5.25
Nonparty	11.15
Notice of Disagreement	2.6(c)
Occurrence-Based Insurance Policies	5.11(b)
OSS Cloing Project	5.26
Other Applicable Provisions	2.1(a)
Outside Date	9.1(b)(i)
Overage	2.6(g)(ii)
Party	Preamble

Parties	Preamble
PBGC	3.11(d)
Post-Closing Matter	11.12(a)
Post-Closing Representation	11.12(a)
Pre-Closing Designated Persons	11.12(b)
Pre-Closing Privileges	11.12(b)
Prior Business Counsel	11.12(a)
Privileged Materials	11.12(b)
Projections	4.7(b)
Purchaser	Preamble
Purchaser Indemnified Parties	10.2
Purchaser Material Adverse Effect	4.1
Purchaser Plans	7.6
Purchaser Pole Attachment Agreement	2.5(m)
Purchaser Waived Matters	10.8(a)
Purchaser Waiving Party	10.8(a)
Purchasing Affiliates	4.2
Qualifying Offer	7.1(a)
Registered Intellectual Property	3.7(a)
Regulatory Laws	5.5(e)
Released Guarantee(s)	5.10(a)
Related Party	11.15
Remedial Action	3.15(iv)
Remedies Exceptions	3.3
Replacement Awards	7.11
Represented Business Employee	7.1(a)(i)
Restructuring Costs	2.1(a)
Restructuring Documents	2.1(b)
Retained Business Confidential Information	5.4(c)
Revenue Threshold	5.21(b)
Reverse Master Service Agreement	2.5(i)Section 5.25
Sale	2.2
Security Incident	3.7(i)
Seller 1	Preamble
Seller 2	Preamble
Seller 3	Preamble
Seller 4	Preamble
Seller 5	Preamble
Seller Contest	6.3
Seller Indemnified Parties	10.3
Seller Material Adverse Effect	3.1(a)
Seller Parties	5.20
Seller Waived Matters	10.8(b)
Seller Waiving Party	10.8(b)
Sellers	Preamble
Shared Contract Separation	5.17(a)

Shared Fiber Asset Access Agreement	2.5(n)
Shared Matter	10.4(e)
Shortfall	2.6(g)(i)
Single Family Unit	1.1
Substituted Guarantees	5.10(b)
Surviving Covenant	10.1(a)
TargetCo1	Recitals
TargetCo2	Recitals
TargetCo3	Recitals
TargetCo4	Recitals
TargetCo5	Recitals
Third-Party Claim	10.4(a)
Third-Party Consents	5.7
TM Forum APIs	5.19
Transactions	2.3
Transfer Taxes	6.2
Transferred Employees	7.1
Transferred Equity Interests	Recitals
Transition Records	5.3(d)
Transition Services Agreement	2.5(g)
Unassigned Asset	5.8(a)
Unassigned Asset Actions	5.8(a)
Unresolved Disputed Items	2.6(e)
Voting Company Debt	3.2(a)

ARTICLE 2

THE SALE

Section 2.1 Pre-Closing Restructuring Transactions.

(a) Subject in each case to the terms of this Section 2.1 and to Section 5.1 (Intercompany Accounts), Section 5.2 (Termination of Intercompany Arrangements), Section 5.7 (Consents), Section 5.8 (Unassigned Assets), Section 5.9 (Transfer of Deferred Fiber Assets; Treatment of Post-Closing Fiber Builds), Section 5.17 (Shared Contracts), Section 5.23 (Wrong Pockets) and Article 7 (Employee Matters) (the “Other Applicable Provisions”), prior to the Closing, the Sellers shall, and shall cause their respective Subsidiaries to, use commercially reasonable efforts to effect the Restructuring Transactions in accordance with the steps specified in Section 2.1(a) of the Seller Disclosure Letter and effect all such conveyances, transfers, assignments, assumptions or other transactions or actions necessary or appropriate to enable, in each case immediately prior to the Closing: (i) the Companies to possess the Transferred Assets and to be responsible for the Assumed Liabilities; and (ii) the Seller Group (other than the Companies) to possess the Excluded Assets and to be responsible for the Excluded Liabilities; provided, that notwithstanding anything to the contrary herein or in any of the other Transaction Agreements, the Sellers shall not be entitled to amend or make any changes to Section 2.1(a) of the Seller Disclosure Letter, or implement any changes to the Restructuring Transactions, that would adversely impact Purchaser, the Companies or the Business in any non-de minimis respect, except with the Purchaser’s prior written consent. Costs and expenses, including governmental fees and expenses, relating to or arising from the Restructuring Transactions (the “Restructuring Costs”) shall be paid by the Sellers.

(b) Lumen and the Sellers shall (i) keep Purchaser reasonably informed of the status of the Restructuring Transactions, (ii) provide or to cause to be provided to Purchaser for Purchaser’s review working drafts of the material agreements, documents and instruments proposed to be used to effect the Restructuring Transactions, including the Organizational Documents of each Company (collectively, the “Restructuring Documents”), at least ten (10) Business Days prior to the earlier of (x) the Closing Date or (y) the effective date of the transactions contemplated thereby, (iii) provide or cause to be provided to Purchaser for Purchaser’s review substantially complete drafts of the Restructuring Documents at least three (3) Business Days prior to the earlier of (x) the Closing Date or (y) the effective date of the transactions contemplated thereby, and (iv) consider in good faith reasonable comments provided by Purchaser in good faith to the extent not inconsistent with the terms of this Agreement or any Transaction Agreement and to the extent such reasonable comments are provided reasonably promptly after delivery of the applicable draft Restructuring Document to Purchaser. Notwithstanding anything to the contrary contained in this Agreement, any Restructuring Document or any Contract with respect to the Restructuring Transactions, the Parties agree that effective as of the Closing, the allocation of Transferred Assets, Transferred Assets, Excluded Assets, Assumed Liabilities and Excluded Liabilities set forth in this Agreement shall supersede any inconsistent provision contained in the Restructuring Documents or any other Contract with respect to the Restructuring Transactions.

(c) Purchaser acknowledges that, except as expressly provided herein (including the Other Applicable Provisions), the consummation of the transactions contemplated by this Agreement is not intended to convey to Purchaser any right, title, or interest in, to or under any assets, properties, interests, rights, Equity Interests, claims or credits that are not Transferred Assets, including the Excluded Assets.

Section 2.2 Sale and Purchase of Equity. Upon the terms and subject to the conditions set forth in this Agreement, at the closing of the transactions contemplated by this Agreement (the “Closing”), each Seller shall transfer, convey, assign and deliver to Purchaser, and Purchaser shall purchase and acquire from each Seller, all of the Sellers’ rights, title and interests in and to the Transferred Equity Interests (the “Sale”), free and clear of any Liens (other than those arising under applicable securities Laws).

Section 2.3 Purchase Price. Upon the terms and subject to the conditions of this Agreement, in consideration of the Sale and the other transactions contemplated by this Agreement, Purchaser shall pay to the Sellers an aggregate amount in cash equal to the Base Purchase Price, payable as set forth in Section 2.5 (Transactions to be Effected at the Closing), and subject to adjustment as provided in Section 2.6 (Purchase Price Adjustments). The Sale, together with the consummation of the other transactions contemplated by this Agreement and the other Transaction Agreements, are referred to as the “Transactions.”

Section 2.4 Closing Date. Upon the terms and subject to the conditions of this Agreement, the Closing shall take place (a) via the exchange of executed documents on the (3rd) Business Day following the date on which the conditions set forth in Article 8 (Conditions to Obligations to Close) have been satisfied or, to the extent permitted by applicable Law, waived by the Parties entitled to the benefit thereof (except in any such case for any such conditions that by their nature can be satisfied only on the Closing Date, but subject to the satisfaction of such conditions or, to the extent permitted by applicable Law, waiver by the Party entitled to waive such conditions); or (b) at such other place, time and date as shall be agreed between the Sellers and Purchaser. The date on which the Closing occurs is referred to as the “Closing Date.” The Closing shall be deemed to be effective as of 12:01 a.m. New York Time on the Closing Date.

Section 2.5 Transactions to be Effected at the Closing. At the Closing:

(a) Purchaser shall pay or cause to be paid to the Sellers an aggregate amount equal to the Initial Closing Date Amount;

(b) Purchaser shall pay or cause to be paid to the intended beneficiaries thereof each of the Transaction Expenses as identified by the Sellers to Purchaser pursuant to Section 2.6(a);

(c) each Seller shall deliver to Purchaser (i) any certificates representing any certificated Transferred Equity Interests held by such Seller and customary instruments of transfer and assignment of such Transferred Equity Interests and (ii) evidence of the termination of all agreements, if any, regarding voting, transfer or other arrangements related to the Transferred Equity Interests that are in effect prior to the Closing, in each case in form and substance reasonably satisfactory to Purchaser, duly executed by such Seller (it being understood that in connection with any such certificates or instruments of transfer and assignment or evidence of termination, the Sellers shall not be required to make any additional representations or warranties, express or implied, not contained in this Agreement or incur any additional Liability beyond what any Seller is otherwise liable for pursuant to the express terms of this Agreement);

(d) each Seller shall deliver to Purchaser the certificate required to be delivered by such Seller pursuant to Section 8.2(d);

(e) Purchaser shall deliver to the Sellers the certificate required to be delivered pursuant to Section 8.3(c);

(f) except as set forth on Section 2.5(f) of the Seller Disclosure Letter, the Sellers shall deliver to Purchaser evidence reasonably satisfactory to Purchaser of the release and termination effective as of the Closing of (i) any Liens (other than Permitted Liens) with respect to the Transferred Assets, (ii) any Liens (other than those arising under applicable securities Laws) with respect to the Transferred Equity Interests and (iii) any and all guarantees of indebtedness for borrowed money provided by any of the Companies or with respect to the Transferred Assets;

(g) the Sellers shall deliver to Purchaser, and Purchaser shall deliver to the Sellers, the Transition Services Agreement substantially in the form attached as Exhibit A (the “Transition Services Agreement”), except if it is a Non-Finalized Agreement;

(h) the Sellers shall deliver to Purchaser, and Purchaser shall deliver to the Sellers, the Master Service Agreement substantially in the form attached as Exhibit B, including, as exhibits thereto, each of the forms of (i) Service Schedule for Metro Ethernet and Ethernet Virtual Private Line Service, (ii) Lumen Data Center Facility Services Service Schedule, (iii) F2

Fiber Construction & Engineering Service Schedule, (iv) F1 Feeder Construction & Engineering Service Schedule, (v) F1 Operations & Maintenance Service Schedule, (vi) Field Operations Service Schedule, among other exhibits as may be mutually agreed from time to time by the Parties (collectively, the “Master Service Agreement”), except in each case, if it is a Non-Finalized Agreement;

(i) the Sellers shall deliver to Purchaser, and Purchaser shall deliver to the Sellers, the Reverse Master Service Agreement, including, as exhibits thereto, each of the forms of (i) Reverse F2 Operations & Maintenance Service Schedule and (ii) Legacy Voice Services Service Schedule, among other exhibits as may be mutually agreed from time to time by the Parties (collectively, the “Reverse Master Service Agreement”), except in each case, if it is a Non-Finalized Agreement;

(j) the Sellers shall deliver to Purchaser, and Purchaser shall deliver to the Sellers, the IP Address Usage and Conveyance Agreement, substantially in the form attached as Exhibit C (the “IP Address Usage and Conveyance Agreement”);

(k) the Sellers shall deliver to Purchaser, and Purchaser shall deliver to the Sellers, the Assignment Agreement, substantially in the form attached as Exhibit D (the “Assignment Agreement”);

(l) the Sellers shall deliver to Purchaser, and Purchaser shall deliver to the Sellers, the Intellectual Property License Agreement, substantially in the form attached as Exhibit E (the “IP License Agreement”), except if it is a Non-Finalized Agreement;

(m) the Sellers shall deliver to Purchaser, and Purchaser shall deliver to the Sellers, the Multi-State Master Pole and Conduit Attachment License Agreement, substantially in the form attached as Exhibit F (the “Purchaser Pole Attachment Agreement”), except if it is a Non-Finalized Agreement;

(n) the Sellers shall deliver to Purchaser, and Purchaser shall deliver to the Sellers, the Shared Fiber Asset Access Agreement, substantially in the form attached as Exhibit G (the “Shared Fiber Asset Access Agreement”), except if it is a Non-Finalized Agreement;

(o) the Sellers shall deliver to Purchaser, and Purchaser shall deliver to the Sellers, the Indefeasible Right to Use Agreement, substantially in the form attached as Exhibit H (the “Indefeasible Right to Use Agreement”), except if it is a Non-Finalized Agreement;

(p) the Sellers shall deliver to Purchaser, and Purchaser shall deliver to the Sellers, the Third-Party Pole Agreement, substantially in the form attached as Exhibit I (the “Third-Party Pole Agreement”), except if it is a Non-Finalized Agreement;

(q) the Sellers shall deliver to Purchaser, and Purchaser shall deliver to the Sellers, the Reverse Indefeasible Right to Use Agreement, substantially in the form attached as Exhibit J (the “Reverse Indefeasible Right to Use Agreement”), except if it is a Non-Finalized Agreement;

(r) each Seller shall deliver to Purchaser a valid and duly executed Internal Revenue Service Form W-9 for such Seller (or, if such Seller is disregarded from its owner for U.S. federal income tax purposes, from such Seller’s regarded owner); and

(s) the Sellers shall deliver to Purchaser the resignations of all of the managers and officers of each Company, effective as of the Closing, except for such managers and officers that Purchaser specifies in writing to the Sellers no later than five (5) Business Days prior to the Closing Date.

All payments to be made by Purchaser pursuant to this Section 2.5 shall be made by wire transfer of immediately available funds to the accounts designated to Purchaser by the Sellers at least five (5) Business Days prior to the Closing Date.

Section 2.6 Purchase Price Adjustments.

(a) Not less than five (5) Business Days prior to the anticipated Closing Date, the Sellers shall prepare in good faith and deliver to Purchaser a written statement (the “Estimated Closing Statement”) setting forth (i) the Sellers’ good faith estimate of Closing Cash (“Estimated Closing Cash”), (ii) the Sellers’ good faith estimate of Closing Working Capital (“Estimated Closing Working Capital”), (iii) the Sellers’ good faith estimate of Closing Indebtedness (“Estimated Closing Indebtedness”), (iv) the Sellers’ good faith estimate of Transaction Expenses (the “Estimated Transaction Expenses”), together with the identity of each payee, the dollar amounts owed and, other than with respect to any amounts to be paid through the payroll of the Companies or the Seller Group, a valid and duly executed Internal Revenue Service Form W-9 for each Seller (or, if a Seller is disregarded from its owner for U.S. federal income tax purposes, from such Seller’s regarded owner), invoice and wire instructions from each such payee, (v) the Sellers’ good faith estimate of the 2026 Adjustment Amount (the “Estimated 2026 Adjustment Amount”), (vi) the Sellers’ good faith estimate of the 2025 Enablement Adjustment Amount (the “Estimated 2025 Enablement Adjustment Amount”), (vii) the Pre-2025 Enablement Adjustment Amount (the “Estimated Pre-2025 Enablement Adjustment Amount”) and (viii) the Initial Closing Date Amount. The Estimated Closing Statement shall be prepared in accordance with the terms and definitions set forth in this Agreement and the Accounting Principles (to the extent applicable) and this Section 2.6 and shall include a reasonably detailed summary of the calculations made to arrive at, and reasonable supporting documentation for, such amounts.

(b) Within one-hundred twenty (120) calendar days after the Closing Date, the Sellers shall prepare in good faith and deliver to Purchaser a statement (the “Closing Statement”) setting forth (i) Closing Cash, (ii) Closing Working Capital, (iii) Closing Indebtedness, (iv) Transaction Expenses, (v) the 2026 Adjustment Amount, (vi) the 2025 Enablement Adjustment Amount, (vii) the Pre-2025 Enablement Adjustment Amount and (viii) the Final Purchase Price, in each case setting forth the components and calculations thereof together with reasonable supporting documentation for such amounts. The Closing Statement shall be prepared in accordance with the terms and definitions set forth in this Agreement and the Accounting Principles (to the extent applicable) and this Section 2.6.

(c) The Closing Statement shall become final and binding upon the Parties on the ninetieth (90th) calendar day following delivery thereof (or on such earlier date on which the applicable Party may deliver to the other Party written notice that it has no disagreements with the Closing Statement), unless Purchaser gives written notice of its disagreement with the Closing Statement (a “Notice of Disagreement”) to the Sellers on or prior to such date. Any Notice of Disagreement shall specify in reasonable detail the particulars and the nature of any disagreement so asserted and the rationale supporting such disagreement (the “Disputed Items”). If a Notice of Disagreement is delivered to the Sellers within the ninety (90)-calendar day period referred to above, then the Closing Statement (as revised in accordance with this Section 2.6) shall become final and binding upon the Parties on the earlier of (i) the date on which Purchaser and the Sellers resolve in writing all differences they have with respect to the Disputed Items and (ii) the date on which all Unresolved Disputed Items (as defined below) are finally resolved in writing by the Independent Expert pursuant to the procedures set forth in this Section 2.6. During the forty-five (45)-calendar day period following the delivery of a Notice of Disagreement, Purchaser and the Sellers shall seek in good faith to resolve in writing any differences that they may have with respect to the Disputed Items. Promptly after the end of such forty-five (45)-calendar day period, Purchaser and the Sellers shall submit to the Independent Expert for review any and all matters that remain in dispute and were included in a Notice of Disagreement (the “Unresolved Disputed Items”). The Parties shall instruct the Independent Expert to render its decision as to the Unresolved Disputed Items and the effect of its decision on the Closing Statement as promptly as practicable but in no event later than forty-five (45) calendar days after its selection. Each of Purchaser and the Sellers, as applicable, shall furnish to the Independent Expert such working papers and other relevant documents and information relating to the Unresolved Disputed Items, and shall provide interviews and answer questions, as the Independent Expert may reasonably request in connection with its determination of such Unresolved Disputed Items; provided that any such working papers or other relevant documents and information shall also be provided concurrently to the other Parties. In the event any Party shall participate in teleconferences or meetings with, or make presentations to, the Independent Expert, the other Parties shall be entitled to participate in such teleconferences, meetings or presentations. The terms of appointment and engagement of the Independent Expert shall be in customary form as agreed upon between the Parties in writing.

(d) In resolving any Unresolved Disputed Item, the Independent Expert (i) shall act in the capacity of an expert and not as an arbitrator, (ii) shall limit its review to the Unresolved Disputed Items (other than matters thereafter resolved by mutual written agreement of the Parties), (iii) shall not assign a value to any Unresolved Disputed Item greater than the greatest value for such item claimed by the Parties or less than the smallest value for such item claimed by the Parties, in each case, (1) in respect of Purchaser, in the Notice of Disagreement and (2) in respect of the Sellers, in the Closing Statement, (iv) shall not permit or authorize ex parte communications, presentations, discovery or testimony and (v) shall base its decision solely on the provisions of this Agreement (including, as applicable, the Accounting Principles) and the written submissions by Purchaser and the Sellers and their respective Representatives and not by independent review. The Independent Expert is not authorized to, and shall not, make any other determination, including (A) any determination with respect to any matter included in the Closing Statement or a Notice of Disagreement that was not submitted for resolution to the Independent Expert, (B) any determination as to whether the Accounting Principles were followed in the preparation of the Unaudited Historical Financial Information, (C) any determination as to whether the Target Working Capital was properly calculated in accordance with the Accounting Principles, (D) any determination as to the accuracy of the representations and warranties set forth in Section 3.5

(Financial Information) or any other representation or warranty in this Agreement, (E) any determination as to compliance by any Party with any of their respective covenants in this Agreement or (F) any determination that an issue was not properly included by the Sellers or Purchaser in a Notice of Disagreement. Any dispute that is not within the scope of disputes to be resolved by the Independent Expert pursuant to this Section 2.6 shall be resolved as otherwise provided in this Agreement. For the avoidance of doubt, this Section 2.6 is not intended to adjust the Initial Closing Date Amount or the Final Purchase Price for errors or omissions, under GAAP, or otherwise, that may be found with respect to the Unaudited Historical Financial Information or Target Working Capital, in each case except for such adjustments that are required by the terms and definitions set forth in this Agreement and the Accounting Principles.

(e) The final determination by the Independent Expert of the matters submitted to it pursuant to Section 2.6(c) shall (i) be in writing, (ii) include the Independent Expert’s calculation of the Final Purchase Price, (iii) include the Independent Expert’s determination of each matter submitted to it pursuant to Section 2.6(c) and (iv) include a brief summary of the Independent Expert’s reasons for its determination of each issue.

(f) Absent fraud or manifest error by the Independent Expert, the resolution of Unresolved Disputed Items by the Independent Expert shall be final and binding, and the determination of the Independent Expert shall constitute an arbitral award that is final, binding and non-appealable and upon which a judgment may be entered by a court having jurisdiction over the Party against which such determination is to be enforced. The fees and expenses of the Independent Expert incurred pursuant to this Section 2.6 with respect to a Notice of Disagreement shall be borne by Purchaser and the Sellers based on the inverse of the percentage that the Independent Expert’s resolution of the Unresolved Disputed Items bears to the total amount of such disputed items as originally submitted to the Independent Expert. For example, if the total amount of the Unresolved Disputed Items as originally submitted to the Independent Expert equals $1,000 and the Independent Expert awards $600 in favor of the Sellers’ position, sixty percent (60%) of the fees and expenses of the Independent Expert would be borne by Purchaser and forty percent (40%) of the fees and expenses of the Independent Expert would be borne by the Sellers.

(g) Within five (5) Business Days after the Closing Statement becomes final and binding in accordance with this Section 2.6 (the “Final Closing Statement”) upon the Parties:

(i) if the Final Purchase Price is less than the Initial Closing Date Amount (such amount, the “Shortfall”), the Sellers shall pay to Purchaser the Shortfall by wire transfer of immediately available funds to the bank account designated in writing by Purchaser at least two (2) Business Days prior to the date such payment is required to be made; or

(ii) if the Final Purchase Price is greater than the Initial Closing Date Amount (such amount, the “Overage”), Purchaser shall pay to the Sellers the Overage by wire transfer of immediately available funds to the bank account(s) designated in writing by the Sellers at least two (2) Business Days prior to the date such payment is required to be made.

(h) During the period from the Closing until such time as the Closing Statement shall become final and binding upon the Parties in accordance with this Section 2.6, each of the Parties (i) shall afford, and shall cause its Affiliates to afford, to the other Parties and any accountants, counsel or financial advisers retained in connection with any adjustment to the Base Purchase Price contemplated by this Section 2.6, reasonable access during normal business hours and under reasonable circumstances, at the sole cost and expense of such requesting Party, to all the properties, Contracts, personnel (including the finance personnel) and records of the Business or the Companies together with the work papers (subject to the execution of customary access letters) of Purchaser and the Companies and the work papers of the Seller Group (subject to the execution of customary access letters), in each case to the extent relevant to the adjustments contemplated by this Section 2.6 and (ii) shall cause its and its Subsidiaries’ personnel (including the finance personnel) to reasonably cooperate with the Parties and their respective Representatives in connection with such access. Any information required to be provided pursuant to this Section 2.6(h) may be provided electronically in lieu of providing physical access.

(i) Any payment made under this Section 2.6 shall be treated as an adjustment to the Base Purchase Price for all applicable Tax purposes.

Section 2.7 Purchase Price Allocation.

(a) Within ninety (90) days after the finalization of the Closing Statement in accordance with Section 2.6, Purchaser shall prepare or cause to be prepared and delivered to the Sellers a draft allocation of the Final Purchase Price (together with other items treated as purchase price for U.S. federal income Tax purposes, including any assumed liabilities treated as purchase price) among the Transferred Assets and consistent with Section 1060 of the Code (the “Allocation”). The Sellers shall review the draft Allocation and may provide any written comments with respect thereto within thirty (30) days after the Allocation has been delivered by Purchaser, which comments Purchaser shall consider in good faith to the extent reasonable. Purchaser and the Sellers agree to use commercially reasonable efforts to agree on the Allocation for a period of forty-five (45) days after the Sellers deliver written comments to Purchaser. If the Sellers and Purchaser agree on the Allocation, Purchaser shall deliver a final Allocation to the Sellers. To the extent the Sellers and Purchaser cannot agree within forty-five (45) days after the Sellers deliver written comments to Purchaser, the Sellers and Purchaser shall each determine their own allocation for purposes of Section 1060 of the Code and shall not be bound by the allocation of any other Party.

(b) To the extent that (i) the Final Purchase Price is adjusted for Tax purposes under Article 10 (Survival and Indemnification) or (ii) assets or Liabilities are transferred or assumed under Section 5.8 (Unassigned Assets), with respect to the Deferred Fiber Assets, Section 5.9 (Transfer of Deferred Fiber Assets; Treatment of Post-Closing Fiber Builds) or Section 5.23 (Wrong Pockets), the Sellers shall, if a joint Allocation was agreed among the Parties under Section 2.7(a), update the Allocation and deliver such updated Allocation to Purchaser.

Section 2.8 Withholding. Purchaser or its Affiliates shall be entitled to deduct and withhold from any amount otherwise payable to any Person pursuant to this Agreement such amounts as Purchaser or its Affiliates are required to deduct and withhold with respect to the making of such payment under the Code or any applicable Tax Law. No later than five (5) days prior to Closing (or as soon as practicable in the event that Purchaser’s obligation to withhold arises after such date), Purchaser shall give the Sellers prior written notice of any proposed withholding and a description in reasonable detail of the reason therefor. To the extent that such amounts are so deducted and withheld, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made. Purchaser shall reasonably cooperate with the Sellers to minimize any applicable withholding. Notwithstanding the foregoing, so long as each Seller provides Purchaser with an Internal Revenue Service Form W-9 from such Seller (or, if such Seller is disregarded from its owner for U.S. federal income tax purposes, such Seller’s regarded owner) pursuant to Section 2.5(n), no withholding of Taxes shall be made from any amounts payable by Purchaser pursuant to this Agreement unless required by a change in applicable Law after the date hereof.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Except as set forth in the Seller Disclosure Letter, each Seller hereby represents and warrants to Purchaser, as of the date of this Agreement and as of the Closing Date, as follows:

Section 3.1 Organization and Qualification.

(a) Such Seller is duly organized, validly existing and in good standing (to the extent the concept is recognized by the applicable jurisdiction) under the laws of the jurisdiction in which it is organized. Such Seller has full corporate or other organizational power and authority to enable it to execute, deliver and perform its obligations under this Agreement and to consummate the Transactions. Such Seller has full corporate or other organizational power and authority to enable it to own, lease or otherwise hold its properties and assets and to carry on its business as presently owned or conducted, except where the failure to have such power or authority would not, individually or in the aggregate, reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the Transactions by the Sellers (a “Seller Material Adverse Effect”). Such Seller has, or will have at the Closing, as applicable, full corporate or other organizational power and authority to execute, deliver and perform its obligations under each other Transaction Agreement to which it is or will be party and to consummate the Transactions.

(b) As of the Closing Date, each Company will be duly organized, validly existing and in good standing (to the extent the concept is recognized by the applicable jurisdiction) under the laws of the jurisdiction in which it is organized. As of the Closing Date, each Company will have full corporate or other organizational power and authority to enable it to own, lease or otherwise hold its properties and assets and to carry on its business. As of the Closing Date, each Company will be duly qualified and licensed to do business in each jurisdiction in which the conduct or nature of its business or the ownership or lease of its properties or assets makes such qualification necessary, except such jurisdictions where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

Section 3.2 Capitalization; Transferred Equity Interests.

(a) Following the consummation of the Restructuring Transactions and at all times prior to the Closing, all of the issued and outstanding Equity Interests of the Companies will be owned by the Sellers. As of the Closing Date, except for the Transferred Equity Interests, there will be no Equity Interests of any of the Companies issued, reserved for issuance, held in treasury or outstanding. As of the Closing Date, the Transferred Equity Interests will be duly authorized, validly issued and (to the extent applicable) fully paid and nonassessable. As of the Closing Date, there will be no bonds, debentures, notes or other indebtedness of any of the Companies having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of the Transferred Equity Interests may vote (“Voting Company Debt”). As of the Closing Date, there will be no options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which any of the Companies will be party or by which any of the Companies will be bound (i) obligating any of the Companies to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other Equity Interests in any of the Companies, or any security convertible or exercisable for or exchangeable into any membership interest of, or other Equity Interest in, any of the Companies or any Voting Company Debt or (ii) obligating any of the Companies to issue, grant, extend or enter into any such option, warrant, call, right, security, commitment, Contract, arrangement or undertaking. As of the Closing Date, none of the Transferred Equity Interests will be subject to vesting or forfeiture conditions or a right of repurchase by any of the Companies. As of the Closing Date, all of the Transferred Equity Interests will have been validly issued and will not subject to or issued in violation of any voting trust or proxy, purchase option, call option, right of first refusal, preemptive right, dividend right, subscription right or restriction or any similar right under any provision of any applicable Law or the Organizational Documents of any of the Companies or any Contract to which any of the Companies will be a party or by which it will be otherwise bound.

(b) As of the Closing Date, each Seller (i) will have good and valid title to the Transferred Equity Interests, free and clear of all Liens (other than those arising under the Organizational Documents of the applicable Company and applicable securities Laws) and (ii) will be the sole record and beneficial owner of the Transferred Equity Interests held by such Seller. Assuming Purchaser has the requisite corporate or other organizational power and authority to be the lawful owner of the Transferred Equity Interests, upon completion of the actions described in Section 2.5 and the Sellers’ receipt from Purchaser of an aggregate amount equal to the Initial Closing Date Amount, good and valid title to the Transferred Equity Interests shall pass to Purchaser and Purchaser shall be the record and beneficial owner of the Transferred Equity Interests, free and clear of all Liens, other than those arising from acts of Purchaser or its Affiliates at the Closing, under the Organizational Documents of the applicable Company and those arising under applicable securities Laws.

Section 3.3 Authority; Execution and Delivery; Enforceability. The execution and delivery by such Seller of this Agreement and the consummation by such Seller of the Transactions have been duly authorized by all necessary corporate or other organizational action and no other action or proceeding on the part of such Seller or its equityholders is necessary to authorize this Agreement (including any shareholder vote or approval). Such Seller has duly executed and delivered this Agreement, and this Agreement, assuming the due authorization, execution and delivery of this Agreement by Purchaser, constitutes the legal, valid and binding obligation, enforceable against such Seller in accordance with its terms and conditions, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other Laws relating to or affecting creditors’ rights generally and general equitable principles as to enforceability (whether considered in a Proceeding in equity or at law) (collectively, the “Remedies Exceptions”). The execution and delivery by such Seller of each Transaction Agreement to which it is or will be party and the consummation by such Seller of the Transactions have been, or will be at the Closing, as applicable, duly authorized by all necessary corporate or other organizational action and no other action or proceeding on the part of such Seller or any of its equityholders is necessary to authorize the Transaction Agreements or the Transactions. Such Seller has, or will have at the Closing, as applicable, duly executed and delivered each Transaction Agreement to which it is or will be party, and each such Transaction Agreement, assuming the due authorization, execution and delivery of each such Transaction Agreement by Purchaser or its Affiliate, constitutes or will constitute its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to the Remedies Exceptions.

Section 3.4 No Conflicts; Consents.

(a) The execution, delivery and performance by such Seller of each Transaction Agreement to which it is or will be party, the consummation of the Transactions and the compliance by such Seller with the terms thereof will not conflict with, or result in any violation of or constitute a default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien (other than any Permitted Liens) upon any of the properties or assets of such Seller (including any assets held under lease or license) under, (i) the Organizational Documents of such Seller or (ii) (1) any Contract to which such Seller is a party or by which any of such Seller’s properties or assets is bound or (2) any Law or Order applicable to such Seller or any of its properties or assets, other than, in the case of clause (ii) above, any such items that, individually or in the aggregate, would not reasonably be expected to be materially adverse to the Business or have a Seller Material Adverse Effect.

(b) Assuming the truth and accuracy of the representations and warranties of Purchaser set forth in Article 4 (Representations and Warranties of Purchaser), no consent, decision, ruling, exemption, clearance, approval, license, Permit, order, waiting period expiration, waiver or authorization (a “Consent”) of, or registration, declaration, notice or filing with, any Governmental Entity is required to be obtained or made by or with respect to such Seller in connection with the execution, delivery and performance of this Agreement or any of the other Transaction Agreements or the consummation of the Transactions, other than (i) the Required Regulatory Filings, (ii) those that may be required solely by reason of Purchaser’s or any of its Affiliates’ (as opposed to any other third party’s) participation in the Transactions, and (iii) those the failure of which to obtain or make, individually or in the aggregate, would not reasonably be expected to be materially adverse to the Business or have a Seller Material Adverse Effect.

(c) Neither the execution, delivery and performance of the Transaction Agreements to which any of the Companies will be a party nor the consummation of the Transactions will conflict with, or result in any violation of or constitute a default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien (other than any Permitted Liens) upon any of the properties or assets of any of the Companies (including any assets held under lease or license) under, (i) the Organizational Documents of any of the Companies or (ii) (1) any Material Business Contract or (2) any Law or Order applicable to any of the Companies or its properties or assets, other than, in the case of clause (ii) above, any such items that, individually or in the aggregate, would not reasonably be expected to be materially adverse the Business or have a Seller Material Adverse Effect.

(d) Except as set forth on Section 3.4(d) of the Seller Disclosure Letter, assuming the truth and accuracy of the representations and warranties of Purchaser set forth in Article 4 (Representations and Warranties of Purchaser), no Consent of, or registration, declaration, notice, or filing with, any Governmental Entity is required to be obtained or made by or with respect to the Companies in connection with the execution, delivery and performance of this Agreement or any of the other Transaction Agreements or the consummation of the Transactions, other than (i) the Required Regulatory Filings, (ii) those that may be required solely by reason of Purchaser’s or any of its Affiliates’ (as opposed to any other third party’s) participation in the Transactions and (iii) those the failure of which to obtain or make, individually or in the aggregate, would not reasonably be expected to be materially adverse to the Business or have a Seller Material Adverse Effect.

Section 3.5 Financial Information.

(a) Section 3.5(a) of the Seller Disclosure Letter sets forth true and correct copies of the Unaudited Historical Financial Information. Except as set forth on Section 3.5(a) of the Seller Disclosure Letter, the Unaudited Historical Financial Information (i) has been prepared in accordance with GAAP, consistently applied throughout the respective periods indicated therein, (ii) has been derived and prepared from, and is consistent with, the records of the Sellers and their Affiliates and (iii) fairly presents in all material respects the financial position and results of operations of the Business as of the respective dates and for the respective periods indicated therein and the absence of certain financial statements, footnotes and other presentation items. The representations and warranties set forth in this Section 3.5(a) are qualified by the fact that the Business and the Companies have not operated as separate standalone businesses or entities during the periods covered by the Unaudited Historical Financial Information. The Business has been allocated certain charges and credits for purposes of the preparation of the Unaudited Historical Financial Information. Such allocations of charges and credits do not necessarily reflect the amounts that would have resulted from arms-length transactions or the actual costs that would be incurred if the Business and the Companies operated as an independent enterprise during the periods indicated in the Unaudited Historical Financial Information. The Business has not been conducted on a standalone basis, and no representations are made that the estimated stand-alone overhead costs included in the Unaudited Historical Financial Information is an accurate reflection of the overhead costs that Purchaser would incur to operate the Business or the Companies.

(b) Neither the Companies nor the Business are subject to any material Liabilities of any nature, whether or not required to be reflected on or reserved against in a balance sheet prepared in accordance with GAAP, except for those Liabilities (i) specifically reflected on and adequately reserved against in the Unaudited Historical Financial Information or disclosed in the notes thereto, (ii) incurred in the Ordinary Course of Business since the Balance Sheet Date (none of which relates to breach of Contract, breach of warranty, tort, infringement, misappropriation, violation of Law or any Proceeding), including the Transaction Expenses and Liabilities incurred in connection with the Restructuring Transactions or (iii) under executory Contracts that constitute Transferred Assets (none of which relates to breach of such Contracts).

Section 3.6 Personal Property; Transferred Assets; Condition and Sufficiency of Assets.

(a) The Companies will have, after giving effect to the Restructuring Transactions, good, valid and marketable title to, or a valid leasehold interest in, or otherwise have a valid right of possession, use or access to, all of the Transferred Assets, in each case free and clear of any Liens (other than any Permitted Liens). Except as set forth on Section 3.6 of the Seller Disclosure Letter, or as would not reasonably be expected to be materially adverse to the Business, the Transferred Personal Property, Fiber Assets and Fiber Build Engine are working, functional, fit for the purpose intended and have been maintained, subject to ordinary wear and tear, in good working condition and are without any material defects for purposes of operating the Business.

(b) As of immediately after the Closing, after taking into account and giving effect to the rights and obligations provided for in the Transaction Agreements and the Restructuring Transactions and after giving effect to Section 5.1 (Intercompany Accounts), the Companies will own or have a valid right to use all of the tangible and intangible assets, properties and rights of any nature whatsoever, necessary, in conjunction with the rights and services to be provided pursuant to the Transaction Agreements, for the operation of the Business after consummation of the Transactions in all material respects as it is conducted on the date of this Agreement.

(c) The Transferred Assets do not include Lead Cables.

Section 3.7 Intellectual Property; Data Privacy.

(a) Section 3.7(a) of the Seller Disclosure Letter sets forth a true and complete list of all (i) patents and patent applications, (ii) registered Trademarks and applications for registrations of Trademarks, (iii) registered copyrights and applications for registrations of copyrights, and (iv) Domain Names, in each case that is included in the Transferred Intellectual Property (collectively, the “Registered Intellectual Property”). Each item of Registered Intellectual Property is valid, subsisting, and, to the Knowledge of the Sellers, enforceable. Other than the Transferred Intellectual Property, any Intellectual Property used exclusively in the operation of the Business (together with the Transferred Intellectual Property, the “Business Intellectual Property”) is licensed or otherwise used, as the case may be, by a Company pursuant to a valid and enforceable Contract. All right, title and interest in and to each item of Transferred Intellectual Property is owned by a Company and the Companies have a valid and, to the Knowledge of the Sellers, enforceable right or license to use all other Business Intellectual Property used in or necessary for the operation of the Business as currently conducted, free and clear of all Liens other than Permitted Liens.

(b) The completion of the transaction contemplated by this Agreement, will not alter or impair the ownership or right of the Companies to use any of the Transferred Intellectual Property. The Business Intellectual Property, the Excluded Marks, and the Intellectual Property licensed to the Companies under the IP License Agreement, Transition Services Agreement or in connection with the services to be provided to the Companies under the Ancillary Agreements, collectively constitute all Intellectual Property necessary to operate the Business as it is conducted on the date of this Agreement or as of immediately prior to the Closing.

(c) The operation or conduct of the Business does not infringe, misappropriate or otherwise violate, and for the past six (6) years, has not infringed, misappropriated or otherwise violated any material Intellectual Property or other material proprietary rights of any other Person. There are no Proceedings pending or, to the Knowledge of the Sellers, threatened, alleging any such infringement or violation or challenging the Seller Group’s rights in or to any Business Intellectual Property and, to the Knowledge of the Sellers, there is no existing fact or circumstance that would reasonably be expected to give rise to any such Proceeding. To the Knowledge of the Sellers, no Person is infringing or otherwise violating any Transferred Intellectual Property.

(d) All material Intellectual Property developed by or for the Business and used by the Seller Group in the conduct of the Business as of the Closing Date was conceived, invented, reduced to practice, authored or otherwise created solely by either employees of the Seller Group acting within the scope of their employment, or independent contractors or suppliers of the Seller Group pursuant to agreements containing an assignment (by a present tense assignment) of Intellectual Property to a member of the Seller Group.

(e) The Seller Group has taken commercially reasonable measures to protect the Transferred Intellectual Property and the secrecy, confidentiality and value of all trade secrets used in the Business (collectively, “Business Trade Secrets”). To the Knowledge of the Sellers, none of the Business Trade Secrets has been disclosed or authorized to be disclosed to any Person other than to employees or agents of the Seller Group for use in connection with the Business or pursuant to a confidentiality or non-disclosure agreement that reasonably protects the interest of the Seller Group in and to such matters. To the Knowledge of the Sellers, no unauthorized disclosure of any Business Trade Secrets has occurred.

(f) All Transferred IT Assets (i) are adequate in all material respects for their intended use and for the operation of the Business as currently operated, (ii) operate and perform in all material respects in conformance with their documentation and functional specifications, (iii) are free from any material Software defect and (iv) to the Knowledge of the Sellers, do not contain any virus, software routine, malware, hardware component, disabling code or instructions, spyware or other vulnerabilities designed to permit unauthorized access or to disable or otherwise harm any IT Assets in any material respects. The Seller Group has taken all reasonable steps in accordance with industry standards to (y) protect the Transferred IT Assets from unauthorized access or use by any Person, and (z) protect the continued, uninterrupted and error-free operation of the Transferred IT Assets.

(g) The Seller Group (in connection with the Business) is and has since December 31, 2023, been in material compliance with all applicable Privacy Requirements. The Seller Group (in connection with the Business) has established, implemented and maintains reasonable technical, physical, administrative and organizational safeguards, measures and policies designed to ensure the confidentiality, integrity, availability and security of all Business data and Personal Information that is Processed by or on behalf of the Seller Group, and designed to prevent any unlawful, accidental or unauthorized access thereto or use, disclosure, acquisition, exfiltration, theft, loss, alteration, corruption, destruction or unavailability thereof. The Seller Group has, since December 31, 2023, routinely monitored and assessed security risks, on at least an annual basis, and timely remediated all material threats, deficiencies and vulnerabilities identified in each such assessment, in connection with the Business. The Seller Group (in connection with the Business) has implemented and maintains written industry standard information technology policies and procedures, including an information security policy, incident response plan, business continuity plan and disaster recovery plan.

(h) The Seller Group (in connection with the Business) is in compliance with Privacy Requirements regarding data subject access requests.

(i) Since December 31, 2023, the Seller Group (in connection with the Business) has not received any notice, nor is or has been subject to any audit or investigation, in each case regarding the Processing of Personal Information or alleging that the Seller Group is not in compliance with any Privacy Requirements. Since December 31, 2023, except as would not reasonably be expected to be material to the Seller Group, there have been no incidents, including any breaches of security, in which Personal Information that is or was Processed by or on behalf of the Seller Group (in connection with the Business) was, or may have been, accessed, used, disclosed, acquired, exfiltrated, stolen, lost, altered, corrupted, destroyed or rendered unavailable unlawfully, accidentally or without authorization (a “Security Incident”), nor, to the Knowledge of the Sellers, are there any facts or circumstances which could reasonably suggest the likelihood of the foregoing. Since December 31, 2023, the Seller Group has not notified, nor been required to notify, any Persons or law enforcement of a Security Incident under any applicable Privacy Requirements. Since December 31, 2023, the Seller Group has not received any notice from any Person of, nor to the Knowledge of the Sellers, has any Person experienced, any unlawful, accidental or unauthorized access, use, disclosure, acquisition, exfiltration, theft, loss, alteration, corruption, destruction or unavailability of any Personal Information that such Person Processes on behalf of the Seller in connection with the Business.

(j) Immediately following the Closing, the Business will have the right to Process, on substantially similar terms and conditions, all Personal Information that was Processed by or on behalf of the Seller Group in connection with the Business.

(k) The Seller Group (in connection with the Business) has only used, and is currently only using, artificial intelligence or automated decision-making technology (i) for internal purposes and (ii) that has been developed and provided by third-party vendors, in each case except as would not reasonably be expected to be material to the Seller Group.

(l) The Seller Group has established, maintains and enforces reasonable policies and procedures for the use of artificial intelligence and automated decision-making technology by the Seller Group’s employees, agents and contractors. The Seller Group has not used, nor is it currently using, including through the Seller Group’s use of products or services licensed from or otherwise provided by a third-party vendor, artificial intelligence or automated decision-making technology (i) for significant or consequential decisions concerning a Person or profiling of a Person, or (ii) to develop any Registered Intellectual Property in a manner that would materially affect the Seller Group’s ownership or rights therein.

Section 3.8 Contracts.

(a) Section 3.8(a) of the Seller Disclosure Letter sets forth, as of the date of this Agreement, a true, correct and complete list of the following Contracts (other than (x) Purchase Orders and invoices in the Ordinary Course of Business and (y) Contracts relating to the Excluded Assets or Excluded Liabilities) to which (1) any of the Companies is a party or is bound or (2) the Seller Group is a party and that are either exclusively related to the Business or that are Shared Contracts to the extent applicable under the portion of such Shared Contract that relates to the Business (collectively, such Contracts listed on Section 3.8(a) of the Seller Disclosure Letter, the “Material Business Contracts”):

(i) Contracts relating to the acquisition or disposition of any business or material assets (whether by merger, sale of stock, sale of assets or otherwise) entered into since January 1, 2020 pursuant to which the Companies or the Business have continuing or outstanding obligations following the date of this Agreement;

(ii) Contracts under which any of the Companies has borrowed any money from, or issued any note, bond, debenture, mortgage, security interest or other evidence of Indebtedness to, any Person (other than a Company);

(iii) Contracts under which (1) any Person, other than the Seller Group or the Companies, has directly or indirectly guaranteed Indebtedness of the Companies or (2) the Companies have directly or indirectly guaranteed Indebtedness of any Person, other than the Seller Group or any of the Companies;

(iv) Contracts under which any of the Companies or any member of the Seller Group in connection with the Business, directly or indirectly, has made or is required to make any advance, loan, extension of credit or capital contribution to, or other investment in, any Person (other than extensions of trade credit given in the Ordinary Course of Business);

(v) Contracts under which any of the Companies or any member of the Seller Group in connection with the Business grants or receives the right to use any Business Intellectual Property, in each case other than (1) non-disclosure and confidentiality agreements entered in the Ordinary Course of Business, (2) Contracts for any non-exclusive, object code licenses of off-the-shelf, commercially available Software (including shrink wrap or click wrap agreements) and (3) Contracts under which the Seller Group or any of the Companies grants a non-exclusive license of Transferred Intellectual Property to its customers or is granted a non-exclusive license, in each case in the Ordinary Course of Business;

(vi) Contracts under which any of the Companies is, or would be following the Closing, materially restricted in its use, exploitation, enforcement, registration or other exploitation of any Transferred Intellectual Property, such as coexistence agreements, settlement agreements, and covenants not to sue;

(vii) joint venture, co-investment, partnership or other similar Contracts, in each case, involving a third party;

(viii) Contracts containing covenants limiting the freedom of any of the Companies or any member of the Seller Group (to the extent in connection with the Business) to compete with any Person in a product line or line of business or conduct business in any geographic area or during any period of time, or that restricts the right of the Companies or any member of the Seller Group (to the extent in connection with the Business) to sell to or purchase from any Person or to hire any Person;

(ix) Contracts containing (1) exclusivity or similar provisions or (2) a “most favored nation” provision or any type of special material discount rights, in each case, granted by any of the Companies or any member of the Seller Group in connection with the Business outside the Ordinary Course of Business;

(x) Contracts granting a right of first refusal, right of first negotiation, right of first offer or similar option in favor of any other Person to the extent in respect of the Business;

(xi) Contracts that involve the sharing of profits or revenues of any of the Companies with any third party (other than the Seller Group);

(xii) Contracts that involve the use of structured finance, special purpose or limited purpose entities or Persons for any off-balance sheet activity, or any joint venture, off-balance sheet partnership or similar contract or any other off-balance sheet arrangement;

(xiii) any hedging, futures, options or other derivative Contract;

(xiv) Master Agreements with any customer of the Business that would reasonably be expected to make aggregate payments to the Companies or the Business in excess of $1,000,000 per annum;

(xv) Business Vendor Contracts with any vendor of the Business to which the Companies or the Business would reasonably be expected to be required to make aggregate payments to such vendor in excess of $5,500,000 per annum;

(xvi) Contracts entered into since January 1, 2022 involving any resolution or settlement of any actual or threatened material Proceeding other than releases that are immaterial in nature or that involve dollar amounts paid or payable to any former employee or independent contractor of the Business in the Ordinary Course of Business in connection with the routine cessation of such employee’s employment or independent contractor’s assignment with the Business;

(xvii) Collective Bargaining Agreements;

(xviii) Contracts that provide for (i) the employment or engagement of any Business Employee or individual independent contractor or (ii) any outstanding retention, severance or termination entitlement to any current or former Business Employee or individual independent contractor, in each case which requires payment of $250,000 or more in annual cash compensation or aggregate cash retention, severance or termination entitlements, as applicable;

(xix) Contracts with any Governmental Entity;

(xx) Contracts relating to the Fiber Build Engine or capital expenditures pursuant to which the Companies or the Business would reasonably be expected to be required to make aggregate payments in excess of $5,500,000 per annum;

(xxi) Pole Attachment Agreements pursuant to which the Seller Group has the right to attach Fiber Assets or assets of the Retained Business with respect to 10,000 or more utility or similar poles of third parties; or

(xxii) Contracts not otherwise listed above that would reasonably be expected to require payments to or from the Companies or the Business in excess of $5,500,000 per annum other than any such Contract that may be canceled by any of the Companies or the Business without penalty upon notice of ninety (90) calendar days or less.

(b) All Material Business Contracts are valid, binding and in full force and effect and are enforceable by the member of the Seller Group party thereto, as applicable, and, to the Knowledge of the Sellers, each other Person party thereto in accordance with their terms, except for any failures to be valid, binding, in full force and effect or enforceable which (i) are due to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a Proceeding in equity or at law) and (ii) individually or in the aggregate, would not reasonably be expected to be materially adverse to the Business. Each of the Companies or member of the Seller Group, to the extent party thereto, has performed all obligations required to be performed by it under each Material Business Contract, and such Company or member of the Seller Group is not (with or without the lapse of time or the giving of notice, or both) in breach or default in any respect thereunder and, to the Knowledge of the Sellers, no other party to any Material Business Contract is (with or without the lapse of time or the giving of notice, or both) in breach or default in any respect thereunder, and to the Knowledge of the Sellers, no event has occurred that with the lapse of time or the giving of notice or both would constitute or reasonably be expected to constitute a breach or default by such Company, such member of the Seller Group or such other party, as applicable, except in any of the foregoing cases, for such noncompliance, breaches and defaults that, individually or in the aggregate, would not reasonably be expected to be materially adverse to the Business. The Sellers have not received written notice, or to the Knowledge of the Sellers, oral notice, of any material dispute, non-renewal or termination (or threat of non-renewal or termination) of any Material Business Contract, except for any non-renewals or terminations that, individually or in the aggregate, would not reasonably be expected to be materially adverse to the Companies or the Business. The Sellers have delivered or made available to Purchaser true and complete copies of all Material Business Contracts, including any amendments thereto.

(c) Section 3.8(c) of the Seller Disclosure Letter sets forth, as of the date of this Agreement, a true, correct and complete list of the Contracts pursuant to which the Seller Group has access to the applications comprising the Quantum Fiber BSS Stack or the Quantum Fiber OSS Stack (as applicable).

Section 3.9 Taxes.

(a) All material Tax Returns required to be filed with any Taxing Authority with respect to the Business, or as of the Closing Date, by or on behalf of the Companies, have been timely filed and are true, complete and accurate in all material respects.

(b) All material Taxes required to have been paid with respect to the Business (and, as of the Closing Date, with respect to the Companies) have been paid, whether or not shown on any Tax Return.

(c) As of the Closing Date, all material Taxes required to be withheld or collected by the Companies will have been withheld and collected and timely paid to the appropriate Taxing Authority.

(d) There are no Liens (other than Permitted Liens) for Taxes on the Transferred Assets (or, as of the Closing Date, the assets of Companies).

(e) There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, material Taxes due with respect to the Business (or, as of the Closing Date, from the Companies) and no request for any such waiver or extension is currently pending.

(f) There are no ongoing or pending audits, examinations, contests or other Proceedings with respect to material Taxes with respect to the Business or the Transferred Assets (or, as of the Closing Date, the Companies), and no such Proceeding has been threatened in writing.

(g) As of the Closing Date, neither the Companies nor the Sellers have received written notice from any jurisdiction in which the Companies have not filed Tax Returns claiming that any of the Companies is subject to Tax by such jurisdiction or required to file Tax Returns in such jurisdiction.

(h) As of the Closing Date, no Company has participated in, nor is currently participating in, any “listed transaction” within the meaning of Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2).

(i) None of the Transferred Assets includes any property or obligation, including uncashed checks to vendors, customers or employees, non-refunded overpayments, credits or unclaimed amounts or intangibles, that is, or may become, escheatable or reportable as unclaimed property to any Governmental Entity under any applicable escheatment, unclaimed property or similar applicable Laws.

(j) None of the Transferred Assets is a Contract imposing an obligation relating to Tax sharing, Tax allocation or Tax indemnification or a similar Tax obligation.

(k) As of the Closing Date, none of the Companies will be liable for the Taxes of another Person a result of transferee liability, being a member of an affiliated, consolidated, combined or unitary group for any period (including under sections 6221–6241 of the Code) or otherwise through operation of law.

(l) As of the Closing Date, each Company is, and has been from the date of its formation, disregarded from its owner for U.S. federal income tax purposes.

(m) Neither the Transferred Assets nor the Business is subject to any Tax partnership agreement or is otherwise treated (or required to be treated) as held in an arrangement requiring a partnership income Tax Return to be filed under Subchapter K of Chapter 1 of Subtitle A of the Code.

Section 3.10 Proceedings. Section 3.10 of the Seller Disclosure Letter sets forth a true and complete list of each material Proceeding that is pending or threatened in writing (or to the Knowledge of the Sellers, orally) since January 1, 2020, against the Companies or, with respect to the Business, the Seller Group. Since January 1, 2020, no Company or, with respect to the Business, any member of the Seller Group is a party to, subject to or in default under, any material Order relating to the Business. As of the date of this Agreement, there are no Proceedings pending or threatened in writing (or to the Knowledge of the Sellers, orally) against the Companies or, with respect to the Business, any member of the Seller Group that would reasonably be expected to affect the legality, validity or enforceability of this Agreement or any other Transaction Agreement to which any Company or Seller is a party that, individually or in the aggregate, would reasonably be expected to be material to the Business or have a Seller Material Adverse Effect.

Section 3.11 Benefit Plans; Benefit Agreements.

(a) Section 3.11(a) of the Seller Disclosure Letter sets forth a true, correct and complete list, as of the date of this Agreement, of each material Benefit Plan and each Benefit Agreement (the “Listed Plans”), provided, however, that, Section 3.11(a) of the Seller Disclosure Letter need not list (x) individualized Contracts with respect to Equity Interests (which do not provide for accelerated vesting) that are consistent in all material respects with the standard form of award agreement previously provided to Purchaser, or (y) individual employment agreements that do not contain change in control, severance or retention payments or benefits and are consistent in all material respects with the standard form of employment agreement previously provided to Purchaser. The Seller Group has made available to Purchaser true, correct and complete copies of (as applicable) (i) each Listed Plan, including any amendments, modifications or supplements thereto; provided that, in the case of any Listed Plan that is a Benefit Agreement, the Seller Group may instead make available a representative form of such agreement to the extent such Benefit Agreement does not materially deviate from the form, (ii) with respect to each Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code, the most recent Internal Revenue Service determination letter or pending Internal Revenue Service determination letter request with respect thereto (if any), (iii) the most recent summary plan description for each Listed Plan and (vi) any notices to or from the Internal Revenue Service or any office or representative of the U.S. Department of Labor or any similar Governmental Entity within the immediately preceding three (3) years of a pending audit or investigation of any material compliance issues in respect of any Benefit Plan or Benefit Agreement.

(b) Each Benefit Plan that is intended to be “qualified” within the meaning of Section 401(a) of the Code, and the trust (if any) forming a part thereof, is so qualified and has received a favorable determination letter from the Internal Revenue Service or is entitled to rely upon a favorable opinion issued by the Internal Revenue Service and to the effect that each such trust is exempt from taxation under Section 501(a) of the Code, and, to the Knowledge of the Sellers, there are no existing circumstances or any events that have occurred that could reasonably be expected to cause the loss of any such qualification status of any such Benefit Plan.

(c) Except as would not reasonably be expected to result in a material Liability to Purchaser, (i) each Benefit Plan has been established, operated and administered in all material respects in compliance with its terms, and with all applicable Laws, including ERISA and the Code; (ii) no Benefit Plan is, and no Company has any liability (actual or contingent) under, nor has any Company at any time sponsored, contributed to, or had any obligation to sponsor or contribute to, a (1) “multiemployer plan” (within the meaning of Section 4001(a)(3) of ERISA), (2) “single employer plan” (within the meaning of Section 4001(a)(15) of ERISA) for which the Seller Group or any of their Affiliates have or could incur any liabilities under Section 4063 or 4064 of ERISA or under other applicable Law or (3) “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA); and (iii) there has been no prohibited transaction described in Section 406 of ERISA or Section 4975 of the Code for which an exemption is not available with respect to any Benefit Plan.

(d) Except as would not reasonably be expected to result in a material Liability to Purchaser, the Companies do not have any actual or contingent obligation with respect to any employee benefit plan or arrangement that is subject to Section 302 of ERISA, Title IV of ERISA, Sections 412 and 4971 of the Code, COBRA or any other statute that imposes liability on a so-called controlled group basis with reference to any provision of Section 52(a) or Section 414 of the Code or Section 4001 of ERISA, as applicable, that is due to any of the Companies or any of their Affiliates’ affiliation with (i) any of their respective employers (whether or not incorporated) that would be treated together with the Companies or their Affiliates as a “single-employer” within the meaning of Section 414 of the Code (each, an “ERISA Affiliate”) or (ii) any member of their controlled group of corporations (as defined in Section 52(a) of the Code). With respect to any Benefit Plan that is subject to Title IV of ERISA, (1) all premiums due as of the date of this Agreement to the Pension Benefit Guaranty Corporation (the “PBGC”) have been paid, (2) none of the Companies or any of their Affiliates have filed a notice of intent to terminate the plan or adopted any amendment to treat such plan as terminated, (3) the PBGC has not instituted, or threatened to institute, proceedings to treat such plan as terminated, (4) no event has occurred or circumstance exists that may constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, such plan, (5) within the last six (6) years, there has been no “reportable event” (as defined in Section 4043 of ERISA) that would require the giving of notice or any event requiring disclosure under Section 4041(c)(3)(C) or 4063(a) of ERISA, (6) the members of the Seller Group and their Affiliates are not, and do not expect to be, subject to (A) any requirement to post security pursuant to Section 412(c)(4) of the Code or (B) any lien pursuant to Section 430(k) of the Code. Except as would not reasonably be expected to result in a material Liability to Purchaser, none of the Companies nor any of their Affiliates has terminated any Benefit Plan subject to Title IV of ERISA within the last six (6) years or incurred any outstanding liability under Section 4062 of ERISA to the PBGC or to a trustee appointed under Section 4042 of ERISA.

(e) No Company has incurred any current or projected liability in respect of post-employment health, medical or life insurance benefits for any Business Employee (or dependent or beneficiary thereof, if applicable), except as may be required under COBRA, and at the expense of such individual. Each Benefit Plan that provides post-employment health, medical or life insurance benefits may be amended, modified in any manner or terminated without liability to any Company or any of their Affiliates.

(f) Except as would not reasonably be expected to result in a material Liability to Purchaser, (i) all contributions required to be made by the Seller Group to or on the account of each Benefit Plan have been timely made in all material respects and (ii) to the Knowledge of the Sellers, no member of the Seller Group has received any written notice of any investigations by any Governmental Entity with respect to, or other Proceedings (except routine claims for benefits payable in the ordinary course) against or involving, any Benefit Plan or any trust related thereto within the immediately preceding three (3) years.

(g) No Benefit Plan and Benefit Agreement entitles any service provider to any gross-up or additional payment by reason of any Tax being imposed on such Person under Section 409A or 4999 of the Code.

(h) Section 3.11(h) of the Seller Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of (i) each outstanding (i.e., unvested) Lumen equity award held by a Business Employee, (ii) the job title of such Business Employee, (iii) the number of shares of Lumen common stock underlying or granted in each such equity award and (iv) the date on which the equity award was granted.

(i) None of the execution and delivery of this Agreement or the consummation of the Transactions, either alone or in connection with any other event, will, (i) entitle any service provider to retention, change in control or similar compensation or benefits under any Benefit Plan or Benefit Agreement or cause any service provider to become eligible for any increase in severance or change of control benefits under any Benefit Plan or Benefit Agreement, (ii) accelerate the payment or vesting, or trigger any funding of, compensation or benefits, or increase the amount payable or trigger any other obligation due to, or in respect of, any service provider, (iii) result in any breach or violation of or default under, or limit any Company’s right to amend, modify or terminate, any Benefit Plan or Benefit Agreement or (iv) give rise to any payment (or acceleration of vesting of any amounts or benefits) that will be an “excess parachute payment” as defined in Section 280G of the Code.

(j) Except as would not reasonably be expected to result in a material Liability to Purchaser and without limiting the generality of subsections (a) through (i) above, with respect to each Benefit Plan that is governed by the Laws of any jurisdiction other than the United States (each a “Foreign Benefit Plan”); (i) each Foreign Benefit Plan required to be registered or intended to meet certain regulatory or requirements for favorable tax treatment has been timely and properly registered and has been maintained in good standing with the applicable regulatory authorities and requirements; (ii) each Foreign Benefit Plan has been established, maintained, funded and administered in all material respects in accordance with applicable Laws and the requirements of such Foreign Benefit Plan’s governing documents and any applicable Collective Bargaining Agreements; and (iii) all Foreign Benefit Plans that are required to be funded are fully funded, and adequate reserves have been established with respect to any Foreign Benefit Plan that is not required to be funded. No Foreign Benefit Plan is a defined benefit pension, seniority premium, termination indemnity, gratuity or similar type of plan or arrangement or has any unfunded or underfunded Liabilities. Schedule 3.13(j) of the Seller Disclosure Letter separately sets forth a true and complete list of all Foreign Benefit Plans.

Section 3.12 Labor Matters.

(a) In each case except as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Business, (i) there is no, and since January 1, 2022, there has not been any, labor strike, slowdown, work stoppage, lockout, picketing, unfair labor practice charge, grievance or complaint, corporate or publicity campaign of any kind, or other labor dispute pending, or, to the Knowledge of the Seller Group, threatened, against the Sellers with respect to the Business or affecting the Business Employees, (ii) except with respect to the Collective Bargaining Agreements set forth on Section 3.8(a)(xvii) of the Seller Disclosure Letter, to the Knowledge of the Seller Group, there are no activities by any Union to organize any Business Employees, no Union or other organization has filed a pending petition with the National Labor Relations Board or any other government agency or entity seeking certification as the collective bargaining representative of any employee of the Seller Group, and no pending demand for recognition as the exclusive bargaining representative of any employees of the Seller Group has been initiated by or on behalf of any Union and (iii) each Company and, with respect to the Business, the Seller Group is, and has been since January 1, 2022, in compliance in all respects with all Labor Laws.

(b) To the Knowledge of the Sellers, each Business Employee has all work permits, immigration permits, visas or other authorizations required by applicable Law for such Business Employee given the duties and nature of such Business Employee’s services. Except as would not reasonably be expected to have a Material Adverse Effect, each Company and, with respect to the Business, the Seller Group has met all requirements under Laws relating to the employment of foreign citizens and residents, including all requirements of Form I-9.

(c) No Company or, with respect to the Business, member of the Seller Group has incurred any material liability or obligation under the WARN Act that remains unsatisfied. Within the last twelve (12) months, with respect to the Business the Seller Group has not had any plant closing, or mass layoff (in each case, within the meaning of the WARN Act).

(d) Section 3.12(d) of the Seller Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of each Collective Bargaining Agreement and their expiration date. The Seller Group has made available to Purchaser true and complete copies of all such Collective Bargaining Agreements. With respect to each Collective Bargaining Agreement, the Seller Group and their Affiliates are in compliance in all material respects with their obligations thereunder and all applicable Laws relating thereto. Excluding common law effects bargaining obligations, none of the Collective Bargaining Agreements obligate Purchaser or any Affiliate to assume such Collective Bargaining Agreement or the Seller Group to consult with or obtain the consent of any Union as a condition precedent to the execution of this Agreement or the consummation of the Transactions contemplated hereby.

(e) Since January 1, 2022 there have been no pending or, to the Knowledge of the Sellers, threatened Proceedings against any member of the Seller Group brought by or on behalf of any applicant for employment, any current or former Business Employee, officer, director or other individual service provider of any member of the Seller Group, or any person alleging to be a current or former employee, or any group or class of the foregoing, or any Governmental Entity, in each case with respect to the Business, alleging: (i) violation of any labor or employment Laws, including any Labor Laws; (ii) breach of any employment, consulting, or severance agreement; (iii) breach of any express or implied contract of employment; (iv) breach of any Collective Bargaining Agreement; (v) wrongful termination of employment; or (vi) any other discriminatory, retaliatory, wrongful or tortious conduct in connection with any employment relationship, including before the Equal Employment Opportunity Commission, any state or local fair employment practices agency or and the National Labor Relations Board, in each case except as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Business. The Seller Group has no material liability or obligations, including under or on account of any Benefit Plan or Benefit Agreement, arising out of the engaging of persons to provide services with respect to the Business and treating such persons as consultants or independent contractors and not as employees.

(f) The information set forth in Schedule II with respect to the Business Employees is true and correct as of the date of this Agreement.

(g) The Seller Group has investigated all material allegations of sexual harassment, other forms of harassment, discrimination or retaliation involving service providers with respect to the Business, including any Business Employees, of which they are aware. With respect to any such allegation, the Seller Group has taken reasonably necessary corrective action. The Seller Group does not reasonably expect any material Liabilities following the date hereof with respect to any such allegations and, to the Knowledge of the Sellers, there are no allegations of sexual harassment, other forms of harassment, discrimination or retaliation relating to Business Employees that, if known to the public, would bring any member of the Seller Group into material disrepute. Since January 1, 2022, no member of the Seller Group or any of their Affiliates have entered into any settlement agreements related to material allegations of sexual harassment, other forms of harassment, discrimination or retaliation by any Business Employee with the title of Vice President or above.

Section 3.13 Absence of Changes or Events. Since the Balance Sheet Date through the date of this Agreement, (a) there has not occurred any event, change, development, circumstance or effect that has had a Material Adverse Effect and (b) the Business has been conducted in the Ordinary Course of Business in all material respects. Since the Balance Sheet Date through the date of this Agreement, no Seller has taken any action that, if taken after the date of this Agreement without Purchaser’s consent, would constitute a breach of clauses (vii), (x), (xii), (xiv) and (xv) of Section 5.6 (Conduct of Business).

Section 3.14 Compliance with Applicable Laws. (a) The Seller Group (to the extent in respect of the Business) is, and has been since January 1, 2020, in compliance with all applicable Laws, and (b) the Transferred Assets are being, and since January 1, 2020 have been, owned, held, maintained and operated in compliance in with all applicable Laws, in each case except as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Business. Each of the Sellers or their Affiliates (with respect to the Business) has not received any written communication or, to the Knowledge of the Sellers, oral communication, alleging any noncompliance with any such Laws that has not been cured as of the date of this Agreement, except as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Business.

Section 3.15 Environmental Matters.

(a) Except as set forth in Section 3.15(a) of the Seller Disclosure Letter or as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Business:

(i) each Company and the Seller Group (to the extent in respect of the Business) is, and has been since January 1, 2020, in compliance with all applicable Environmental Laws, in each case, relating to the Business or the Business real property;

(ii) each Company and the Seller Group (to the extent in respect of the Business) holds, and is, and since January 1, 2020 has been, in compliance with, all Permits required under applicable Environmental Laws for it to conduct its business as conducted as of the date of this Agreement, in each case, relating to the Business or the Business real property (“Environmental Permits”), and none of the Sellers nor the Companies has received written notice of any currently pending or to the Knowledge of the Sellers threatened Proceeding by any Governmental Entity seeking the revocation, suspension or modification of any such Environmental Permits;

(iii) neither the Seller Group nor the Companies has received any written notice, and there are no Proceedings pending or, to the Knowledge of the Sellers, threatened against the Seller Group or the Companies, in each case, alleging a violation of or liability under applicable Environmental Laws or Environmental Permits, in each case, relating to the Business or the Business real property;

(iv) the Seller Group and the Companies are not conducting any environmental investigation, remediation or monitoring of soil or groundwater required pursuant to applicable Environmental Law (each a “Remedial Action”) relating to the Business or at any Business real property;

(v) to the Knowledge of the Sellers, no Hazardous Substances have been released at, on, under or from any Business real property during the time when such Business real property has been owned, leased or operated by the Seller Group or any of its Affiliates, or any real property formerly leased, owned or operated by the Seller Group during the time when such real property was owned, leased or operated by the Seller Group or any of its Affiliates, in each case, relating to the Business, that has resulted in an obligation of the Seller Group pursuant to applicable Environmental Law to conduct or fund any Remedial Action at such real property or in a Proceeding against the Seller Group pursuant to applicable Environmental Law relating to the Business or the Business real property;

(vi) the Seller Group has not generated, treated, stored, released or transported any Hazardous Substances at, to or from any Business real property or, to the Knowledge of the Sellers, any other location relating to the Business except (1) in compliance with Environmental Laws or (2) in a manner not reasonably likely to result liability to any Company or the Seller Group pursuant to Environmental Laws; and

(vii) the Seller Group (i) has not by Contract assumed or undertaken any Liability of any other Person, and (ii) is not subject to any consent decree, Order, judgment or settlement agreement imposing outstanding obligations or Liabilities, in each case arising out of or pursuant to Environmental Law relating to the Business or the Business real property.

(b) The Seller Group has made available to Purchaser true and correct copies of all material Phase I and Phase II environmental site assessments and, to the extent completed since January 1, 2023, all other material written environmental reports, assessments, audits and studies (including those relating to any ongoing Remedial Action at any Business real property), in each case, in their possession relating to the Business real property, or relating to compliance with, any Environmental Laws, relating to the Business or the Business real property.

Section 3.16 Insurance. Section 3.16 of the Seller Disclosure Letter lists, as of the date of this Agreement, all material insurance policies owned or held with respect to the Business, which insurance policies are “occurrence” or “claims made” and which Person is the policy holder, and all insurance claims in excess of $250,000 made under any such policies to the extent related to the Business in the last three (3) years. The Seller Group maintains for the benefit of the Business insurance policies of the type and in the amounts customarily carried by Persons conducting similar businesses (including with respect to size and scope) in the Ordinary Course of Business or as required under applicable Law in all material respects. All such policies are in full force and effect, all material premiums due thereunder have been paid, there has not been any material default or denial of coverage thereunder and no written notice of cancellation, non-renewal, reduction in coverage or termination has been received with respect to any such policy. To the Knowledge of the Sellers, no member of the Seller Group has failed to give any notice or present any claims under any applicable insurance policy relating to the Business in a due and timely fashion and no insurer has denied, rejected, questioned or disputed or made any reservation of rights regarding any pending claims relating to the Business. As of the date of this Agreement, there are no material open claims relating to the Business with any insolvent carriers.

Section 3.17 Service Outages. Section 3.17 of the Seller Disclosure Letter sets forth, as of the date of this Agreement, a complete list of network outages of the Business since January 1, 2021, that were required to be reported to the FCC under Part 4 of Title 47 of the Code of Federal Regulations, and such network outages were reported by the Seller Group or one of their Affiliates to the FCC in accordance therewith.

Section 3.18 Inventory. (i) As of the Balance Sheet Date, the inventory reflected on the Unaudited Historical Financial Information, subject to reserves reflected in the Unaudited Historical Financial Information, and (ii) as of the Closing Date, the Transferred Inventory, subject to reserves established or required to be established under GAAP, in each case, is generally of a quality and quantity usable in the Ordinary Course of Business.

Section 3.19 Certain Payments.

(a) Since January 1, 2020, neither the Seller Group (solely with respect to the Business) nor any of the Companies nor any of their respective directors, executives, or, to the Knowledge of the Sellers, representatives, agents or employees (in each case, acting on behalf of the Business): (i) has used any funds for any unlawful contribution, gift, entertainment, or other unlawful expense relating to political activity; (ii) made any unlawful payment to any official or employee of a Governmental Entity; or (iii) violated or is in violation of any anticorruption laws applicable to the Business. The Seller Group (solely with respect to the Business) has developed and implemented an anti-corruption compliance program that are reasonably designed to promote compliance with any applicable national, regional or local anticorruption Laws.

(b) Since January 1, 2020, neither the Seller Group (solely with respect to the Business) nor any of the Companies nor any of their respective directors, executives, or, to the Knowledge of the Sellers, representatives, agents or employees (in each case, acting on behalf of the Business) (a) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic governmental officials or employees or any employees of a foreign or domestic government-owned entity, (c) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977 or any other anticorruption Law, (d) has made, offered, authorized or promised any payment, rebate, payoff, influence payment, contribution, gift, bribe, rebate, kickback, or any other thing of value to any government official or employee, political party or official, or candidate, regardless of form, to obtain favorable treatment in obtaining or retaining business or to pay for favorable treatment already secured, (e) has established or maintained, or is maintaining, any fund of corporate monies or other properties for the purpose of supplying finds for any of the purposes described in the foregoing clause (d) or (f) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other similar payment of any nature, in each case, except as would not, individually or in the aggregate, reasonably be expected to be material. The Seller Group (solely with respect to the Business) and the Companies, and, to the Knowledge of the Sellers, all entities acting on behalf of the Seller Group (solely with respect to the Business) or the Companies, have developed and implemented an anti-corruption compliance program that includes internal controls, policies, and procedures reasonably designed to promote compliance with any national, regional or local anticorruption Laws applicable to the Business.

Section 3.20 International Trade Laws. The Seller Group (solely with respect to the Business) is and has since January 1, 2020, been in material compliance with International Trade Laws applicable to the Business, and has not since January 1, 2020, taken any action that violates International Trade Laws applicable to the Business in any material respect. No member of the Seller Group (solely with respect to the Business), nor any of its respective directors, executives, or employees, or, to the Knowledge of the Sellers, any representative or agent acting on behalf of the Seller Group (solely with respect to the Business), currently or since January 1, 2020 is or has been a Sanctioned Person or has acted, directly or indirectly, on behalf and for the benefit of a Sanctioned Person. The Seller Group (solely with respect to the Business) has not received any current or threatened notice of any investigation, inquiry, complaint, lawsuit, voluntary or involuntary disclosure, warning letter, penalty notice alleging any violation of International Trade Laws, nor has the Seller Group (with respect to the Business), nor, to the Knowledge of the Sellers, have any of their employees or representatives, been convicted of violating any International Trade Laws applicable to the Business. The Seller Group (solely with respect to the Business) has adopted and implemented policies and procedures reasonably designed to promote compliance with International Trade Laws applicable to the Business.

Section 3.21 Suppliers. Section 3.21 of the Seller Disclosure Letter sets forth a true and correct list of the twenty (20) largest suppliers or vendors of the Business, taken as a whole, in each case, measured by dollar value of expenditures, as applicable, for the 12-month period ended on the Balance Sheet Date. Since the Balance Sheet Date, none of such suppliers or vendors has notified the Seller Group its intention to (x) cancel, not renew, or terminate its relationship with the Seller Group (with respect to the Business), or (y) materially and adversely modify its relationship with the Seller Group (with respect to the Business).

Section 3.22 Transactions with Affiliates. Except (i) as set forth in Section 3.22 of the Seller Disclosure Letter, (ii) for any employment or indemnification agreements, equity or incentive equity documents or Benefit Plans, (iii) this Agreement and the other Transaction Agreements, and (iv) the Shared Contracts and any other Contracts listed in Section 5.2 of the Seller Disclosure Letter, no Affiliate of, or, to the Knowledge of the Sellers, present officer or director of, (x) any Company or (y) any member of the Seller Group has any direct or indirect interest (excluding any beneficial ownership of up to five percent of the outstanding equity securities in a publicly traded company) in any (a) material supplier of the Business or (b) other Person with a material business relationship with the Business. As of the Closing Date, there will be no arrangements, understandings or Contracts (or any obligations to provide goods, services or other benefits), by the Sellers or their Affiliates (other than the Companies), on the one hand, and any of the Companies or the Business on the other hand, in each case except for (i) this Agreement and the other Transaction Agreements and (ii) the Shared Contracts and any other Contracts listed in Section 5.2 of the Seller Disclosure Letter.

Section 3.23 Brokers or Finders. No agent, broker, investment banker or other firm or Person is or will be entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement or the Transactions based upon arrangements made by or on behalf of the Seller Group, except J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC, whose fees and expenses will be paid by or on behalf of the Seller Group (which fees and expenses, for the avoidance of doubt, shall be Excluded Liabilities) and, upon payment of such fees and expenses, neither Purchaser nor the Companies shall have any continuing obligations to the above-named financial advisors.

Section 3.24 Communications Permits, Access Rights and Governmental Authorizations.

(a) Section 3.24(a) of the Seller Disclosure Letter sets forth a complete and accurate list, as of the date hereof, of the Communications Permits. The Communications Permits constitute all of the licenses, certificates and authorizations from (i) the FCC that are required for the operation of the Business as currently operated and (ii) any State PUCs that are material to the operation of the Business as currently operated.

(b) The Access Rights are valid and in full force and effect, except where the failure of such Access Right to be valid and in full force and effect, individually or in the aggregate, would not reasonably be expected to be material to the Business or have a Seller Material Adverse Effect. The Seller Group (solely with respect to the Business) has not received any written notice (i) asserting any material violation of any term or requirement of any Access Right held by a member of the Seller Group or any Company; (ii) notifying a member of the Seller Group or any

Company of the revocation or withdrawal of any Access Right; or (iii) imposing any condition, modification or amendment on any Access Right, other than such condition, modification or amendment that would also be imposed on similarly situated holders of such Access Rights, in each case except for such violations, revocations, withdrawals or impositions that, individually or in the aggregate, would not reasonably be expected to be material to the Business or have a Seller Material Adverse Effect.

(c) Section 3.24(c) of the Seller Disclosure Letter sets forth a list of all Universal Service Programs in which any member of the Seller Group has any performance or other obligations in connection with the conduct or operation of the Business. Except as set forth on Section 3.24(c) of the Seller Disclosure Letter, the Sellers have complied will all applicable Laws (including the Communications Laws), certifications, representations, clauses, provisions and other requirements applicable to participants in Universal Service Programs, and have satisfied all performance and other obligations with which the Companies must comply as a condition to receive support or grants under any Universal Service Program, except for such performance and other obligations the time to which to satisfy has not yet expired. There are no Proceedings pending or, to the Knowledge of the Sellers, threatened, alleging any default or other non-compliance regarding the Sellers’ rights in or to receipt of any support or grants pursuant to any Universal Service Program and, to the Knowledge of the Sellers, there is no existing fact or circumstance that would reasonably be expected to give rise to any such Proceeding.

Section 3.25 No Additional Representations; No Reliance.

(a) The Sellers acknowledge and agree that except for the representations and warranties expressly set forth in Article 4 (Representations and Warranties of Purchaser) or any other Transaction Agreement, neither Purchaser nor any other Person on its behalf has made or makes, and the Sellers have not relied upon, any representation or warranty, whether express or implied, with respect to Purchaser or any matter relating to Purchaser, including their respective businesses, results of operations, financial condition and prospects, or with respect to the accuracy or completeness of any other information provided or made available to the Sellers or their Affiliates or any of their respective Representatives by or on behalf of Purchaser, and that any such representations or warranties are expressly disclaimed.

(b) The Sellers further acknowledge and agree that no Representative of Purchaser or its Affiliates has any authority, express or implied, to make any representations, warranties, covenants or agreements not specifically set forth in this Agreement.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Lumen and the Sellers as of the date of this Agreement and as of the Closing Date:

Section 4.1 Organization and Standing; Power. Purchaser is duly organized, validly existing and in good standing (to the extent the concept is recognized by the applicable jurisdiction) under the laws of the jurisdiction in which it is organized. Purchaser has full corporate or other organizational power and authority to enable it to own the Transferred Equity Interests, to execute, deliver and perform its obligations under this Agreement and to consummate the Transactions. Purchaser has, or will have at the Closing, as applicable, full corporate or other organizational power and authority to execute, deliver and perform its obligations under each other Transaction Agreement to which it is or will be party and to consummate the Transactions. Purchaser has full corporate or other power and authority to enable it to own, lease or otherwise hold its properties and assets and to carry on its business as presently owned or conducted, except where the failure to have such power or authority would not, individually or in the aggregate, reasonably be expected to prevent or materially, impede, interfere with, hinder or delay the consummation of the Transactions by Purchaser (a “Purchaser Material Adverse Effect”).

Section 4.2 Authority; Execution and Delivery; Enforceability. The execution and delivery by Purchaser of this Agreement and the consummation by Purchaser of the Transactions have been duly authorized by all necessary corporate or other organizational action and no other action or proceeding on the part of Purchaser or its equityholders is necessary to authorize this Agreement. Purchaser has duly executed and delivered this Agreement, and this Agreement, assuming the due authorization, execution and delivery of this Agreement by the Sellers, constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to the Remedies Exceptions. The execution and delivery by Purchaser and each Affiliate of Purchaser that will be a party to a Transaction Agreement (such Affiliates, the “Purchasing Affiliates”) of each other Transaction Agreement to which it is or will be party and the consummation by Purchaser and each Purchasing Affiliate of the Transactions have been, or will be at the Closing, as applicable, duly authorized by all necessary corporate or other organizational action and no other action or proceeding on the part of Purchaser or any of the Purchasing Affiliates or any of their respective stockholders or other equityholders is necessary to authorize the Transaction Agreements and the Transactions. Purchaser and each Purchasing Affiliate has, or will have at the Closing, as applicable, duly executed and delivered each other Transaction Agreement to which it is or will be party, and such Transaction Agreement, assuming the due authorization, execution and delivery of such Transaction Agreement by Lumen, any of the Sellers or any of the Companies (as applicable), constitutes or will constitute its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to the Remedies Exceptions.

Section 4.3 No Conflicts; Consents.

(a) The execution, delivery and performance by Purchaser and each Purchasing Affiliate of each Transaction Agreement to which it is or will be a party, the consummation of the Transactions and the compliance by Purchaser and each Purchasing Affiliate with the terms thereof will not conflict with, or result in any violation of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien (other than any Permitted Liens) upon any of the properties or assets of Purchaser or any Purchasing Affiliate (including any assets held under a lease or license) under, (i) the Organizational Documents of Purchaser or any of the Purchasing Affiliates or (ii) (1) any Contract by which Purchaser or any of the Purchasing Affiliates or by which any of their respective properties or assets is bound or (2) any Law or Order applicable to Purchaser or any of the Purchasing Affiliates or their respective properties or assets, other than, in the case of clause (ii) above, any such items that, individually or in the aggregate, would not reasonably be expected to have a Purchaser Material Adverse Effect.

(b) Assuming the truth and accuracy of the representations and warranties of the Sellers set forth in Article 3 (Representations and Warranties of the Sellers), no Consent of or registration, declaration, notice or filing with, any Governmental Entity is required to be obtained or made by or with respect to Purchaser or any of the Purchasing Affiliates in connection with the execution, delivery and performance of this Agreement or any of the other Transaction Agreements or the consummation of the Transactions, other than (i) the Required Regulatory Filings, and (ii) those the failure of which to obtain or make, individually or in the aggregate, would not reasonably be expected to have a Purchaser Material Adverse Effect.

Section 4.4 Proceedings. There are not any (a) outstanding Orders against Purchaser or any Purchasing Affiliates, (b) Proceedings pending or threatened (in writing or, to the Knowledge of Purchaser, otherwise) against Purchaser or any Purchasing Affiliates or (c) investigations by any Governmental Entity that are, to the Knowledge of Purchaser, pending or threatened against Purchaser or any Purchasing Affiliates that, in any such case, would reasonably be expected to affect the legality, validity or enforceability of this Agreement or any other Transaction Agreement to which Purchaser or any Purchasing Affiliate is a party or that, individually or in the aggregate, would reasonably be expected to have a Purchaser Material Adverse Effect.

Section 4.5 Securities Act. Purchaser is acquiring the Transferred Equity Interests for investment only and not with a view to any public distribution thereof. Purchaser acknowledges that the Transferred Equity Interests have not been registered under the Securities Act or any other federal, state, foreign or local securities Law, and agrees that the Transferred Equity Interests may not be sold, transferred or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available under the Securities Act, and in compliance with any other federal, state, foreign or local securities Law, in each case, to the extent applicable.

Section 4.6 Cash Available; Solvency.

(a) Purchaser has or will at the Closing have sufficient immediately available funds and the financial ability to pay the Base Purchase Price and all other amounts required to be paid by Purchaser on the Closing Date pursuant to this Agreement.

(b) Purchaser understands and acknowledges that in no event shall the receipt or availability of any funds or financing or the consummation of any financing arrangement by Purchaser or any of its Affiliates or any other financing or other transactions be a condition to any of Purchaser’s obligations under this Agreement.

(c) No transfer of property is being made, and no obligation is being incurred in connection with the transactions contemplated by this Agreement or the other Transaction Agreements, with the intent to hinder, delay or defraud either present or future creditors of Purchaser, Lumen, the Sellers, the Companies or any of their respective Subsidiaries.

(d) Assuming (i) satisfaction of the conditions contained in Section 8.1 (Conditions to Obligations of Each Party to Close) and Section 8.2 (Conditions to Purchaser’s Obligation to Close), and (ii) the solvency of the Companies immediately prior to giving effect to the transactions contemplated by this Agreement, then immediately after giving effect to the transactions contemplated by this Agreement and the other Transaction Agreements (including any financings being entered into in connection therewith):

(i) the Fair Value of the assets of Purchaser and its Subsidiaries (including the Companies), taken as a whole, shall be greater than the total amount of Purchaser’s and its Subsidiaries’ (including the Companies) liabilities (including all liabilities, whether or not reflected in a balance sheet prepared in accordance with GAAP, and whether direct or indirect, fixed or contingent, secured or unsecured, disputed or undisputed), taken as a whole; provided that for purposes of this clause (i), “Fair Value” means the amount at which the assets (both tangible and intangible), in their entirety, of Purchaser and its Subsidiaries (including the Companies) would change hands between a willing buyer and a willing seller, within a commercially reasonable period of time, each having reasonable knowledge of the relevant facts, with neither being under any compulsion to act;

(ii) Purchaser and its Subsidiaries (including the Companies), taken as a whole, shall be able to pay their debts and obligations in the Ordinary Course of Business as they become due; and

(iii) Purchaser and its Subsidiaries (including the Companies), taken as a whole, shall have adequate capital to carry on their businesses.

Section 4.7 No Additional Representations; No Reliance.

(a) Purchaser acknowledges and agrees that except for the representations and warranties expressly set forth in Article 3 (Representations and Warranties of the Sellers), in any certificate delivered pursuant hereto or any other Transaction Agreement, none of Lumen, any of the Sellers, any of the Companies or any other Person on their behalf has made or makes, and Purchaser has not relied upon, any representation or warranty, whether express or implied, with respect to the Seller Group, the Transferred Equity Interests, the Companies or any matter relating to any of them, including their respective businesses (including the Business), results of operations, financial condition and prospects, or with respect to the accuracy or completeness of any other information provided or made available to Purchaser, its Affiliates or any of their respective Representatives by or on behalf of any of the Sellers, any member of the Seller Group or any of the Companies, and that any such representations or warranties are expressly disclaimed.

(b) Without limiting the generality of the foregoing, Purchaser acknowledges and agrees that, except for the representations and warranties expressly set forth in Article 3 (Representations and Warranties of the Sellers), in any certificate delivered pursuant hereto or any other Transaction Agreement, no member of the Seller Group nor any other Person on their behalf has made or makes, and Purchaser has not relied upon, any representation or warranty, whether express or implied, with respect to (i) any projections, forecasts, estimates or budgets made available to Purchaser, its Affiliates or any of their respective Representatives (“Projections”, which excludes, for the avoidance of doubt, the representations and warranties expressly set forth in Article 3 (Representations and Warranties of the Sellers), in any certificate delivered pursuant hereto or any other Transaction Agreement), including with respect to future customers, future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of any member of the Seller Group or the Business (including the reasonableness of the assumptions underlying any of the foregoing), or (ii) any other information relating to the Seller Group, the Transferred Equity Interests, the Business or any of the Companies, or any matter relating to any of them, including any information, documents or materials made available to Purchaser, its Affiliates or any of their respective Representatives, whether orally or in writing, in any data room, offering memoranda, confidential information memoranda, management presentations (formal or informal), functional “break-out” discussions, responses to questions submitted on behalf of Purchaser or its Affiliates or in any other form in connection with the Transactions, and that any such representations and warranties are expressly disclaimed.

(c) Purchaser acknowledges and agrees that (i) there are uncertainties inherent in preparing and making the Projections, (ii) Purchaser is familiar with such uncertainties and (iii) Purchaser is not relying on the Projections and is taking full responsibility for making its own evaluation of the adequacy and accuracy of the Projections.

(d) Purchaser further acknowledges and agrees that no Representative of the Seller Group (or any member thereof), any of the Companies or any of their respective Affiliates has any authority, express or implied, to make any representations, warranties, covenants or agreements not specifically set forth in this Agreement or in any certificate delivered pursuant hereto or any other Transaction Agreement. Except as expressly set forth in Article 3 (Representations and Warranties of the Sellers), in any certificate delivered pursuant hereto or any other Transaction Agreement, no representation or warranty (express or implied) is made with respect to the value, condition, non-infringement, merchantability, suitability or fitness for a particular purpose as to any of the Companies, the Transferred Equity Interests, the Transferred Assets or the Business.

Section 4.8 Independent Investigation. Purchaser acknowledges and agrees that (a) it is sophisticated and knowledgeable about the industry of the Business, (b) it has conducted its own independent investigation, review and analysis of the Companies and the Business, results of operations, financial condition and prospects of the Companies and the Business, which investigation, review and analysis was conducted solely by Purchaser and its Representatives, (c) it has had the opportunity to request access to the records, facilities, equipment, Contracts and other properties and assets of the Companies and the Business that it and its Representatives have desired and it and its Representatives have had the opportunity to meet with the officers and Business Employees to discuss the Companies and the Business and (d) it is purchasing the Transferred Equity Interests based solely upon the results of the aforementioned investigation, review and analysis and the representations and warranties made to it in Article 3 (Representations and Warranties of the Sellers), in any certificate delivered hereunder and the other Transaction Agreements, and not in reliance on any representation or warranty of any member of the Seller Group, any of the Companies, their respective Affiliates or any of their respective Representatives not expressly set forth therein.

Section 4.9 Brokers or Finders. No agent, broker, investment banker or other firm or Person is or will be entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement or the Transactions based upon arrangements made by or on behalf of Purchaser or any of its Affiliates, except any Person whose fees and expenses will be paid by Purchaser.

ARTICLE 5

ADDITIONAL AGREEMENTS

Section 5.1 Intercompany Accounts. Prior to the Closing, all intercompany accounts (including all of the receivables, payables, indebtedness, loans and other accounts, rights and Liabilities), except for those accounts listed in Section 5.1 of the Seller Disclosure Letter (and, for the avoidance of doubt, the Transaction Agreements), between any member of the Seller Group (other than the Companies), on the one hand, and any of the Companies, on the other hand, shall be settled or otherwise eliminated such that as of the Closing there are no intercompany accounts outstanding or further Liabilities of any of the Companies or, after the Closing, Purchaser with respect to such intercompany accounts.

Section 5.2 Termination of Intercompany Arrangements. Effective as of the Closing, all arrangements, understandings or Contracts, including all obligations to provide goods, services or other benefits, by the Sellers or their Affiliates (other than the Companies), on the one hand, and any of the Companies or the Business on the other hand, shall be terminated without any party thereto having any continuing obligations or Liability to the other party or parties thereto, except for: (a) this Agreement and the other Transaction Agreements; and (b) the Shared Contracts and any other Contracts listed in Section 5.2 of the Seller Disclosure Letter. For the avoidance of doubt, except as expressly provided in this Agreement, any other Transaction Agreement, or the Shared Contracts or any other Contracts listed in Section 5.2 of the Seller Disclosure Letter, all data processing, accounting, insurance, banking, personnel, legal, communications, license of Intellectual Property, sales and marketing and other services provided or granted by any of the Companies, on the one hand, to any of the Sellers or any of their respective Affiliates (other than the Companies), on the other hand, or vice versa, shall terminate as of the Closing.

Section 5.3 Access.

(a) After the date of this Agreement until the Closing, and subject to the requirements of applicable Laws and Section 5.3(b), the Sellers shall, at Purchaser’s sole cost and expense, afford Purchaser and its authorized Representatives reasonable access, upon reasonable request and notice, to the records, files and properties, and personnel of the Seller Group to the extent related to the Business (other than with respect to any Excluded Assets or any Excluded Liabilities) during normal business hours consistent with applicable Law and in accordance with the reasonable procedures established by the Seller Group in order for Purchaser to have the opportunity to make such investigation as it reasonably requests in connection with the consummation of the Transactions. Without limiting the foregoing, Purchaser acknowledges and agrees that (1) certain records and files of the Seller Group contain information relating to the Seller Group or its Affiliates (other than the Business and the Companies) or the Retained Business, (2) with respect to Business Records which are integrated into the records of any member of the Seller Group and that cannot be separated from the records and files of the Seller Group containing information related to the Seller Group without undue burden (the “Integrated Records”), the Sellers may provide such access, at the Sellers’ election, by either (x) delivering electronic copies of the Integrated Records to Purchaser (portions of which may be redacted to the extent related to any member of the Seller Group or any of their respective Affiliates (other than the Business or the Companies) or the Retained Business) or (y) making the portion of the Integrated Records related to the Business or the Companies available for review by Purchaser, and (3) prior to making any records available to Purchaser, the Seller Group may redact any portions thereof to the extent related to any member of the Seller Group or any of their respective Affiliates (other than the Business or the Companies) or the Retained Business. Nothing provided to Purchaser or any of its Affiliates pursuant to this Section 5.3(a) shall in any way amend or diminish the obligations or Purchaser or its Affiliates under the Confidentiality Agreement. Purchaser (on behalf of itself and its Affiliates) acknowledges and agrees that any information provided to Purchaser pursuant to this Section 5.3(a) or otherwise by any Related Party of the Sellers shall be subject to the terms and conditions of the Confidentiality Agreement; provided, further, that neither Purchaser nor its Representatives shall be permitted to undertake any Phase II environmental sampling or other intrusive testing of building materials or environmental media at any property of the Business.

(b) Purchaser agrees that any permitted investigation undertaken by Purchaser pursuant to the access granted under Section 5.3(a) shall be conducted in such a manner as not to interfere unreasonably with the operation of the business of Lumen or its Affiliates (including the Companies), and, except as may be expressly permitted by Section 5.4(a) or any other access-related provisions expressly contemplated by this Agreement, Purchaser and its authorized Representatives shall not communicate with any of the employees of Lumen or its Affiliates (including the Companies), other than the employees set forth on Schedule KE in a manner as to not interfere unreasonably with the operation of the Business, without the prior written consent of Lumen. Notwithstanding anything to the contrary in this Agreement, none of the Sellers, any of their Affiliates or any of their respective employees shall be required to provide access to or disclose information where, upon the advice of counsel, such access or disclosure would contravene any Laws or obligation of confidentiality; provided, that in each case of any access or information withheld pursuant to this sentence, the Sellers shall identify any such withheld access or information to Purchaser at such time and shall use commercially reasonable efforts to communicate the substance of such withheld access or information to Purchaser via an alternative method whether by redacting parts of such materials or otherwise in a manner that does not jeopardize the attorney-client privilege or contravene any Laws or obligation of confidentiality (such efforts, “Alternative Communication Efforts”). Neither the auditors nor the independent accountants of the Sellers or their Affiliates (including the Companies) shall be obligated to make any work papers available to any Person under this Agreement unless and until such Person has signed a customary access letter relating to such access to work papers in form and substance reasonably acceptable to such auditors or independent accountants. If so reasonably requested by any of the Sellers in order to maintain client-attorney privilege, Purchaser shall, and shall cause its Affiliates (as applicable) to, enter into a customary joint defense agreement with the Sellers or other members of the Seller Group with respect to any information to be provided to Purchaser pursuant to this Section 5.3.

(c) Following the Closing upon the request of the other Party, Purchaser and the Sellers shall, to the extent permitted by Law, make available to the requesting Party and its Representatives copies of all financial and other information pertaining to the Business or the operation or ownership of the Business and its assets and liabilities, or any of the Companies, and make its Representatives available to the requesting Party, as reasonably requested in connection with: (i) any responses to inquiries, reports or submissions to Governmental Entities (including reports filed with the SEC, any consolidated financial or statutory reporting obligations) with respect to the Business or any of the Companies related to periods prior to the Closing; provided, however, that this clause (i) shall not apply to Tax matters, which are governed by Section 6.1 (Cooperation and Exchange of Information); (ii) complying with any reporting, disclosure, filing or other similar requirements imposed on the requesting Party or its Affiliates under applicable Laws (including the rules of any stock exchange) or by any Governmental Entity; or (iii) any matters relating to insurance coverage, third-party litigation, claims, proceedings and investigations pertaining to the Business or any of the Companies, as applicable, in each case with respect to periods prior to the Closing. Notwithstanding anything to the contrary in this Agreement, none of Purchaser or any of its Affiliates or any of their respective employees shall be required to provide access to or disclose information where, upon the advice of counsel, such access or disclosure would jeopardize the attorney client privilege of such Person or contravene any Laws or obligation of confidentiality; provided, that in each case of any access or information withheld pursuant to this sentence, Purchaser shall identify any such withheld access or information to the Sellers at such time and shall use Alternative Communication Efforts to provide such access or information.

(d) As promptly as reasonably practicable following the Closing, the Seller Group shall transfer, or cause to be transferred, to the Companies the Business Records; provided, that, if requested by Purchaser, the Seller Group shall use commercially reasonably efforts to transfer all or any portion of the Business Records that is in electronic form to the computer or electronic file systems of Purchaser designated by Purchaser; provided, however, that the following Business Records shall not be transferred to the Companies: (i) Business Records already in the possession of any of the Companies; (ii) Integrated Records; (iii) Business Records necessary to be retained by the Seller Group in order to provide any aspect of the services that will be provided by the Seller Group under the Transaction Agreements (the “Transition Records”), in which case such Transition Records will be transferred to the Companies to the extent provided in the Transaction Agreements following the termination of the applicable services, unless such Transition Records would not otherwise be required to be delivered pursuant to this Section 5.4(d); (iv) Business Records which are obsolete or otherwise only of historical significance (and not material to the Business) and archived with a third party in accordance with a Seller’s bona fide record retention policies (the “Archived Records”), unless Purchaser reimburses the Seller Group for all out-of-pocket costs and expenses incurred by the Seller Group in connection with providing any such Archived Records; and (v) Business Records that, if transferred, would contravene any Laws or obligation of confidentiality; provided, that the Seller Group shall use Alternative Communication Efforts to transfer such Business Records. Without limiting the foregoing, Purchaser acknowledges and agrees that (1) certain records may contain information relating to the members of the Seller Group or their respective Affiliates, other than the Business and the Companies, and that the Seller Group may retain copies thereof, and (2) prior to making any records available to Purchaser, the Seller Group may redact any portions thereof to the extent relating to any member of the Seller Group or any of their respective Affiliates (other than the Business or the Companies) or the Retained Business. The Seller Group will, at its election, either (i) deliver copies of Integrated Records to the Companies as promptly as reasonably practicable following the Closing (portions of which may be redacted to the extent related to any member of the Seller Group or any of their respective Affiliates (other than the Business or the Companies) or the Retained Business) or (ii) make the portion of the Integrated Records related to the Business or the Companies available to the Companies upon reasonable request and notice.

(e) Purchaser agrees to hold all the records constituting Business Records transferred to Purchaser on the Closing Date and not to destroy or dispose of any thereof for a period of seven (7) years from the Closing Date; provided that Purchaser shall be entitled to destroy such Business Records in accordance with its bona fide document retention policies prior to the expiration of such period upon reasonable prior notice to the Seller Group and offering the Seller Group the opportunity to take possession of such Business Records. The Seller Group agrees to hold all records constituting Integrated Records of which copies are not delivered to the Companies pursuant to Section 5.3(d), and not to destroy or dispose of any such Integrated Records, for a period of seven (7) years from the Closing Date; provided that the Seller Group shall be entitled to destroy such Integrated Records in accordance with their bona fide document retention policies prior to the expiration of such period upon reasonable prior notice to Purchaser and offering Purchaser the opportunity to take possession of such Integrated Records (or the portions thereof related to the Business or the Companies).

Section 5.4 Confidentiality.

(a) The terms of the Confidentiality Agreement are incorporated into this Agreement by reference and shall continue in full force and effect until the Closing, at which time the Confidentiality Agreement shall terminate and be of no further force and effect notwithstanding anything to the contrary in the Confidentiality Agreement. If, for any reason, the Sale is not consummated, the Confidentiality Agreement shall continue in full force and effect in accordance with its terms; provided, however, that the term set forth in Section 10 of the Confidentiality Agreement shall be deemed to be, and hereby is, amended such that the obligations under the Confidentiality Agreement will survive until the second (2nd) anniversary of the date on which this Agreement is terminated in accordance with its terms.

(b) For the period commencing at the Closing and expiring on the fifth (5th) anniversary of the Closing Date, the Seller Group shall, and shall cause their Affiliates and Representatives to, treat as confidential and safeguard and not disclose to any Person any and all information, knowledge and data concerning the Business (other than Excluded Assets or Excluded Liabilities) or the Transferred Assets (such information, the “Business Confidential Information”); provided that the foregoing restriction shall not prevent any member of the Seller Group or any of their Affiliates from using information: (i) in connection with any activity permitted under Section 5.3 (Access) or Section 6.1 (Cooperation and Exchange of Information) hereof; or (ii) in order to perform its obligations or exercise its rights under or to otherwise comply with the terms of this Agreement or any of the other Transaction Agreements or any other Contract between any of the Sellers or any of their respective Affiliates, on the one hand, and Purchaser or any of its Affiliates, on the other hand; provided, further, that the Seller Group may furnish such portion (and only such portion) of the Business Confidential Information as such member of the Seller Group reasonably determines it is legally obligated to disclose if: (i) it receives a request to disclose all or any part of the Business Confidential Information under the terms of a subpoena, civil investigative demand or order issued by a Governmental Entity; (ii) to the extent not inconsistent with such request, it notifies Purchaser of the existence, terms and circumstances surrounding such request and consults with Purchaser on the advisability of taking steps available under applicable Law to resist or narrow such request; (iii) it exercises its commercially reasonable efforts to obtain an order or other reliable assurance that confidential treatment will be accorded to the disclosed Business Confidential Information; and (iv) disclosure of such Business Confidential Information is required to prevent such member of the Seller Group from being held in contempt or becoming subject to any other penalty under applicable Law. The terms of this Section 5.4(b) shall not apply to communications by any of the Sellers to its Affiliates and its and its Affiliates’ counsel, accountants and other professional advisors, in each case who are subject to customary confidentiality obligations.

(c) For the period commencing at the Closing and expiring on the fifth (5th) anniversary of the Closing Date, Purchaser shall, and shall cause its Subsidiaries to, treat as confidential and safeguard and not disclose to any Person any and all information, knowledge and data relating to the businesses of the Seller Group and their Affiliates, other than to the extent it is related to the Business or the Transferred Assets (other than Excluded Assets or Excluded Liabilities) (such information, the “Retained Business Confidential Information”), that becomes known to Purchaser as a result of the transactions contemplated by this Agreement or the other Transaction Agreements; provided that the foregoing restriction shall not prevent Purchaser or any of its Subsidiaries from using information: (i) in connection with any activity permitted under Section 5.3 (Access) or Section 6.1 (Cooperation and Exchange of Information) hereof; or (ii) in order to perform its obligations under or to otherwise comply with the terms of this Agreement, any other Transaction Agreements or any other Contract between any of the Sellers or any of their respective Affiliates, on the one hand, and Purchaser or any of its Affiliates, on the other hand; provided, further, that Purchaser and its Subsidiaries may furnish such portion (and only such portion) of the Retained Business Confidential Information as Purchaser reasonably determines it is legally obligated to disclose if: (i) it receives a request to disclose all or any part of the Retained Business Confidential Information under the terms of a subpoena, civil investigative demand or order issued by a Governmental Entity; (ii) to the extent not inconsistent with such request, it notifies the Sellers of the existence, terms and circumstances surrounding such request and consults with the Sellers on the advisability of taking steps available under applicable Law to resist or narrow such request; (iii) it exercises its commercially reasonable efforts to obtain an order or other reliable assurance that confidential treatment will be accorded to the disclosed Retained Business Confidential Information; and (iv) disclosure of such Retained Business Confidential Information is required to prevent Purchaser or its applicable Subsidiary from being held in contempt or becoming subject to any other penalty under applicable Law. The terms of this Section 5.4(c) shall not apply to communications by Purchaser to its Affiliates and its and its Affiliates’ counsel, accountants and other professional advisors, in each case who are subject to customary confidentiality obligations.

(d) Each of Purchaser and the Sellers acknowledges and agrees that the confidentiality obligations set forth herein shall not extend to information, knowledge and data: (i) that is publicly available or becomes publicly available through no act or omission of the Party owing a duty of confidentiality; (ii) that becomes available on a non-confidential basis from a source other than the Party owing a duty of confidentiality so long as such source is not known by such Party to be bound by a confidentiality agreement with or other obligations of secrecy to the other Party or its Affiliates; or (iii) that can reasonably be demonstrated to have been independently developed by a Party without reference to or use of the other Party’s confidential information.

Section 5.5 Required Actions.

(a) Purchaser and the Sellers shall file or cause to be filed the Required Regulatory Filings set forth in Section 8.1(b) of the Seller Disclosure Letter within the timeframes set forth in Section 8.1(b) of the Seller Disclosure Letter. Purchaser and the Sellers shall cooperate in good faith to jointly determine as promptly as practicable whether any amendments to Section 8.1(b) of the Seller Disclosure Letter are necessary or advisable in connection with the execution, delivery and performance of this Agreement or any of the other Transaction Agreements or the consummation of the Transactions and, upon such joint determination, amend Section 8.1(b) of the Seller Disclosure Letter accordingly.

(b) Purchaser shall, and shall cause, and the Sellers shall, and shall cause, their respective Affiliates to, take or cause to be taken, all actions, and do, or cause to be done, all things reasonably necessary, proper or advisable under any applicable Laws to consummate and make effective the Transactions, as promptly as practicable, including: (i) the preparation and filing of all forms, notifications, applications, registrations and notices required to be filed or made to consummate the Transactions; (ii) taking all actions reasonably necessary to obtain (and cooperating with each other in obtaining) any consent, clearance, expiration or termination of a waiting period, authorization, Order or approval of, or any exemption by, any Governmental Entity (which actions shall include furnishing all information required under the HSR Act, any other Competition Laws or any Communications Laws and obtaining or making required filings under the HSR Act and any other Required Regulatory Filings) required to be obtained or made by Purchaser or the Sellers or any of their respective Subsidiaries in connection with the Transactions; and (iii) the execution and delivery of any additional instruments reasonably necessary to consummate the Transactions and to fully carry out the purposes of this Agreement. Purchaser and the Sellers shall, and shall cause their respective Affiliates to, request expedited treatment or early termination of any such proceedings and promptly make any appropriate or necessary subsequent or supplemental filings or document or information submissions. Additionally, each of the Sellers and Purchaser shall take, or cause to be taken, all actions, and do, or cause to be done, all things reasonably necessary, proper or advisable under any applicable Laws to fulfill all conditions precedent to this Agreement.

(c) Prior to the Closing, Purchaser and the Sellers shall each keep the other apprised of the status of matters relating to the completion of the Transactions and work cooperatively in connection with obtaining all required consents, clearances, expirations or terminations of waiting periods, authorizations, Orders or approvals of, or any exemptions by, any Governmental Entity, including by working cooperatively in connection with any sales, divestitures or dispositions of assets or business if and to the extent undertaken pursuant to the provisions of this Section 5.5. In that regard, prior to the Closing, subject to the Confidentiality Agreement and Section 5.4 (Confidentiality) and except as otherwise prohibited by applicable Law, each of Purchaser and the Sellers shall promptly consult with the other to provide any necessary information with respect to (and, in the case of material correspondence, provide the other (or its counsel) copies of) all filings made by such Party with any Governmental Entity or any other information supplied by such Party to, or material correspondence with, a Governmental Entity in connection with this Agreement and the Transactions. Subject to the Confidentiality Agreement and Section 5.4 (Confidentiality), each of Purchaser and the Sellers shall promptly inform the other Party, and if in writing, furnish the other Party with copies of (or, in the case of oral communications, advise the other Party orally of) any material communication from any Governmental Entity regarding the Transactions, and permit the other Party to review and discuss in advance, and consider in good faith the views of the other Party in connection with, any proposed material written or oral communication with any such Governmental Entity. If either Purchaser or the Sellers or any of their respective Representatives receives a request for additional information or documentary material from any Governmental Entity with respect to the Transactions, then such recipient Party will make, or cause to be made, promptly after consultation with the other Party, an appropriate response in compliance with such request. To the extent practicable under the circumstances, neither the Sellers nor Purchaser shall participate in any substantive meeting with any Governmental Entity in connection with this Agreement or the Transactions (or make oral submissions at meetings or in telephone or other conversations) unless it consults with the other Party in advance and, to the extent not prohibited by such Governmental Entity or applicable Law, gives the other Party the opportunity to attend and participate thereat. Subject to the Confidentiality Agreement and Section 5.4 (Confidentiality), to the extent permitted by Law, each of Purchaser and the Sellers shall furnish the other Party with copies of all material correspondence and communications between it and any such Governmental Entity with respect to the Required Regulatory Filings, and furnish the other Party with such reasonably necessary information and reasonable assistance as it may reasonably request in connection with its preparation of necessary filings or submissions of information to any such Governmental Entity. Notwithstanding the foregoing or any other provision of this Agreement to the contrary, Purchaser shall have the principal responsibility, after reasonable and practicable consultation with the Sellers, for material communications, strategy and timing with respect to obtaining the Required Regulatory Filings.

(d) Purchaser and the Seller Group shall file, as promptly as reasonably practicable, but in any event no later than twenty-five (25) Business Days after the date of this Agreement (unless mutually extended by Purchaser and the Sellers), notifications under the HSR Act; provided that any failure to make such filings within twenty-five (25) Business Days after the date of this Agreement shall not constitute a material breach of this Agreement so long as such filings are made as promptly as reasonably practicable thereafter, and Purchaser and the Sellers shall file, as promptly as practicable, any other filings or notifications under applicable Competition Laws. In the event that the Parties receive a request for (i) additional information or documentary materials after an initial notification pursuant to the HSR Act or any other Competition Laws (including any “second request” for additional information and documentary material under the HSR Act) or (ii) information from any Governmental Entity, the Parties shall respond to such requests, as applicable, as promptly as reasonably practicable, and counsel for the Parties will reasonably cooperate during the entirety of any such investigatory or review process. Purchaser shall, and shall cause its Affiliates to, reasonably consult with the Sellers in respect of (1) any decision by Purchaser to “pull-and-refile,” pursuant to 16 C.F.R. § 803.12, any filing made under the HSR Act or (2) offering, negotiating or entering into any commitment or agreement, including any timing agreement, with any Governmental Entity to delay the consummation of, or not to close before a certain date, any of the Transactions.

(e) Subject to the terms and conditions of this Agreement including the limitations set forth in Section 5.5(f) below, Purchaser and the Sellers shall use their respective best efforts to resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the Sale under the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, or any other United States federal or state or foreign or supranational Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or lessening of competition through merger or acquisition or restraint of trade (collectively, “Competition Laws”), or any other United States federal or state or foreign or supranational Laws relating to regulation of the Business (together with the Competition Laws, the “Regulatory Laws”). In connection therewith, if any Proceeding is instituted (or threatened to be instituted) challenging the Transactions as violative of any Regulatory Laws, Purchaser and the Sellers shall, prior to the Closing or the termination of this Agreement, jointly (to the extent practicable) use their respective best efforts to initiate or participate in any proceedings, whether judicial or administrative, in order to: (i) oppose or defend against any action by any Governmental Entity to prevent or enjoin, and avoid and eliminate each and every impediment to, the consummation of the Transactions; or (ii) take such action as necessary to overturn any regulatory action by any Governmental Entity to block consummation of the Transactions, including by defending any Proceeding brought by any Governmental Entity in order to avoid the entry of, or to have vacated, overturned or terminated, including by appeal if necessary, any Legal Restraint resulting from any Proceeding.

(f) Notwithstanding any other provision of this Agreement and without limiting the generality of the foregoing, Purchaser shall, and shall cause its Affiliates to, promptly take, in order to consummate the Transactions as soon as possible (and in any event prior to the Outside Date), all actions necessary to (i) obtain, prior to the Closing Date, all Consents of, or other permission or action by, and to give all notices to and make all filings with and applications and submissions to, Governmental Entities or other Persons as are necessary for consummation of the transactions contemplated by each of the Transaction Agreements, (ii) secure the expiration or termination of any applicable waiting period from a Governmental Entity, (iii) defend all Proceedings challenging, and avoid or eliminate each and every impediment to, any of the Transaction Agreements or the consummation of any of the Transactions and (iv) resolve any objections asserted with respect to any of the Transactions raised by any Governmental Entity, and to prevent the entry of any Order and to have vacated, lifted, reversed or overturned any Order, decree, judgment, permanent or preliminary injunction, restraining order or other order of the type referred to in Section 8.1(c), in each case, including: (1) proposing, negotiating, committing to and effecting, by consent decree, hold separate Order, or otherwise, the sale, divestiture or disposition of any businesses, product lines or assets of any of the Companies (after giving effect to the Restructuring Transactions); (2) otherwise taking or committing to take actions that after the Closing Date would limit the Companies’ freedom of action with respect to, or its or their ability to retain, any businesses, product lines or assets of any of the Companies (after giving effect to the Restructuring Transactions), and in that regard Purchaser shall and, if requested by Purchaser, the Sellers shall cause the Companies to, agree to divest, sell, dispose of, hold separate, or otherwise take or commit to take any action that limits the Companies’ freedom of action with respect to, or the ability of any of the Companies to retain, any of the businesses, product lines or assets of any of the Companies (after giving effect to the Restructuring Transactions); and (3) terminating, amending, assigning or creating any relationship, contractual right or obligation, venture or other arrangement of any of the Companies (each, a “Approval Condition”); provided, that, nothing in this Agreement, including this Section 5.5, shall require, or be construed to require, (i) Purchaser or any of its Affiliates to take or refrain from taking any action (including any divestiture, holding separate any business or assets or other similar action) or to agree to any restriction or condition with respect to any assets, operations, business or the conduct of business of Purchaser or any of its Affiliates (other than the Companies (after giving effect to the Restructuring Transactions)) or (ii) Purchaser, the Companies or any of their respective Affiliates to take or refrain from taking any action (including any divestiture, holding separate any business or assets or other similar action) or to agree to any restriction or condition with respect to any assets, operations, business or the conduct of business of the Companies (after giving effect to the Restructuring Transactions) or the Business, if, in the case of this clause (ii), any such action, restriction or condition would result in or would reasonably be expected to have, individually or in the aggregate, a material and adverse effect on the assets, liabilities, condition (financial or otherwise) or results of operations of the Business, taken as a whole; provided that, it is understood and agreed that any such actions, restrictions or conditions that would result, individually or in the aggregate, in a loss in fair market value to the Business of more than $235,000,000 constitutes such a material and adverse effect.

(g) No actions taken pursuant to this Section 5.5 in connection with obtaining consents or approvals under applicable Competition Laws or any Regulatory Laws shall be considered for purposes of determining whether the conditions to Closing set forth in Section 8.2(a) or Section 8.2(c) have been satisfied. Notwithstanding anything herein to the contrary, the Sellers shall not be obligated to take or agree or commit to take any action: (1) that relates to any business, operations, assets, liabilities, product lines or Subsidiary of Lumen not to be transferred pursuant to and in accordance with the terms and conditions of this Agreement (except that the Sellers shall (A) take such reasonable and customary actions as required by any State PUC pursuant to Communications Laws with respect to the continued ownership or operation of the Retained Business and (B) agree to accept any reasonable and customary conditions ancillary to any Approval Condition); (2) that would amend in any material respect the terms of this Agreement or any other Transaction Agreement or that would otherwise adversely affect the economic benefits of the transactions or the terms of this Agreement or any other Transaction Agreement accruing to any of the Sellers or (3) that is not expressly conditioned upon the consummation of the Closing.

(h) Purchaser shall not, and shall cause its Affiliates not to, and shall not consent in its capacity as a member of Gigapower, LLC for Gigapower, LLC to, agree to or consummate any acquisition of, merger with or into, consolidation with, or purchase of all or a portion of the assets of, or all or a portion of the equity in, any entity owning or having any rights in any Fiber Business in the Territory or an area immediately adjacent to the Territory, in each case, which would reasonably be expected to, individually or in the aggregate, prevent or delay the consummation of the Transactions beyond the Extended Outside Date. For the avoidance of doubt, except as set forth in this Section 5.5(h), nothing in this Section 5.5(h) shall be deemed to restrict the activities of Gigapower, LLC or the investment by an Affiliate of Purchaser in Gigapower, LLC.

(i) If an Approval Condition requires the divestiture of the assets, operations or business of the Companies or the Business, the Seller Group shall (i) reasonably cooperate with Purchaser, at Purchaser’s sole expense, to facilitate such divestiture, including by making documents, information and personnel reasonably available to potential purchasers in such divestiture, and (ii) consent to the provision of rights and services to potential purchasers in such divestiture on the same terms and conditions as set forth in the applicable Ancillary Agreements in respect of rights and services provided to Purchaser and its Affiliates under such Ancillary Agreements.

(j) Purchaser agrees to provide such information reasonably available as to its financial capability, resources and creditworthiness as may be reasonably requested by any Governmental Entity or other third party whose consent or approval is sought in connection with the transactions contemplated hereby.

(k) Without limiting any other provision of this Section 5.5, Purchaser shall use commercially reasonable efforts to (i) file or cause to be filed all applications, petitions, filings, registrations or notifications necessary or advisable to obtain any Purchaser Public Access Rights with applicable state regulatory authorities and (ii) actively engage with municipalities that contain in the aggregate at least eighty percent (80%) of the Enablements as of December 31, 2024, to obtain any Purchaser Public Access Rights, in each case as promptly as practicable but in any event no later than one hundred and twenty days (120) days after the date of this Agreement (unless mutually extended by Purchaser and the Sellers). Purchaser shall keep the Sellers reasonably informed regarding the status of obtaining Purchaser Public Access Rights.

Section 5.6 Conduct of Business.

(a) From the date of this Agreement through the earlier of the Closing or the termination of this Agreement pursuant to Article 9 (Termination), except: (i) as otherwise specifically contemplated by this Agreement and the other Transaction Agreements (including any actions, elections or transactions undertaken as necessary to effect the Restructuring Transactions); (ii) as required by applicable Law; (iii) as disclosed in Section 5.6 of the Seller Disclosure Letter; (iv) to the extent related to any Excluded Assets or Excluded Liabilities, or (v) as otherwise consented to in writing by Purchaser (such consent not to be unreasonably withheld, denied, conditioned or delayed), the Sellers shall, and shall cause the other members of the Seller Group to:

(i) use commercially reasonable efforts to conduct the Business in the Ordinary Course of Business other than as contemplated by the Restructuring Transactions;

(ii) use commercially reasonable efforts to (A) preserve intact in all material respects the business organizations and goodwill of the Business, and (B) preserve in all material respects the current relationships of the Business with customers, suppliers and other persons with which the Business has significant business relations;

(iii) (A) use commercially reasonable efforts to keep available the services of the current Business Employees and consultants of the Business and (B) fill vacancies with Persons having comparable responsibility and compensation;

(iv) use commercially reasonable efforts to maintain (1) the properties and assets owned, operated or used by the Business (including the Transferred Assets) in the same condition as they were on the date hereof in all material respects, subject to normal wear and tear and (2) the Business Records, in each case in the Ordinary Course of Business;

(v) not: (1) amend or propose to amend the Companies’ respective Organizational Documents; (2) split, combine, reclassify, redeem or repurchase the outstanding Equity Interests of any of the Companies; or (3) with respect to Equity Interests of any of the Companies, declare, set aside or pay any non-cash dividend or non-cash distribution to any Person, in each case other than as contemplated by the Restructuring Transactions, in connection with the elimination of intercompany accounts as expressly contemplated under this Agreement or in respect of any payments, distributions, capitalizations or other transactions relating to intercompany indebtedness made by any of the Companies to Lumen and its Affiliates;

(vi) with respect to any of the Companies, not issue, sell, pledge, transfer or dispose of, or agree to issue, sell, pledge, transfer, dispose of or otherwise subject to any Lien, any Equity Interests of any of the Companies, or any options, warrants or rights of any kind to acquire any Equity Interests of any of the Companies, or any debt or equity securities which are convertible into or exchangeable for such Equity Interests;

(vii) except for transactions among any member of the Seller Group and their respective Affiliates in the Ordinary Course of Business, not: (1) incur any Indebtedness in an aggregate amount outstanding at any time in excess of $1,000,000; (2) make any acquisition of any assets (including any Equity Interests of any Person) or businesses (other than acquisitions of assets in the Ordinary Course of Business), or make any capital contributions to, or investments, in, any other Person; or (3) sell, pledge, mortgage, dispose of, transfer, lease, license, assign, guarantee, abandon, permit to lapse or encumber, or permit the incurrence of an Lien (other than Permitted Liens) on, any material assets, tangible or intangible (including accounts receivable), or businesses, other than dispositions of obsolete equipment in the Ordinary Course of Business, to the extent, with respect to clauses (1) through (3), any such action is with respect to or would directly impact any of the Companies, the Transferred Assets or the Business (and excluding the incurrence of Indebtedness by any of the Sellers or their respective Subsidiaries that are not any of the Companies);

(viii) except as required pursuant to applicable Law or the terms of any Benefit Plan or Benefit Agreement, in each case, as in effect prior to the date hereof or as required under any Collective Bargaining Agreement: (1) not grant any Business Employee any increase in compensation, other than (x) increases in base salary or wage rates in the Ordinary Course of Business consistent with past practice and otherwise limited to no more than six percent (6%) of individual annual cash compensation for Business Employees, or (y) increases in base salary or wage rates for promoted Business Employees in the Ordinary Course of Business consistent with past practice; provided that the aggregate amount of all such increases under (x) or (y) for all such Business Employees shall not exceed five percent (5%) of the aggregate amount of such annual cash compensation; (2) not adopt, enter into, materially amend or terminate any Benefit Plan or Benefit Agreement, in each case except in connection with any action that applies uniformly to Business Employees and other similarly situated employees of the Seller Group; (3) not grant any Business Employee any new, or increase any existing, change in control, retention, severance or termination pay; (4) not grant or forgive any loans to any Business Employee (except for advances of payments in the Ordinary Course of Business); (5) not reassign or reallocate the duties or responsibilities of (y) any Business Employee on the date hereof such that he or she would not be a Business Employee as of the Closing or (z) any employee of the Seller Group who is not a Business Employee on the date hereof, such that he or she would be a Business Employee as of the Closing (except for any reassignment or reallocation in the Ordinary Course of Business or at the initiative of the Business Employee or employee of the Seller Group, as the case may be); or (6) not hire (other than to fill a vacancy in the Ordinary Course of Business or to fulfill hiring needs in connection with the 2025 Fiber Build Plan and 2026 Fiber Build Plan) or terminate (other than for cause) any Business Employee with annual cash compensation in excess of $175,000;

(ix) not: (1) effectuate any action that would trigger liability as a “plant closing” or “mass layoff” under the WARN Act; (2) voluntarily recognize any new Union as the collective representative of any Business Employees; or (3) modify the terms of or enter into any new or successor Collective Bargaining Agreement with any Union representing a Business Employee, except in the Ordinary Course of Business or on similar terms (provided that in no case shall any such modified or new Collective Bargaining Agreement obligate Purchaser or any Affiliate to assume such Collective Bargaining Agreement in connection with the consummation of the Transactions contemplated hereby);

(x) with respect to any of the Companies or the Business, not make any material change to its financial accounting practices or policies in effect on December 31, 2024, except as required by GAAP (or any interpretation thereof) or by applicable Law;

(xi) not adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other material reorganization of any of the Companies (except with respect to entities that are dormant as of the date hereof or as necessary to facilitate the Restructuring Transactions);

(xii) with respect to any of the Companies or the Transferred Assets, not: (1) make, change or revoke any material Tax election; (2) change any annual Tax accounting period; (3) change any material method of accounting for Tax purposes; (4) file any amended Tax Return; (5) enter into any agreement (including a closing agreement or similar agreement) with any Taxing Authority; (6) settle or compromise any Tax Proceeding or other Tax assessment; or (7) consent to any extension or waiver of the limitation period applicable to any Tax Proceeding or any other Tax assessment, in each case except for any action that exclusively relates to any Combined Tax Return or income Taxes of the Seller Group or that would not reasonably be expected to result in a material increase in the Tax liability of the Companies, Purchaser, or any Affiliate of Purchaser in any taxable period (or portion thereof) ending after the Closing Date;

(xiii) not: (1) materially modify, amend, terminate (other than expirations in accordance with its terms), renew (other than automatic renewals in accordance with applicable terms) or cancel, or waive, release or assign any material rights under, any Material Business Contract; or (2) enter into any Contract that if in effect on the date hereof would be a Material Business Contract, other than in each case in the Ordinary Course of Business;

(xiv) not cancel, compromise, waive or release any material right or claim relating to the Business, the Transferred Assets or the Companies other than in the Ordinary Course of Business;

(xv) not settle or compromise any Proceeding, or enter into any consent decree or settlement agreement with any Governmental Entity, against or affecting the Companies or the Business, other than settlements or compromises of any Proceeding in the Ordinary Course of Business or where the amount paid in settlement or compromise does not exceed $1,000,000, individually or in the aggregate, or that would impose equitable or injunctive relief, or behavioral remedies, on the Companies or with respect to the Business;

(xvi) not relinquish, allow to lapse or terminate, or seek to materially modify or materially amend any substantive term of, any Permit material to the Business;

(xvii) not (i) sell, assign or transfer all or any portion of its or any of the Transferred Intellectual Property, (ii) grant any licenses of the Transferred Intellectual Property except for non-exclusive licenses granted in the Ordinary Course of Business, (iii) abandon, permit to lapse or cease to prosecute or maintain any of the Registered Intellectual Property;

(xviii) except as set forth on Section 5.6(a)(xviii) of the Seller Disclosure Letter, with respect to the Companies or the Business, not make any capital expenditure, enter into agreements or other binding arrangements providing for capital expenditures or otherwise commit to make capital expenditures, except for (1) capital expenditures made in accordance with the 2025 Fiber Build Plan, (2) capital expenditures made in accordance with the 2026 Fiber Build Plan, (3) capital expenditures made to address operational emergencies, equipment failures or outages, or otherwise required on an emergency basis or for the safety of persons or the environment, and (4) capital expenditures in the Ordinary Course of Business;

(xix) not enter into, or renew, any Contract that restricts in any material respect the ability of the Business or any Company to compete with, or conduct, any business or line of business within the Territory, or that grants any counterparty any exclusive right or right of first refusal, in each case with regard to the Business or any Company;

(xx) use commercially reasonable efforts to effectuate the 2026 Fiber Build Plan;

(xxi) incur marketing expenditures and incur success-based capital expenditures, in each case consistent in the aggregate with the amounts reflected in the unaudited statements of operations for the Business for the fiscal year ended December 31, 2024 (excluding extraordinary expenses incurred in connection with the launch of the Quantum Fiber Brand); and

(xxii) not authorize, formally or informally agree or commit to do or take any action prohibited by this Section 5.6.

(b) Notwithstanding anything to the contrary in this Agreement, nothing contained in this Agreement is intended to give Purchaser or any of its Affiliates, directly or indirectly, the right to control or direct the Business prior to the Closing.

Section 5.7 Consents. Prior to the Closing, the Sellers shall, and shall cause the members of the Seller Group to, use commercially reasonable efforts (and Purchaser shall reasonably cooperate with such efforts), including the dedication of commercially reasonable resources thereto, to obtain any material consents required from third parties in connection with the consummation of the transactions contemplated by this Agreement under the Material Business Contracts, including the Pole Attachment Consents but excluding any other Access Right Consents, which are separately governed by Section 5.9 (Transfer of Deferred Fiber Assets; Treatment of Post-Closing Fiber Builds), or any Shared Contracts, which are separately governed by Section 5.17 (Shared Contracts) (the consents referred to in this Section 5.7, collectively, the “Third-Party Consents”); provided that, except as required by Section 11.6 (Expenses), in connection with obtaining any Third-Party Consents, (A) none of the Parties or their respective Affiliates shall be required to commence, defend or participate in any litigation, or offer or grant any additional consideration or other accommodation (financial or otherwise) to any third party (other than the incurrence of ordinary course legal expenses, mandated filing, recordation or similar fees payable to any Governmental Entity or as otherwise expressly contemplated by this Agreement or any other Transaction Agreement) (each an “Extraordinary Action”) and (B) except with the prior written consent of Purchaser, the members of the Seller Group shall not agree to any modification of any term of or condition of any Permit or Contract or commit on behalf of Purchaser or its Affiliates or any of the Companies to any material obligation, in each case in connection with obtaining any Third-Party Consents. The Parties shall keep the other Parties reasonably informed regarding the status of obtaining Third-Party Consents.

Section 5.8 Unassigned Assets.

(a) Notwithstanding anything to the contrary contained in this Agreement, to the extent that the conveyance, transfer, assignment, assumption or delivery to or from any of the Companies of any Transferred Assets, Assumed Liabilities, Excluded Assets or Excluded Liabilities (including, for the avoidance of doubt, any Material Business Contract but excluding those separately governed by Section 5.9 (Transfer of Deferred Fiber Assets; Treatment of Post-Closing Fiber Builds) and Section 5.17 (Shared Contracts)), as applicable, in connection with or pursuant to the Restructuring Transactions, the Transactions or the Transaction Agreements is prohibited by any applicable Law or would result in a violation or breach of any applicable Contract, or would require the removal of any legal impediment or any novation or Consent of any third party (including any Governmental Entity, except with respect to (x) any Required Regulatory Filing, which shall be governed by Section 5.5 (Required Actions) and (y) Access Rights, which shall be governed by Section 5.9 (Transfer of Deferred Fiber Assets; Treatment of Post-Closing Fiber Builds)), and such novation or Consent of any third party has not been obtained, such impediment has not been removed or such violation or breach has not been cured, prior to the Closing (all such Transferred Assets, Assumed Liabilities, Excluded Assets or Excluded Liabilities, as the case may be, and rights, and the associated Liabilities attendant thereto, being hereinafter referred to collectively as the “Unassigned Assets”), subject to Section 8.2 (Conditions to Purchaser’s Obligations to Close), the Closing shall proceed without the conveyance, transfer, assignment, assumption or delivery of each such Unassigned Asset and there shall be no adjustment to the Initial Closing Date Amount or the Final Purchase Price and the conveyance, transfer, assignment, assumption or delivery of each such Unassigned Asset will automatically be deferred and will not occur until all such legal impediments are removed, such novation or Consent of any third party has been obtained or such violation or breach has been cured. Subject to Section 5.8(c) and without limiting the foregoing, the Parties shall use commercially reasonable efforts from and after the date of this Agreement until the second anniversary of the Closing Date, and cooperate with each other, to obtain promptly such novation or Consent of any third party, remove any legal impediment or cure any such violation or breach as necessary to convey, transfer, assign, assume, or deliver such Unassigned Assets (collectively, “Unassigned Asset Actions”); provided, that, except as required by Section 11.6 (Expenses), none of the Parties or any of their respective Affiliates shall be required to take any Extraordinary Actions in connection therewith; and provided, further, that, except with the prior written consent of Purchaser, the members of the Seller Group shall not agree to any material modification of any Unassigned Asset or commit on behalf of Purchaser or its Affiliates or any of the Companies to any material obligation, in each case, in order to obtain any such Consent or novation, remove any such impediment or cure any such violation or breach. Pending such novation or Consent of any third party, removal of any such impediment or the cure of any such violation or breach, the Parties shall cooperate with each other in any mutually agreeable, reasonable and lawful arrangements designed to assert any rights under such Unassigned Asset and, to the extent permitted by the terms of the applicable Unassigned Asset and applicable Law, subject the intended transferee, or provide to the intended transferee, as applicable, the benefits of use, burdens and obligations of such Unassigned Asset such transferee would have been subject to or provided, as applicable, as if such Unassigned Asset had been conveyed, transferred, assigned, assumed or delivered to the intended transferee at the Closing; provided, that, to the extent that any Transaction Agreement contemplates the terms of any such arrangement in respect of an Unassigned Asset, the terms set forth in the applicable Transaction Agreement shall govern with respect to such Unassigned Asset. Once such novation or Consent of any third party for the conveyance, transfer, assignment, assumption, or delivery of any such Unassigned Asset not conveyed, transferred, assigned, assumed or delivered at the Closing is obtained, such impediment is removed or such violation or breach is cured, the Sellers or Purchaser, as applicable, shall, or shall cause their applicable Subsidiaries to, complete the conveyance, transfer, assignment, assumption, or delivery of such Unassigned Asset to the intended transferee in accordance with the terms of this Agreement or the applicable Transaction Agreements for no additional cost.

(b) To the extent that any such Unassigned Asset cannot be transferred or the benefits of use, burdens and obligations of any such Unassigned Asset cannot be provided to any intended transferee at or following the Closing pursuant to Section 5.8(a), then Purchaser, the Sellers or one of their applicable Subsidiaries shall enter into such arrangements (including subleasing, sublicensing or subcontracting) to provide to the intended transferee the operational and economic equivalent, to the extent permitted by applicable Law (including Competition Laws), of obtaining such Consent or novation, removal of the legal impediment or cure of such violation or breach, and the performance by the intended transferee of the obligations thereunder in each case, to place the Parties in the same position as if such Unassigned Asset had been conveyed, transferred, assigned, assumed or delivered to the intended transferee at the Closing in the manner contemplated by this Agreement. Subject to the Parties’ intent set forth in the preceding sentence, unless otherwise agreed in writing by the Parties: (i) the intended transferor holding the Unassigned Asset shall hold in trust for and pay to, or cause one or more of its applicable Affiliates to hold in trust for and to pay to, the intended transferee all income, proceeds and other monies received by the intended transferor or any of its Affiliates in connection with its continuing ownership, operation or use of the Unassigned Asset in connection with the arrangements under this Section 5.8; and (ii) the intended transferee shall assume and pay to the intended transferor, promptly upon receipt of any invoice from the intended transferor, all Liabilities associated with owning, operating or using the Unassigned Asset by the intended transferee in connection with the arrangements under this Section 5.8. Obligations pursuant to this Section 5.8(b) with respect to any such Unassigned Asset shall continue for the duration of the term of such Unassigned Asset; provided that, neither the Sellers nor Purchaser may extend or renew the term of an Unassigned Asset or exercise any option or provide notice for such extension or renewal without the consent of the other (such consent not to be unreasonably withheld, conditioned or delayed) (any such arrangement, a “Back-to-Back Arrangement”).

(c) Notwithstanding anything to the contrary contained in this Section 5.8, except as required by Section 11.6 (Expenses): (i) none of the Parties or their respective Affiliates shall be required to take any Extraordinary Action to obtain any Consent or novation, to remove any legal impediment, to cure any violation or breach or to effect any of the other transfers or transactions contemplated by this Section 5.8; (ii) no party shall be required to seek any Consent or novation, to remove any legal impediment or to cure any violation or breach for any Contract that: (1) involved payments received or made by the Business of less than $10,000 during the twelve (12)-month period ended December 31, 2024; (2) involves payments to be received or made by the Business reasonably expected to be less than $10,000 during the twelve (12)-month period following December 31, 2024; and (3) is scheduled to expire within ninety (90) days or can be terminated by a non-Affiliate counterparty of such party on ninety (90) days or less notice without material monetary penalty (compared to the aggregate value of any outstanding payments owed under such Contract); and (iii) the failure to receive any such Consents or novations, to remove any such impediments, to cure any such violations or breaches or to effect any of the other transfers or transactions contemplated by this Section 5.8 shall not be a condition to the Closing, it being acknowledged, for the avoidance of doubt, that this clause (iii) shall not limit the express conditions set forth in Article 8 (Conditions to Obligations to Close).

Section 5.9 Transfer of Deferred Fiber Assets; Treatment of Post-Closing Fiber Builds.

(a) Notwithstanding the provisions set forth in Section 5.8 (Unassigned Assets), to the extent that, as of the Closing, the conveyance, transfer, assignment, assumption or delivery to Purchaser of any Transferred Fiber Assets located within the Territory would require Purchaser or its applicable Affiliate to obtain Access Rights necessary to own or operate such Transferred Fiber Assets, and Purchaser notifies the Sellers in writing, on or prior to the date that is fifteen (15) Business Days prior to the Closing, that, in Purchaser’s reasonable determination, sufficient Access Rights have not been obtained to allow Purchaser to operate the Business with respect to such Transferred Fiber Assets in accordance with the past practice of the Seller Group in all material respects (all such Transferred Fiber Assets and all rights and obligations attendant thereto being hereinafter referred to collectively as the “Deferred Fiber Assets”), (i) subject to Section 8.2 (Conditions to Purchaser’s Obligations to Close), the Closing shall proceed without the conveyance, transfer, assignment, assumption or delivery of such Deferred Fiber Assets and there shall be no adjustment to the Initial Closing Date Amount or the Final Purchase Price due to the failure of such Deferred Fiber Assets to be conveyed, transferred, assigned, assumed or delivered at the Closing, (ii) the conveyance, transfer, assignment, assumption or delivery of such Deferred Fiber Assets will automatically be deferred and will occur, after the Closing, in accordance with the Master Service Agreement and the applicable IRU agreement, and (iii) until such Deferred Fiber Assets are so conveyed, transferred, assigned, assumed and delivered to Purchaser after the Closing, the use, operation, maintenance and other arrangements relating to such Deferred Fiber Assets shall be governed by the provisions set forth in the Master Service Agreement and the applicable IRU agreement.

(b) The Parties shall, and shall cause their respective Affiliates to, use their commercially reasonable efforts, from and after the date hereof and from and after the Closing until the fifth (5th) anniversary of the Closing Date, to take all steps necessary or advisable, and proceed diligently and in good faith, to obtain the appropriate Consents (collectively, “Access Right Consents”) necessary to assign the Transferred Access Rights to Purchaser on the Closing

Date or as promptly thereafter as practicable, and otherwise for Purchaser to obtain all Access Rights necessary to own and operate the Transferred Fiber Assets (including any Fiber Assets that are completed, deployed, tested and determined to be operational for commercialization (i.e., “ready for sale”) between the date of this Agreement and the Closing Date) and the Post-Closing Fiber Builds, and if applicable, make as promptly as practicable all necessary filings, submissions and declarations with, any Governmental Entity or other third party as necessary or advisable in order to assign such Transferred Access Rights or obtain all such Access Rights; provided, that, except as required by Section 11.6 (Expenses), none of Parties or any of their respective Affiliates shall be required to take any Extraordinary Actions in connection therewith; and provided, further, that the members of the Seller Group shall not, without Purchaser’s prior written consent, agree to any material modification of any Deferred Fiber Asset or commit to any material obligation, in each case, in order for Purchaser or its applicable Affiliate to obtain any such Access Rights.

(c) Notwithstanding anything herein to the contrary, from and after the Closing, the use, operation, maintenance and other arrangements relating to, and the subsequent conveyance, transfer, assignment, assumption and delivery to Purchaser of, the Deferred Fiber Assets and the Post-Closing Fiber Builds (including any Fiber Assets that constitute In-Process Fiber Builds as of the Closing Date) shall be governed by the provisions set forth in the Master Services Agreement and the applicable IRU agreement.

(d) At the Closing, the Seller Group shall deliver to Purchaser, in respect of any Purchaser Private Access Right that has not been obtained as of the Closing, a license or other similar agreement, in a form reasonably satisfactory to Purchaser and the Sellers, granting Purchaser the right to use and rely upon in the conduct of the Business the corresponding Seller Private Access Right until the earliest of (x) such Purchaser Private Access Right being obtained, (y) the expiration or termination of the Contract pursuant to which the Seller Group receives a Seller Private Access Right in accordance with its terms, it being understood that the Seller Group shall not be obligated to extend or renew any such Contract, and (z) the end of the useful life of the Fiber Assets covered by such license or similar agreement. Notwithstanding anything to the contrary in this Agreement, none of the Sellers, any of their Affiliates or any of their respective employees shall be required to provide any such license or other similar agreement where, upon the advice of counsel, such license or other similar agreement would contravene any Laws or any contractual obligations; provided, that in each case of any such license or other similar agreement that is not granted to Purchaser pursuant to this sentence, the Sellers and Purchaser shall use commercially reasonable efforts and cooperate to identify an alternative method of granting Purchaser the right to use and rely upon the relevant Seller Private Access Right in the conduct of the Business in a manner that does not contravene any Laws or contractual obligation. The out-of-pocket fees and expenses incurred by the Sellers with respect to such license or similar agreement (if any) or such alternative method shall constitute Consent Expenses and be borne as provided in Section 11.6(b). In addition, the Seller Group shall use commercially reasonable efforts (i) to create, or cause to be created, the Seller Private Access Right Database no later than one hundred and twenty (120) days after the date of this Agreement and (ii) provide to Purchaser access to the Seller Private Access Right Database (as defined below). The Seller Group shall keep Purchaser reasonably informed, on a periodic basis and upon Purchaser’s reasonable request, as to the status of the creation of the Seller Private Access Right Database, including any material updates, modifications or changes thereto, and respond in a reasonably prompt manner to any reasonable inquiries or requests regarding the content, status or operation of the Seller Private Access Right Database, including to the extent reasonably practicable, by providing components of the Seller Private Right Database prior to its completion. “Seller Private Access Right Database” means a sortable, interactive database of the key attributes of the Seller Private Access Rights, including rights granted, locations, renewal terms, payment obligations and assignment and transfer restrictions.

Section 5.10 Guarantees; Commitments.

(a) Prior to the Closing, the Parties agree to cooperate and use their commercially reasonable efforts to put in place, effective as of the Closing, instruments to replace the Performance Guarantees set forth on Section 5.10(a) of the Seller Disclosure Letter and any additional Performance Guarantees of which a Seller provides notice to Purchaser in writing at least ten (10) Business Days and which were put in place in the Ordinary Course of Business after the date hereof (the “Released Guarantees”). Purchaser shall use commercially reasonable efforts, and the Sellers shall cooperate as reasonably requested by Purchaser to, cause Purchaser, the Companies or any Subsidiary thereof to be substituted in all respects for the member of the Seller Group that is party to a Released Guarantee, effective as of the Closing Date, in respect of all obligations of the applicable member of the Seller Group that is party to such Released Guarantee, so that as a result of such substitution, the member of the Seller Group that is party to such Released Guarantee shall, from and after the Closing, cease to have any material or monetary obligations arising from or in connection with such Released Guarantees.

(b) Without limiting the foregoing in any respect, to the extent any Released Guarantee remains in place at the Closing (notwithstanding the provisions of Section 5.10(a)), the Parties shall continue to cooperate and use their commercially reasonable efforts to cause Purchaser, the Companies or any Subsidiary thereof to be substituted in all respects for the Sellers and any of their Affiliates, and for the Sellers and their Affiliates to be released, effective as of the Closing Date, in respect of all obligations of the Sellers and any of their Affiliates under such Released Guarantee (collectively, the “Substituted Guarantees”) until the earlier of (i) the date that such release is obtained and (ii) the second anniversary of the Closing. Without limiting the foregoing, (i) the Sellers and their respective Affiliates shall be under no obligation to renew or extend the term of any existing Performance Guarantee or any Contract containing or underlying a Performance Guarantee and (ii) neither Purchaser nor any of its Subsidiaries shall amend, modify, extend or renew any Contract containing or underlying a Released Guarantee unless, prior to or concurrently with such extension or renewal, Purchaser, the Companies or any Subsidiary thereof are substituted in all respects for the Sellers and any of their Affiliates, and the Sellers and their Affiliates are released, in respect of all Liabilities of any of the Sellers and any of their Affiliates under such Released Guarantee.

(c) From and after the Closing, Purchaser and the Companies, jointly and severally, shall forever indemnify and hold harmless the Sellers and any of their respective Affiliates against any Liabilities that the Sellers or any of their respective Affiliates suffer, incur or are liable for by reason of or arising out of or in consequence of: (i) the Sellers or any of their Affiliates issuing, making payment under, being required to pay or reimburse the issuer of, or being a party to, any Performance Guarantee, including the Substituted Guarantees (collectively, the “Indemnified Guarantees”); (ii) any claim or demand for payment made on any of the Sellers or any of their Affiliates with respect to any of the Indemnified Guarantees; or (iii) any Proceeding

by any Person who is or claims to be entitled to the benefit of or claims to be entitled to payment, reimbursement or indemnity with respect to any Indemnified Guarantees, in each case of the foregoing clauses (i), (ii) and (iii), except to the extent such Liability is suffered or incurred by reason of or arising out of or in consequence of the Retained Business.

Section 5.11 Insurance.

(a) From and after the Closing Date, the Companies shall cease to be insured by the Sellers’ or their Affiliates’ (other than the Companies) insurance policies or by any of their self-insured programs, and neither Purchaser nor its Subsidiaries (including the Companies) shall have any access, right, title or interest to or in any such insurance policies (including to all claims and rights to make claims and all rights to proceeds) to cover any assets of any of the Companies or any Liability arising from the operation of the Business. Subject to Section 5.11(b), the Sellers and their Affiliates may, to be effective at the Closing, amend any insurance policies in the manner they deem appropriate to give effect to this Section 5.11. From and after the Closing, Purchaser shall be responsible for securing all insurance it considers appropriate for its operation of the Companies and the Business.

(b) Notwithstanding the foregoing Section 5.11(a), from and after the Closing Date, Purchaser and the Companies shall be entitled to the benefits of the insurance policies that are (i) occurrence-based (as opposed to “claims-made”) with respect to claims for loss with respect to Assumed Liabilities arising out of acts, omissions, circumstances events or occurrences that take place prior to the Closing or which could be deemed to have taken place prior to the Closing set forth on Section 5.11(b)(i) of the Seller Disclosure Letter (the “Occurrence-Based Insurance Policies”), (ii) acquired directly by and in the name of the Companies and (iii) set forth on Section 5.11(b)(ii) of the Seller Disclosure Letter (the insurance policies described in clause (iii), together with the Occurrence-Based Insurance Policies, the “Available Insurance Policies”), subject to, and solely to the extent permitted by, the terms and conditions of such Available Insurance Policies (including any caps or other limitations set forth in such Available Insurance Policies). For the avoidance of doubt, Available Insurance Policies shall not include, and Purchaser shall not have rights with respect to, any policies issued by captive or affiliated insurance companies or self-insurance.

(c) By making any claims under the Available Insurance Policies, Purchaser agrees to reimburse the Seller Group for any reasonable and documented out-of-pocket fees and expenses incurred by any member of the Seller Group as a result of such claims; and provided, that (i) Purchaser shall exclusively bear (and Seller Group shall have no obligation to repay or reimburse Purchaser for) the amount of any “deductibles” or net retentions associated with claims under the Available Insurance Policies and (ii) Purchaser shall be liable for all uninsured or uncovered amounts of such claims, in each case, to the extent such claim is connected to the Business. The Sellers shall cooperate and provide access to the Available Insurance Policies to Purchaser and the Companies with respect to such claims, including in connection with the filing of insurance claims and the collection of insurance proceeds. The Seller Group shall retain all rights to control their respective Available Insurance Policies; provided, that the Sellers and their Affiliates (i) shall not, without the prior written consent of Purchaser, settle, release, commute, buyback or otherwise resolve disputes with respect to a claim that Purchaser is permitted to make under this Section 5.11 under any Available Insurance Policies; and (ii) shall permit Purchaser or the applicable Company to control any claim that Purchaser is permitted to make under this Section 5.11 under any Available Insurance Policies (including the investigation and negotiation of the claim with the applicable insurer).

Section 5.12 Litigation Support. Subject to and without limiting anything contained in Article 6 (Tax Matters) and Article 10 (Survival and Indemnification), (a) in the event and for so long as any of the Sellers, Purchaser or any of their respective Subsidiaries is prosecuting, contesting or defending any Proceeding by a third party in connection with: (i) any of the transactions contemplated by this Agreement or any other Transaction Agreement; or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act or transaction relating to, in connection with or arising from the Business or the Companies on or prior to the Closing Date, the other Parties shall, and shall cause their Subsidiaries and Affiliates (and their respective officers, employees and Representatives) to, cooperate with such first Party and its counsel in such prosecution, contest or defense, and provide such testimony and access to its records as shall be reasonably necessary in connection with such prosecution, contest or defense (in each case, at the requesting Party’s sole cost and expense), (b) after the Closing, each Party shall, and shall cause each of its Subsidiaries and Affiliates to, use its respective commercially reasonable efforts to make available to the Sellers or Purchaser, as the case may be, upon reasonable prior written request, such Party’s directors, managers or other Persons acting in a similar capacity, officers, employees and agents as witnesses to the extent that any such Person may reasonably be required in connection with any third-party Proceeding described in subsections (i) and (ii) of clause (a) above, and (c) the documented out-of-pocket costs and expenses incurred in the provision of such witnesses shall be paid by the Party requesting the availability of such Persons. Notwithstanding anything to the contrary set forth in this Section 5.12, the obligations set forth in Section 5.12(a), Section 5.12(b) and Section 5.12(c) shall not apply in any such circumstances that would give rise to a conflict of interest between or among any of Lumen or its Affiliates, on the one hand, and Purchaser or its Affiliates, on the other hand.

Section 5.13 Further Assurances. From time to time after the Closing Date, each Party shall, and each Party shall cause its respective applicable Subsidiaries to, promptly execute, acknowledge and deliver any other documents and take such further actions as may be reasonably requested by the other party and necessary to consummate and give effect to the transactions contemplated by this Agreement or the other Transaction Agreements.

Section 5.14 Deferred Build Engine Assets.

(a) During the period between the date of this Agreement and the Closing, the Seller Group shall consult with, and provide reasonable information to, Purchaser regarding the assets that, at Closing, would constitute Transferred Build Engine Assets or Transferred Build Engine Permits (such assets, the “Build Engine Assets”).

(b) No less than thirty (30) days prior to the anticipated Closing Date, Purchaser shall deliver notice to the Seller Group reasonably identifying the Build Engine Assets to be excluded from the Transferred Assets at the Closing and retained by the Seller Group after the Closing in connection with Post-Closing Fiber Builds pursuant to the Master Service Agreement (the “Deferred Build Engine Assets”); provided, that such Deferred Build Engine Assets shall be sufficient to enable the Seller Group to fulfill its obligations under the Master Service Agreement.

In accordance with such notice, the Seller Group shall cause the Deferred Build Engine Assets to be excluded from the Transferred Assets at the Closing and retained by the Seller Group after the Closing in connection with Post-Closing Fiber Builds pursuant to the Master Service Agreement until such time as the Deferred Build Engine Assets are conveyed, transferred, assigned and delivered to Purchaser or its Affiliates pursuant to Section 5.14(c).

(c) From time to time after the Closing, Purchaser shall deliver notice to the Seller Group (a “Deferred Build Engine Assets Transfer Notice”) reasonably identifying the Deferred Build Engine Assets (in each case, that have not already been conveyed, transferred, assigned and delivered to Purchaser or its Affiliates) to be conveyed, transferred, assigned and delivered to Purchaser thirty (30) days after such Deferred Build Engine Assets Transfer Notice. The Seller Group shall cause such Deferred Build Engine Assets to be conveyed, transferred, assigned and delivered to Purchaser or its Affiliates in accordance with such Deferred Build Engine Assets Transfer Notice.

Section 5.15 Intellectual Property Matters.

(a) The Parties hereby acknowledge and agree that at and after the Closing, the Companies shall acquire and own, as applicable, the Transferred Intellectual Property, but that all other Intellectual Property owned by Lumen or its Affiliates and used by the Companies in the operation of the Business as conducted on the Closing Date shall be licensed from Lumen or its Affiliates to the Companies pursuant to the IP License Agreement or in connection with the services provided under an Ancillary Agreement.

(b) The Seller Group and Purchaser, and their respective Affiliates, agree to undertake all necessary or appropriate actions to give effect to the provisions of this Section 5.15, including, to the extent applicable, authorizing the United States Patent and Trademark Office, United States Copyright Office and any other Governmental Entities to record and register any assignment set forth in this Section 5.15.

(c) Subject to the applicable Transaction Agreements, and without limiting the right to use the Excluded Marks as permitted hereunder, Purchaser covenants and agrees that from and after the Closing, it shall, and shall cause each of its Affiliates (including the Companies): (i) not to hold itself out as having any affiliation with the Seller Group or any of its Affiliates; and (ii) not to use or display, in any way whatsoever, the Excluded Marks or any Trademark related to the foregoing that is confusingly similar to any Excluded Marks. Purchaser agrees that neither Seller nor any of its Affiliates shall have any responsibility for claims by third parties arising out of, or relating to, use occurring after the Closing by the Business of the Excluded Marks or any Trademark related to the foregoing in any manner not permitted by this Section 5.15.

(d) The Companies shall, for a period of two (2) years following the Closing Date, be entitled to use, solely to the extent in connection with the operation of the Business as operated immediately prior to the Closing, consistent with the use of the Excluded Marks prior to Closing, including on all of the electronic material, stocks of signs, uniforms, branded vehicles, hardware, letterheads, invoice stock, advertisements and promotional materials, inventory and other documents and materials (“Existing Materials”) of the Companies containing the Excluded Marks, after which period the Purchaser shall cause the Companies to remove all Excluded Marks from such Existing Materials or cease using such Existing Materials. Notwithstanding anything to the contrary in this Section 5.15, nothing herein shall be construed so as to require Purchaser or its Affiliates (including the Companies) to remove the Excluded Marks from any products already in the market.

(e) Purchaser shall ensure that all use of the Excluded Marks by the Companies as provided in this Section 5.15 shall be only with respect to goods and services of a level of quality equal to or greater than the quality of goods and services with respect to which the Companies used the Excluded Marks prior to the Closing. Any and all goodwill generated by the use of the Excluded Marks under this Section 5.15 shall inure solely to the benefit of the Seller Group. Purchaser acknowledges that Lumen and its applicable Affiliates are the owners of all right, title and interest in and to the Excluded Marks, and Purchaser further acknowledges that it has not acquired any ownership interest in the Excluded Marks and will not acquire any ownership interest in the Excluded Marks pursuant to this Agreement. Purchaser will comply with the Seller Group’s trademark usage guidelines relating to the Excluded Marks (it being understood that, for purposes of this sentence, all current and prior uses of the Excluded Marks by the Business are deemed to be in compliance with such usage guidelines) and those use restrictions with respect to the “Quantum” Excluded Marks as set forth in the Trademark License, dated May 14, 2020, by and between CenturyLink Communications, LLC and Quantum Wireless LLC (as amended). Any rights related to the Excluded Marks not granted to Purchaser and the Companies in this Agreement are specifically reserved by and for Lumen and its Affiliates. Purchaser, on behalf of itself and the Companies, hereby accepts this grant of license, subject to the terms and conditions set forth in this Agreement.

(f) Purchaser shall defend, indemnify and hold harmless the Seller Group and its Affiliates from and against any and all such claims that may arise out of the use of the Excluded Marks by Purchaser and any of its Affiliates (including the Companies) in violation of or outside the scope permitted by this Section 5.15.

(g) Notwithstanding anything to the contrary herein, during the term of this Agreement and thereafter, Purchaser has the right to use (1) plain-text, non-stylized versions of the Excluded Marks in a neutral, non-trademark manner to describe the history of the Parties’ relationship or otherwise as required by Law, and (2) the Excluded Marks in historical legal and business documents and internal materials not visible to the public, in each case solely to the extent constituting fair use pursuant to applicable Law.

Section 5.16 Exclusivity. From the date of this Agreement through the earlier of the Closing Date or the termination of this Agreement, Lumen and the Sellers shall not and shall cause their controlled Affiliates and Representatives not to: (a) solicit or knowingly encourage any inquiries, discussions or proposals regarding, (b) continue, propose, enter into or engage in negotiations or discussions with respect to, (c) provide non-public information relating to or in connection with or (d) authorize, recommend, propose or enter into any confidentiality agreement, term sheet, letter of intent, joint venture agreement, partnership agreement, commercial arrangement or other agreement, arrangement or understanding regarding, in each case, (i) the acquisition of the Business or a substantial portion thereof, (ii) the entry into any agreement to provide indefeasible rights of use with respect to the Business or a substantial portion thereof or (iii) the entry into any wholesale ISP, open access or similar agreement with respect to the Business or a substantial portion thereof, in each case other than the transactions contemplated by this Agreement.

Section 5.17 Shared Contracts

(a) Purchaser and the Sellers shall cooperate and use commercially reasonable efforts to cause each counterparty (the “Counterparty”) to each Shared Contract to enter into stand-alone arrangements (i) between any of the Companies, Purchaser or its relevant Affiliate on the one hand, and the Counterparty on the other hand, in respect of either the provision of goods or services that the Business provided to the Counterparty on the one hand, and the provision of goods or services that the Counterparty provided to the Business on the other hand, under such Shared Contract and (ii) between a Seller or its relevant Affiliate on the one hand, and the Counterparty on the other hand, in respect of the provision of the goods or services that the Seller Group provided to the Counterparty in respect of the Retained Business under such Shared Contract on the one hand or the provision of the goods or services that the Counterparty provided to the Seller Group in respect of the Retained Business under such Shared Contract on the other hand, in each case, on terms substantially similar to those in existence on the date hereof in respect of those respective goods or services (such act, the “Shared Contract Separation”); provided, however, that, except as required by Section 11.6 (Expenses), none of the Sellers, Purchaser or their respective Affiliates shall be required to take any Extraordinary Actions in connection with the foregoing. Purchaser and the Sellers shall coordinate communications and outreach activities with respect to the Counterparties to effect the Shared Contract Separation.

(b) To the extent the Shared Contract Separation has not been completed in respect of any Shared Contract on or prior to the Closing or, in the case of contract that is a Deferred Build Engine Asset, on or prior to the date that such Contract is to be conveyed, transferred, assigned, assumed and delivered to Purchaser pursuant to Section 5.14(c) (such Shared Contract, a “Stranded Shared Contract”), then, from the Closing until the earliest of (x) completion of the Shared Contract Separation, (y) the expiration or termination of the Stranded Shared Contract in accordance with its terms (without any extensions or renewals thereof unless automatic or pre-determined extension or renewal is provided for therein in accordance with the terms thereof) and (z) the date that is the second (2nd) anniversary of the Closing Date, each of Purchaser and its Affiliates, on the one hand, and the Sellers and their Affiliates, on the other hand, shall (i) provide or cause to be provided to the other Parties all commercially reasonable assistance as is reasonably requested in connection with completing the Shared Contract Separation (provided that, except as required by Section 11.6 (Expenses), none of the Sellers, Purchaser or their respective Affiliates shall be required to take any Extraordinary Actions in connection therewith) and (ii) solely to the extent permitted by the terms of the applicable Stranded Shared Contract and applicable Law, use commercially reasonable efforts to cooperate in a reasonable Back-to-Back Arrangement; provided that, to the extent that any Transaction Agreement contemplates the terms of any Back-to-Back Arrangement with respect to any Stranded Shared Contract, the terms set forth in the Transaction Agreement shall govern with respect to any such Back-to-Back Arrangement. With respect to rights and Liabilities under or resulting from a given Stranded Shared Contract, such rights and Liabilities shall, unless otherwise allocated pursuant to this Agreement or a written agreement between the Parties and the Counterparty to such Stranded Shared Contract, be allocated following the Closing from time to time between the Sellers and their Affiliates, on the one hand, and Purchaser and the Companies, on the other hand, as the case may be, based on the relative proportions of total benefits received or to be received after the Closing by the Sellers and their Affiliates, on the one hand, or Purchaser and the Companies, on the other hand, under such Stranded Shared Contract. Notwithstanding the foregoing, following Closing each Party shall be solely responsible for any and all Liabilities to the extent arising out of or relating to such Party’s (or its Affiliates’) breach of such Stranded Shared Contract.

(c) Purchaser further agrees that subject to the Sellers’ compliance with the terms of this Agreement, the failure to obtain any Consent from a Counterparty to a Stranded Shared Contract, complete the Shared Contract Separation or to enter into a Back-to-Back Arrangement shall not be a condition to the Closing, it being acknowledged, for the avoidance of doubt, that this sentence shall not limit the express conditions set forth in Article 8 (Conditions to Obligations to Close).

Section 5.18 Public Announcements. No Party to this Agreement nor any Affiliate or Representative of such Party shall issue or cause the publication of any press release or public announcement in respect of this Agreement or the transactions contemplated by this Agreement without the prior written consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed), except as may be required by applicable Law or any listing agreement with or rules of any stock exchange, in which case the Party required to publish such press release or public announcement shall use commercially reasonable efforts to provide the other Party a reasonable opportunity to comment on such press release or public announcement in advance of such publication and shall consider such comments in good faith. Notwithstanding the foregoing, (a) this Section 5.18 shall not apply to any press release or other public announcement made by any of the Parties which (i) is consistent with any previous press release or other public announcement made with respect to this Agreement or the transactions contemplated hereby and consistent with this Section 5.18 and (ii) does not contain any information relating to the Sellers, Purchaser, the Companies or the Business that has not been previously made public in accordance with the terms of this Agreement and (b) each of the Sellers, Purchaser and their respective Affiliates may make internal announcements to their respective employees or union representatives that are consistent with the Parties’ prior public disclosures regarding the transactions contemplated hereby made in compliance with this Section 5.18. Notwithstanding the foregoing, this Section 5.18 shall not apply to or in any way restrict public communications to the extent they do not address this Agreement or the transactions contemplated hereby.

Section 5.19 TM Forum API. The Parties acknowledge that, during the period from the date hereof until the Closing Date, Purchaser intends to develop the information technology interfaces as described on Schedule TMF (the “TM Forum APIs”). From the date of this Agreement until the Closing, the Sellers hereby agree to reasonably cooperate with Purchaser’s efforts and provide assistance as reasonably requested by Purchaser to develop the TM Forum APIs, including incorporating logic to recognize and enable the TM Forum APIs in the Quantum Fiber OSS Stack and Quantum Fiber BSS Stack, as applicable.

Section 5.20 R&W Policy. Purchaser acknowledges and agrees that the R&W Policy shall at all times provide that the insurer shall have no, and shall waive and not pursue any and all, subrogation rights against any of the Sellers, any of their Affiliates and their respective directors, officers, shareholders, partners, members, attorneys, accountants, agents and other Representatives, and their heirs, successors and permitted assigns, each in their capacity as such

(collectively, the “Seller Parties”) (except in the case of Fraud), and the Seller Parties shall be third-party beneficiaries of such waiver. Any costs and expenses related to the R&W Policy, including the total premium, underwriting costs, brokerage commission for Purchaser’s broker, Taxes related to such policy and other fees and expenses of such policy shall be borne by Purchaser, and Purchaser shall pay all such amounts as and when due. Neither Purchaser nor any of its Affiliates will take any action (or omit to take any action) to cause the R&W Policy or the rights of any party thereunder to be terminated, cancelled, amended, or waived in a manner that would have an adverse impact on or allow the insurer(s) issuing the R&W Policy or any other Person to subrogate or otherwise make or bring any claim or Proceeding against the Seller Parties without the prior written consent of the Sellers. The Sellers shall reasonably cooperate with Purchaser’s efforts and provide assistance as reasonably requested by Purchaser to obtain and bind the R&W Policy.

Section 5.21 Sellers Non-Competition Covenant.

(a) Except as set forth in Section 5.21(b), for a period of five (5) years following the Closing Date, Lumen and the Sellers shall not, and shall cause the members of the Seller Group not to, directly or indirectly, engage in, own, manage, finance, operate acquire or control the business of developing, building or selling fiber networks or communications network services through fiber networks to residential customers located within the Territory, in each case, other than to or for Purchaser; provided, that nothing herein shall restrict or limit the Seller Group from owning, managing, financing, operating, acquiring or controlling any Person engaged in the Retained Business within or outside the Territory.

(b) Section 5.21(a) shall not prohibit or restrict the Seller Group from:

(i) acquiring or holding Equity Interests in any Person that engages in the Business, where such shares or interests represent no more than five percent (5%) of the outstanding Equity Interests in such Person; provided, however, that in any such case, such Equity Interests are purchased and/or held solely for passive investment purposes and the Seller Group is not in control of such Person;

(ii) acquiring (whether by merger, consolidation, stock or asset purchase or other similar transaction) all or substantially all of a business that derives consolidated annual revenue of ten percent (10%) or less for the trailing twelve (12) months immediately preceding the signing date of such acquisition (the “Revenue Threshold”) from activities that are in competition with the Business within the Territory; provided, however, that, if such acquired business derives consolidated annual revenue of more than the Revenue Threshold from activities that are in competition with the Business within the Territory, then within eighteen (18) months of the consummation of such acquisition, the Seller Group shall sell the competitive activities of such business such that, following such sale, the acquired business does not derive any material revenue from competitive activities; and

(iii) activities pursuant to, necessary to comply with, or in accordance with, any Transaction Agreement.

(c) Nothing in this Section 5.21 shall (i) restrict the operations or activities of any third Person or its Affiliates that acquires any Equity Interests or assets of the Seller Group (other than with respect to such Equity Interests or assets) or (ii) otherwise prevent or restrict any such Person or its Affiliates from acquiring an interest in all or any portion of the Equity Interests or assets of the Seller Group.

Section 5.22 Non-Solicitation of Employees.

(a) For a period of two (2) years following the Closing Date, without the written consent of Purchaser, Lumen and the Sellers shall not, and shall cause the members of the Seller Group not to, directly or indirectly, solicit or hire any Closing Date Business Employee or, upon termination of employment by the Sellers, any Fiber Build Business Employee.

(b) For a period of two (2) years following the Closing Date, without the written consent of the Sellers, Purchaser shall not, and shall cause its Affiliates not to, directly or indirectly, in each case, on its own behalf or on behalf of any other Person, solicit or hire the employment of any executive or employee of the Seller Group who is set forth on Schedule NS hereto.

(c) Notwithstanding anything to the contrary in the foregoing, nothing contained in this Section 5.22 shall apply to the solicitation or hiring of any person (i) through general solicitations addressed to the public through media advertisements, internet job postings, employment search firms or similar methods of solicitation, provided that such activities are not specifically targeted at the employees referred to in Section 5.22(a) or Section 5.22(b) (as applicable); or (ii) who has not been employed by the non-soliciting or non-hiring party or any of its Affiliates at least six (6) months prior to commencement of any solicitation or the hiring of such person.

(d) Each Party acknowledges and agrees that the restraints imposed by Section 5.21 and this Section 5.22 are fair and reasonably required for the protection of the legitimate interests of the other Parties and constitute a material inducement for the Parties to enter into this Agreement and consummate the transactions contemplated hereby. If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 5.22 is invalid or unenforceable, the Parties hereto agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration or area of the term or provision, to delete specific words or phrases or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified.

Section 5.23 Wrong Pockets.

(a) If at any time during the five (5)-year period after the Closing, any member of the Seller Group receives (i) any refund or other amount which is a Transferred Asset or is otherwise properly due and owing to Purchaser in accordance with the terms of this Agreement, or (ii) any refund or other amount which is related to claims or other matters for which Purchaser is responsible hereunder, and which amount is not an Excluded Asset, or is otherwise properly due and owing to Purchaser in accordance with the terms of this Agreement, the Sellers promptly shall remit, or shall cause to be remitted, such amount to Purchaser, net of any reasonable out-of-pocket expenses and costs (including Taxes) incurred in connection with determining, collecting or obtaining such refund or other amount.

(b) If at any time during the five (5)-year period after the Closing, Purchaser or any of its Affiliates receives (i) any refund or other amount which is an Excluded Asset or is otherwise properly due and owing to any member of the Seller Group in accordance with the terms of this Agreement, or (ii) any refund or other amount which is related to claims or other matters for which a member of the Seller Group is responsible hereunder, and which amount is not a Transferred Asset, or is otherwise properly due and owing to any member of the Seller Group in accordance with the terms of this Agreement, Purchaser promptly shall remit, or shall cause to be remitted, such amount to the Sellers, net of any reasonable out-of-pocket expenses and costs (including Taxes) incurred in connection with determining, collecting or obtaining such refund or other amount.

(c) If at any time after the Closing, Purchaser or any of its Affiliates shall receive, be responsible for or otherwise possess legal title to or beneficial or other interest in all or part of any asset or Liability that should belong to any member of the Seller Group pursuant to this Agreement, Purchaser shall promptly notify and transfer, or cause to be transferred, such asset or Liability to the Sellers or any member of the Seller Group, unless the transfer of any such asset or Liability is prohibited by applicable Law or would result in a violation or breach of any applicable Contract, in which case the Parties shall use the efforts required by Section 5.8 (Unassigned Assets) as if such asset or Liability were an Unassigned Asset to be transferred after the Closing. If at any time after the Closing, any member of the Seller Group shall receive, be responsible for or otherwise possess legal title to or beneficial or other interest in all or part of any asset or Liability that should belong to Purchaser or any of its Affiliates pursuant to this Agreement, the Sellers shall promptly notify and transfer, or cause to be transferred, such asset or Liability to Purchaser or any of its Affiliates, unless the transfer of any such asset or Liability is prohibited by applicable Law or would result in a violation or breach of any applicable Contract, in which case the Parties shall use the efforts required by Section 5.8 (Unassigned Assets) as if such asset or Liability were an Unassigned Asset to be transferred after the Closing. Prior to any such transfer of assets pursuant to this Section 5.23(c), the Sellers and Purchaser agree that the Person receiving or possessing such asset shall treat such asset as an Unassigned Asset in accordance with Section 5.8 (Unassigned Assets) to be transferred after the Closing.

(d) If at any time, there exist (i) assets that any Party discovers were, contrary to the agreements among the Parties, by mistake, other omission or unintentionally, transferred to Purchaser or retained by the Sellers or any of their Affiliates or (ii) Liabilities that any Party discovers were, contrary to the agreements among the Parties, by mistake, other omission or unintentionally, assumed by Purchaser or retained by the Sellers or any of their Affiliates, then the Parties shall, in each case for no additional consideration, cooperate in good faith to effect, as applicable, the transfer or retransfer of such misallocated assets, and the assumption or reassumption of misallocated Liabilities, to or by the appropriate Person as promptly as practicable and shall not use the determination that remedial actions need to be taken to alter the original intent of the Parties with respect to the assets to be transferred to or Liabilities to be assumed by Purchaser or retained by the Sellers or any of their Affiliates; provided, that if the transfer or retransfer of any such assets or Liabilities is prohibited by applicable Law or would result in a violation or breach of any applicable Contract, the Parties shall use the efforts required by Section 5.8 (Unassigned Assets) as if such asset or Liability were an Unassigned Asset.

(e) The Sellers and Purchaser agree that at all times from and after the Closing, if any Proceeding is commenced by a third party naming both Parties (or any Affiliate of such Party) as defendants and with respect to which a named Party (or any Affiliate of such Party) is a nominal defendant or such Proceeding is otherwise not a Liability allocated to such named party under this Agreement, then the other Party shall reasonably cooperate with such nominal defendant in such nominal defendant’s efforts to be removed from such Proceeding.

(f) Each Party shall cooperate with each other Party and shall set up procedures and notifications as are reasonably necessary or advisable to effectuate the transfers contemplated by this Section 5.23.

(g) For the avoidance of doubt, the transfer or assumption of any assets or Liabilities under this Section 5.23 shall be effected without any additional consideration payable by any Party.

Section 5.24 Data Room Copy. Within five (5) Business Days after the Closing, the Sellers shall deliver or cause to be delivered to Purchaser a correct and complete copy of the contents of the electronic data room maintained by the Sellers in connection with the transactions contemplated by this Agreement, which shall be delivered to Purchaser on a USB drive or by other means reasonably acceptable to Purchaser.

Section 5.25 Commercial Agreement Term Sheets. As promptly as practicable after the date of this Agreement, and in any event within one hundred twenty (120) days after the date of this Agreement, the Parties shall use their respective commercially reasonable efforts to negotiate in good faith and finalize the Ancillary Agreements on terms and conditions substantially consistent with the Commercial Agreement Term Sheets and Commercial Agreement Forms, as applicable, including the schedules, annexes and exhibits thereto (the “Long Form Agreements”). The Parties acknowledge and agree that the Ancillary Agreements form an integral part of this Agreement and the transactions contemplated hereby, and each Party will commit the requisite time and resources as necessary or advisable to enter into the Long-Form Agreements at the Closing. Notwithstanding the foregoing or anything to the contrary set forth herein, the commercially reasonable efforts standard set forth in this Section 5.25 shall not be deemed to require any Party or its Affiliates to accept any economic or other terms or conditions that are adverse to such Party or its Affiliates, other than (i) such terms and conditions that are adverse in any de minimis respect (as measured with respect to and in the context of the applicable Ancillary Agreement) and (ii) such terms and conditions substantially consistent with the Commercial Agreement Term Sheets and the Commercial Agreement Forms, as applicable. At the Closing, the Parties shall, or shall cause their applicable Affiliates to, execute and deliver each Long Form Agreement to which it is a party (in each case, to the extent a Long Form Agreement has been agreed); provided that, if any Long Form Agreement is not finalized by Closing, the applicable Commercial Agreement Term Sheet or Commercial Agreement Form attached to this Agreement shall be the binding operative Contract with respect to such matters covered therein and shall be in full force and effect from and after the Closing in accordance with its terms (any such agreement for which a Long-Form Agreement is not finalized, a “Non-Finalized Agreement”) until the Parties finalize and enter into a Long-Form Agreement. The Parties shall, and shall cause their respective Affiliates to, use their commercially reasonable efforts, from and after the Closing, to take all steps necessary or advisable, and proceed diligently and in good faith, to finalize the Long-Form Agreement as soon as practicable after the Closing.

Section 5.26 Separation of Assets; Additional Information. The Sellers shall use commercially reasonable efforts to:

(a) reasonably in advance of the Closing Date, physically separate machinery, equipment, tools, vehicles, office or field equipment (including laptops, phones, devices and printers), spare parts, customer premises equipment, supplies, materials, parts and other tangible personal property, including water removal pumps, air ventilation equipment, air quality testing equipment, power generators, cable rodders, splicing and physical layer test equipment, cable and handhole locators, personal protection equipment, visual fault locators, hole saws, glow rods, sheath knives, snips, fiber strippers and any other tangible property that if installed would be a Fiber Asset, in each case, that constitute Transferred Personal Property or Transferred Inventory from such assets that do not constitute Transferred Personal Property or Transferred Inventory, such that, immediately following the Closing, such assets that constitute Transferred Personal Property or Transferred Inventory will be readily distinguishable, locatable and accessible by Purchaser and its Representatives.

(b) as promptly as reasonably practicable after the date of this Agreement, provide to Purchaser the information reasonably necessary to finalize the Long Form Agreements on arms’ length terms consistent with standard industry practices;

(c) no later than one hundred and eighty (180) days after the date of this Agreement, provide to Purchaser the following information:

(i) a list identifying, with respect to the utility poles or other poles to which the Transferred Fiber Assets or Shared Fiber Assets are physically tied, (x) which such poles are owned by the Seller Group and which such poles are owned by a third party and (y) the type, size and location of attachments and overlashing;

(ii) a list or similar mapping information reasonably sufficient to identify, as of the date of delivery of such information, the customers of the Seller Group that are Mass Markets Fiber Customers of the Seller Group in the Territory;

(iii) the quantity, power consumption and configuration of the optical line terminals included in the Transferred Assets, including the percentage of the racks utilized by such optical line terminals;

(iv) a list of the ethernet circuits used by the Business; and

(v) A-to-Z points for all strands included in the F1 feeder fiber used in the Business;

provided, however, that, in each case of clauses (a) through (c) of this Section 5.26, in the event that such information would require the Seller Group to complete a physical inventory count or similar survey, the Seller Group shall not be required to provide such information more than once prior to the Closing Date. Prior to the completion of the actions described in clause (a) and the delivery of the information described in clauses (b) and (c) of this Section 5.26, the Seller Group shall keep Purchaser reasonably informed, on a periodic basis and upon Purchaser’s reasonable request, as to the status of such actions and delivery of such information, and respond in a reasonably prompt manner to any reasonable inquiries or requests regarding such actions or information.

Section 5.27 BSS and OSS.

(a) Prior to the Closing, the Sellers shall, and shall cause their respective Subsidiaries to, use commercially reasonable efforts to duplicate, copy, replicate and reproduce (or assign and convey to the Companies to the extent applicable) the Quantum Fiber BSS Stack (the “Cloned BSS Stack”) in accordance with the treatment set forth in Schedule BSS and effect all such agreements, assignments, consents and other transactions or actions necessary or appropriate for the Companies, immediately after the Closing, to operate the Cloned BSS Stack on a standalone basis, in substantially the same manner in which the Sellers operated the Quantum Fiber BSS Stack during the Reference Period and without the support of the Sellers’ systems, network, software or physical architecture (assuming that Purchaser and its Affiliates procure, source and/or develop all systems, software, hardware, platforms, interfaces, information technology networks and related infrastructure necessary or appropriate for Purchaser and its Affiliates to receive and operate the Cloned BSS Stack on a standalone basis, including securing necessary software licenses (the “Purchaser IT Interfaces”)), and to own the Cloned BSS Stack as a Transferred Asset (collectively, the “BSS Cloning Project”). Notwithstanding anything to the contrary herein, all costs and expenses relating to or arising from the BSS Cloning Project shall be paid by the Sellers. To the extent the BSS Cloning Project is not complete prior to the Closing, the Sellers shall use commercially reasonable efforts to (a) complete the BSS Cloning Project as promptly as practicable after the Closing and (b) until such completion, provide the uncompleted portion as a service to Purchaser pursuant to the Transition Services Agreement, at no cost to Purchaser. Purchaser and its Affiliates shall (i) cooperate with the Seller Group in respect of the BSS Cloning Project and provide access to or disclose information necessary or appropriate for the Sellers to duplicate, copy, replicate and reproduce (or assign and convey to the Companies to the extent applicable) the Cloned BSS Stack and (ii) prior to the completion of the BSS Cloning Project, develop the Purchaser IT Interfaces, it being understood that Purchaser shall bear all costs, fees and expenses associated with the development of the Purchaser IT Interfaces; provided that, if the Purchaser IT Interfaces are not completed prior to the Closing, the Sellers shall, at Purchaser’s option, use commercial reasonable efforts to, until such completion, provide the Cloned BSS Stack functionality for the uncompleted Purchaser IT Interface portion as a service to Purchaser pursuant to the Transition Services Agreement, at Purchaser’s expense, which shall be no more than Sellers’ costs to provide such functionality.

(b) Prior to the Closing, the Sellers shall, and shall cause their respective Subsidiaries to, use commercially reasonable efforts to duplicate, copy, replicate and reproduce (or assign and convey to the Companies to the extent applicable) the Quantum Fiber OSS Stack (the “Cloned OSS Stack”) in accordance with the treatment set forth in Schedule OSS and effect all such agreements, assignments, consents and other transactions or actions necessary or appropriate for the Companies, immediately after the Closing, to operate the Cloned OSS Stack on a standalone basis, in substantially the same manner in which the Sellers operated the Quantum Fiber OSS Stack during the Reference Period and without the support of the Sellers’ operational support systems, network, software or physical architecture (including providing the ability for the Cloned OSS Stack to support the TMF API functionality) (assuming that Purchaser and its Affiliates procure, source and/or develop all Purchaser IT Interfaces), and to own the Cloned OSS Stack as a Transferred Asset (collectively, the “OSS Cloning Project”). Notwithstanding anything to the contrary herein, all costs and expenses relating to or arising from the OSS Cloning Project shall be paid by the Sellers. To the extent the OSS Cloning Project is not complete prior to the Closing, the Sellers shall use commercially reasonable efforts to (a) complete the OSS Cloning Project as promptly as practicable after the Closing and (b) until such completion, provide the uncompleted portion as a service to Purchaser pursuant to the Transition Services Agreement, at no cost to Purchaser. Purchaser and its Affiliates shall (i) cooperate with the Seller Group in respect of the OSS Cloning Project and provide access to or disclose information necessary or appropriate for the Sellers to duplicate, copy, replicate and reproduce (or assign and convey to the Companies to the extent applicable) the Cloned OSS Stack and (ii) prior to the completion of the OSS Cloning Project, develop the Purchaser IT Interfaces, it being understood that Purchaser shall bear all costs, fees and expenses associated with the development of the Purchaser IT Interfaces; provided that, if the Purchaser IT Interfaces are not completed prior to the Closing, the Sellers shall, at Purchaser’s option, use commercial reasonable efforts to, until such completion, provide the Cloned OSS Stack functionality for the uncompleted Purchaser IT Interface portion as a service to Purchaser pursuant to the Transition Services Agreement, at Purchaser’s expense, which shall be no more than Sellers’ costs to provide such functionality.

Section 5.28 Interim Sellers Officer’s Certificates. If the Closing shall not have occurred on or before the date that is three hundred sixty-five (365) days after the date of this Agreement, then on such date each Seller shall deliver to Purchaser a certificate, dated as of such date, and signed on behalf of such Seller by an executive officer of such Seller (solely in such executive officer’s capacity as such), to the effect of Section 8.2(a) (in respect of the representations and warranties of such Seller and replacing, in each instance, the references to the Closing Date in Section 8.2(a) with a reference to the date that is three hundred sixty-five (365) days after the date of this Agreement).

ARTICLE 6

TAX MATTERS

Section 6.1 Cooperation and Exchange of Information. Purchaser and its Subsidiaries (including, after the Closing, the Companies) and the Sellers shall cooperate, as and to the extent reasonably requested, in connection with the preparation and filing of any Tax Return or the conduct of any Tax Proceeding related to the Transferred Assets or the Business. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such Tax Return or Tax Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any materials provided hereunder. Notwithstanding anything in this Agreement to the contrary, the Seller Group shall not be required to provide any income Tax Returns to Purchaser or its Subsidiaries (including, after the Closing, the Companies).

Section 6.2 Transfer Taxes. Purchaser and the Sellers shall each bear fifty percent (50%) of any sales, use, transfer, real property transfer, registration, documentary, stamp, value added or similar Taxes and related fees and costs imposed on or payable in connection with the transactions contemplated by this Agreement (“Transfer Taxes”).` The Party responsible under applicable law for the preparation of each applicable Tax Return for Transfer Taxes shall prepare and timely file all necessary documents (including, but not limited to, all Tax Returns) with respect to all such amounts. Purchaser or the Seller Group, as applicable, shall provide the Seller Group or Purchaser, as applicable, with evidence satisfactory to the other party that all such Transfer Taxes have been paid, and the Seller Group or Purchaser, as applicable, will reimburse the other party for its share of any Transfer Taxes. Transfer Taxes shall not include any Taxes arising out of or in connection with the Restructuring Transactions (which shall be borne by the Seller Group).

Section 6.3 Tax Proceedings. After the Closing, Purchaser shall promptly notify the Sellers in writing of the proposed assessment or the commencement of any Tax Proceeding with respect to the Companies or the Business of which Purchaser or its Affiliates have been informed in writing by any Taxing Authority (including any documents received from any Taxing Authority) which could be grounds for indemnification under this Agreement; provided, that failure to so notify the Sellers shall not relieve the Sellers of their obligations hereunder unless and to the extent the Sellers actually and materially are prejudiced thereby. In the case of a Tax Proceeding of the Companies the sole issue of which constitutes an Excluded Tax (a “Seller Contest”), the Sellers shall have the right, at their expense, to control the conduct of such Seller Contest; provided, that (a) the Sellers shall keep Purchaser reasonably informed of the status of developments with respect to such Seller Contest, (b) Purchaser shall have the right to fully participate in any such Seller Contest, and (c) the Sellers shall not settle, discharge, or otherwise dispose of any such Seller Contest without the prior written consent of Purchaser, which shall not be unreasonably withheld, conditioned, or delayed. Purchaser shall control and shall have the right to discharge, settle, or otherwise dispose of, at its own expense, all other Tax Proceedings with respect to the Companies or the Business. Notwithstanding the foregoing, Sellers and their Affiliates shall control and shall have the right to discharge, settle, or otherwise dispose of, at their own expense, with no involvement of Purchaser or its Affiliates, all Tax Proceedings exclusively related to Combined Tax Returns or income Taxes of the Seller Group. To the extent of any inconsistency between this Section 6.3 and Section 10.4 (Procedures), this Section 6.3 shall control.

Section 6.4 Tax Treatment of Deferred Transfers. The Parties agree that, for U.S. federal income tax purposes, all the benefits and burdens of ownership of the Deferred Fiber Assets and Post-Closing Fiber Builds will be transferred to Purchaser at the Closing such that Purchaser will be the owner of the Deferred Fiber Assets and New Fiber Builds for U.S. federal income tax purposes from and after the Closing. The Parties agree to file any Tax Returns, information statements, or other tax filings consistently with this Section 6.4 unless otherwise required by a “determination” as defined in Section 1313(a) of the Code.

Section 6.5 Tax Treatment of Certain Assumed Liabilities. The Parties agree that the Sellers shall not be treated as having made any payment to Purchaser in exchange for Purchaser’s assumption of any liabilities under this Agreement or in respect of prepaid amounts or deferred revenue of the Seller Group under the principles of James M. Pierce Corp. v. Commissioner, 326 F.2d 67 (8th Cir. 1964).

ARTICLE 7

EMPLOYEE MATTERS

Section 7.1 Schedule II; Transferred Business Employees. Within sixty (60) days following the date of this Agreement, the Seller Group shall provide Purchaser with an updated Schedule II, which shall identify each Business Employee necessary for the operation of the Business (as operated in all material respects as it is conducted on the date of this Agreement), excluding any Business Employee that the Seller Group reasonably determines is necessary to operate the Retained Business, and for each such identified Business Employee shall include such employee’s name, job title or position, current base salary or hourly base wage rate, target annual cash incentive opportunity, target sales incentive opportunity, date of hire, location, whether such Business Employee is represented by a Union and whether such Business Employee is a Closing Date Business Employee, a Fiber Build Business Employee or providing services with respect to the BSS Cloning Project or the OSS Cloning Project. Within thirty (30) days following delivery of such updated Schedule II, Purchaser shall provide the Sellers with a further revised Schedule II that reflects those Business Employees whom Purchaser agrees shall be subject to the remainder of this Section 7.1. Schedule II shall further be updated by the Seller Group upon the reasonable request of Purchaser (no more frequently than monthly) as necessary to reflect any separations of Business Employees or new hires to replace any separated Business Employees and other compensation changes in accordance with Section 5.6(a)(viii) of this Agreement, and by the Seller Group to identify any TSA Business Employees, with the final version thereof, as mutually agreed between the Parties, to be provided to Purchaser no fewer than sixty (60) days prior to the reasonably anticipated Closing Date (the “Final Schedule II”).

(a) Closing Date Business Employees. At least forty-five (45) days prior to the reasonably anticipated Closing Date, Purchaser shall, or shall cause one of its Affiliates to, make a Qualifying Offer, effective as of Closing, to each Closing Date Business Employee who is not represented by a Collective Bargaining Agreement and may, or may cause one of its Affiliates to, as determined in its sole and absolute discretion, make a Qualifying Offer, effective as of Closing, to each Closing Date Business Employee who is represented by a Collective Bargaining Agreement, and Purchaser or such Affiliate shall commence employment of such employee as so offered. “Qualifying Offer” means a written employment offer that is subject to customary pre-employment screening and background check procedures, including verification of employment eligibility in accordance with applicable immigration Law, which offer shall:

(i) with respect to each Business Employee then represented by a Collective Bargaining Agreement (each, a “Represented Business Employee”) (A) provide for an annual base salary or hourly wage rate, as applicable, and target annual cash incentive opportunity that are substantially comparable in the aggregate to the annual base salary or hourly wage rate, as applicable, that Purchaser and its Affiliates offer to similarly situated employees, (B) provide other employee benefits (excluding defined benefit pension benefits, retiree welfare benefits, equity-based or other long-term compensation opportunities or incentives) that are substantially comparable in the aggregate to those benefits (excluding defined benefit pension benefits, retiree welfare benefits and equity-based compensation opportunities or incentives) offered by Purchaser and its Affiliates to similarly situated employees, (C) recognize the length of each Business Employee’s service for the Seller Group with respect to eligibility for any benefits or compensation (but not benefit accrual), and (D) otherwise comply in all respects with applicable Law (including with respect to compensation and benefits), to commence immediately upon the Closing Date or other Applicable Transfer Date; and

(ii) with respect to each other Business Employee (A) provide for a position similar to such Business Employee’s position with the Seller Group immediately prior to the Closing Date or other Applicable Transfer Date in the same or similar work location (but in any case within 25 miles of such Business Employee’s current work location), (B) provide for an annual base salary or hourly wage rate, as applicable, and target annual cash incentive opportunity (or target sales incentive opportunity, as applicable) that are no less favorable in the aggregate to than the annual base salary or hourly wage rate, as applicable, and target annual cash incentive opportunity (or target sales incentive opportunity, as applicable) applicable to such Business Employee as of immediately prior to the Closing Date or other Applicable Transfer Date, (C) provide other employee benefits (excluding defined benefit pension benefits, retiree welfare benefits, equity-based or other long-term compensation opportunities or incentives), that are substantially comparable in the aggregate to those benefits (excluding defined benefit pension benefits, retiree welfare benefits and equity-based compensation opportunities or incentives), offered by the Seller Group as of immediately prior to the Closing Date or other Applicable Transfer Date, (D) recognize the length of each Business Employee’s service for the Seller Group with respect to eligibility for any benefits or compensation (but not benefit accrual) and (E) otherwise comply in all respects with applicable Law (including with respect to compensation and benefits), to commence immediately upon the Closing Date or other Applicable Transfer Date.

(iii) With respect to any Business Employee whose primary place of employment is located outside the United States, the Parties agree to discuss in good faith the terms of any Qualifying Offers, which may vary from the terms set forth in Section 7.1(a)(i) or (ii), or alternative means to secure the services of such individuals.

(b) Fiber Build Business Employees. Purchaser shall, or shall cause one of its Affiliates to, make a Qualifying Offer to each Fiber Build Business Employee who provides services following the Closing Date under the terms of the Master Service Agreement, no less than thirty (30) days prior to the date that Purchaser determines such Fiber Build Business Employee’s employment may transfer to Purchaser or an Affiliate of Purchaser, and upon acceptance thereof, commence employment of such employee as so offered.

(c) TSA Business Employees. Within ten (10) Business Days of receiving notice from the Seller Group that the services of any TSA Business Employee are no longer needed pursuant to the Transition Services Agreement, Purchaser shall, or shall cause one of its Affiliates to, make a Qualifying Offer to such TSA Business Employee, effective within ten (10) Business Days of the date of such Qualifying Offer, and upon acceptance thereof, commence employment of such employee as so offered.

(d) Inactive Business Employees. Notwithstanding anything to the contrary contained herein, with respect to any Business Employee listed on the Final Schedule II who, as of the date that their employment would otherwise be expected to transfer pursuant to this Section 7.1, is on approved leave of absence from work with Seller or its Affiliates (each, an “Inactive Employee”), Purchaser shall offer employment to such Inactive Employee on the earliest practicable date following the Inactive Employee’s presenting for duty provision of fitness for duty certification (if required) and otherwise on terms and conditions consistent with this Section 7.1; provided that, such employee presents for duty and fitness for duty certification (if required) (as applicable) within one-hundred eighty (180) days following the date that their employment would otherwise be expected to transfer pursuant to this Section 7.1. Sellers shall promptly notify Purchaser of the start and end of any such leave of absence. Purchaser shall have no Liability with respect to any Inactive Employee unless such Inactive Employee presents for duty and provides return to work (as applicable) on or within one-hundred eighty (180) days following the date that their employment would otherwise be expected to transfer pursuant to this Section 7.1 and accepts Purchaser’s offer of employment within such time.

(e) Purchaser shall be solely responsible for, and indemnify, defend and hold harmless the Sellers and any of their Affiliates for, any Liability resulting from Purchaser’s failure to make a Qualifying Offer, or commence employment as so offered, to any Business Employee listed on the Final Schedule II, including for the avoidance of doubt any severance that may be due to such Business Employee or other Liability relating to the termination of such Business Employee from the Seller Group.

(f) The Seller Group shall use commercially reasonable efforts to cooperate with Purchaser’s efforts to cause the Business Employees set forth on the Final Schedule II who are not represented by a Union to accept any Qualifying Offer and shall not offer alternative employment to any such individual.

Section 7.2 Non-Assumption of Collective Bargaining Agreements; Recognition of Union(s). Purchaser does not intend, and is not obligated, to assume or adopt any Collective Bargaining Agreement or any other Union agreement or understanding. To the extent that Purchaser is required to recognize the relevant Union(s) as the exclusive collective bargaining agent for the employees in such unit(s) consistent with applicable Law, Purchaser intends to negotiate a new contract(s) with such Union(s). In the event of union recognition and any union bargaining, the actual economic benefits and all other terms and conditions of employment for Union-represented employees will be determined by Purchaser in connection with or as a result of collective bargaining with such Union(s), which, when and if effective, shall govern the terms and conditions of the employment of Transferred Employees covered thereby and any provision of this Agreement inconsistent therewith or otherwise addressing subjects addressed therein shall be superseded thereby as to such Transferred Employees, consistent with applicable legal principles. At Purchaser’s request, it may meet and confer with any Union representatives of any of the Represented Business Employees earlier than seventy-five (75) days prior to the anticipated Closing Date, in its sole discretion. Purchaser shall have no Liability or obligation to indemnify the Seller Group related to any Collective Bargaining Agreement, other Union agreement or understanding, or employment agreement to which any member of the Seller Group is a party.

Section 7.3 Labor Consultations; Employee Communications.

(a) Following the date of this Agreement, the Sellers and Purchaser shall (or cause their respective applicable Affiliate to) use commercially reasonable efforts to cooperate and use good faith efforts in carrying out applicable notifications to, and consultations, discussions or negotiations with, applicable Unions in connection with the transactions contemplated by this Agreement.

(b) Except to the extent consistent with or included in communications agreed to between the Parties prior to the date hereof, the Sellers shall not make any general written communications to the Business Employees pertaining to the transactions contemplated by this Agreement without the prior written consent of Purchaser. Prior to making any employee communications requiring the prior written consent of Purchaser pursuant to this Section 7.3(b), the Sellers shall give Purchaser a reasonable opportunity to review and comment on the applicable communication, and the Seller Group shall give reasonable and good faith consideration to any comments made by Purchaser with respect thereto.

(c) Except as provided in Section 5.6(a)(ix), nothing in this Agreement shall be interpreted as interfering with or restricting the Seller Group in any way from fulfilling its obligations to bargain with the Unions.

Section 7.4 WARN Act. The Seller Group shall be solely responsible for, and indemnify, defend and hold harmless the Purchaser and any of their Affiliates for any Liability arising under the WARN Act resulting from the Seller Group’s failure to comply with the WARN Act with respect to any “mass layoffs” or “plant closings” (as such terms are defined by the WARN Act) carried out prior to the Closing Date. Purchaser shall be solely responsible for, and indemnify, defend and hold harmless the Sellers and any of their Affiliates for any Liability arising under the WARN Act resulting from Purchaser’s failure to make Qualifying Offers and commence the employment of any Business Employee as provided in Section 7.1.

Section 7.5 Compensation; Benefits. For a period of twelve (12) months following the Closing Date, Purchaser shall, or shall cause its Affiliates to, provide each Transferred Employee who continues employment with Purchaser or any of its Affiliates with the compensation and benefits set forth in the Qualifying Offer for such Transferred Employee.

Section 7.6 Purchaser Plans; Service Credit. From and after the Closing, Purchaser shall give or cause to be given to each Transferred Employee full credit for purposes of eligibility to participate or receive benefits, level of benefits under severance and paid time off programs, and vesting in benefits, under any employee benefit plans, programs and arrangements provided, sponsored, maintained or contributed to by Purchaser or any of its Affiliates in which such Transferred Employees are eligible to participate (“Purchaser Plans”) for such Transferred Employee’s service with the Sellers and their Affiliates, and with any predecessor employer(s), to the same extent recognized by the Sellers and their Affiliates, except to the extent such credit would result in the duplication of benefits for the same period of service. The Sellers or their applicable Affiliates shall remain liable for all eligible claims for benefits under all Benefit Plans that are incurred by a Transferred Employee (or eligible dependent) prior to their Applicable Transfer Date. For this purpose, a claim is deemed incurred (i) in the case of medical, prescription drug, dental or vision benefits, when the services or products that are the subject to the claim are performed or provided or when a Transferred Employee or dependent is first admitted to a hospital or care facility, (ii) in the case of life insurance, when the relevant death occurs, (iii) in the case of long-term disability benefits (including any related health benefits), when the relevant disability first occurs, and (iv) otherwise, at the time the Transferred Employee or covered dependent becomes entitled to payment of a benefit (assuming that all procedural requirements are satisfied and claims applications are properly and timely completed and submitted). The Sellers will be solely responsible for complying with the requirements of Part 6 of Subtitle B of Title I of ERISA and Section 4980B of the Code for any individual who is an “M&A qualified beneficiary” as defined in Treasury Regulations Section 54.4980B-9 in connection with the Transactions.

Section 7.7 Purchaser Plan; Waivers. With respect to each Purchaser Plan, Purchaser shall use commercially reasonable efforts to: (a) waive or cause to be waived for each Transferred Employee and each such Transferred Employee’s dependents, any waiting period provision, payment requirement to avoid a waiting period, pre-existing condition limitation, actively-at-work requirement and any other restriction that would prevent immediate or full participation under the welfare plans of Purchaser or any of its Affiliates applicable to such Transferred Employee to the extent such waiting period, pre-existing condition limitation, actively-at-work requirement or other restriction would not have been applicable to (or was previously satisfied by) such Transferred Employee under the terms of the comparable Benefit Plan, and (b) give or cause to be given full credit under the Purchaser Plans applicable to each Transferred Employee and each Transferred Employee’s dependents for all co-payments, deductibles, and out-of-pocket expenses under any Benefit Plan paid prior to the Closing in the same plan year as the Closing for purposes of any annual and lifetime maximums, as if there had been a single continuous employer.

Section 7.8 401(k) Plan. Effective no later than such Transferred Employee’s Applicable Transfer Date, the Sellers shall, or shall cause their applicable Affiliate to, fully vest all accounts, including all employer contribution accounts, of such Transferred Employee under each Benefit Plan that is intended to qualify under Code Section 401(a) with a cash or deferred arrangement described in Code Section 401(k).

Section 7.9 Vacation/Paid Time Off. Effective no later than such Transferred Employee’s Applicable Transfer Date, the Sellers shall, or shall cause their applicable Affiliate to, pay each Transferred Employee for all unused vacation or other paid time off days of such Transferred Employee that accrued on or prior to their Applicable Transfer Date to the extent required by Seller’s applicable policies, any Benefit Plan or Applicable Law.

Section 7.10 Seller Incentive Compensation. Effective no later than such Transferred Employee’s Applicable Transfer Date, the Sellers shall, or shall cause their applicable Affiliate to, pay each Transferred Employee a pro-rata portion of any annual bonus for the period prior to such Applicable Transfer Date based on actual performance through the Applicable Transfer Date, as well as all accrued but unpaid commissions or other incentive compensation accrued prior to the Applicable Transfer Date.).

Section 7.11 Replacement Awards. To the extent that any Lumen Long Term Incentive (“LTI”) awards (cash and/or equity) granted to a Transferred Employee during the 12 months prior to the Applicable Transfer Date for the Transferred Employee (a “Forfeited LTI Awards”) is forfeited on the Applicable Transfer Date for such Transferred Employee in accordance with its terms, Purchaser will either, in its discretion, grant a replacement equity-based award or the right to receive an amount in cash, without interest thereon and subject to applicable withholding Taxes (the “Replacement Award”). The Replacement Award will have a grant date fair value or cash value equal to the sum of (i) the forfeited number of shares multiplied by the closing trading price of a share of Lumen common stock on the New York Stock Exchange on the date of grant of the Forfeited LTI Award (or the immediately preceding trading day if the date of grant was not a trading day), as reported by Bloomberg, L.P., and (ii) the forfeited LTI cash amount, and substantially similar terms and conditions as the related Forfeited LTI Award, including, without limitation, the vesting schedule thereof. Notwithstanding the foregoing, the sum of the grant date fair value and cash value of the Replacement Awards will not exceed $5 million in the aggregate (the “LTI Cap”) (it being understood that in the event the sum of the grant date fair value and cash value of the Replacement Awards exceeds the LTI Cap, the Seller Group shall pay to Purchaser an amount equal to such excess within 30 days of its receipt of reasonable evidence of the grant of such excess Replacement Awards).

Section 7.12 Restrictive Covenant Releases. The Sellers or their applicable Affiliates shall, prior to and effective as of the Closing or any Applicable Transfer Date, release any Transferred Employee of any non-competition, customer and vendor non-solicitation and employee non-solicitation and non-hire covenants in favor of the Seller Group (other than the Companies) relating to the Business. For the avoidance of doubt, nothing herein shall be deemed a waiver of any member of the Seller Group’s rights under such covenants relating to the Retained Business or any other matter other than the Business.

Section 7.13 Beneficiaries. The Parties acknowledge and agree that all provisions contained in this Article 7 are included for the sole benefit of the Parties. This Agreement is not intended by the Parties to, and nothing in this Article 7 or otherwise in this Agreement, whether express or implied, shall (a) constitute an amendment to any Benefit Plan or any Purchaser Plan or (b) confer on any Transferred Employee or any other Person (other than the Parties) any rights or remedies (including any right to employment or other service relationship or any third-party beneficiary rights).

ARTICLE 8

CONDITIONS TO OBLIGATIONS TO CLOSE

Section 8.1 Conditions to Obligations of Each Party to Close. The respective obligations of each Party to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction or written waiver (to the extent permitted by applicable Law) by Lumen and Purchaser on or prior to the Closing Date of the following conditions:

(a) HSR Act. Any waiting period (or any extensions thereof) applicable to the consummation of the Transactions under the HSR Act (and, if applicable, any agreement with any Governmental Entity not to consummate the Transactions entered in connection therewith) shall have expired or been terminated.

(b) Other Governmental Approvals. The Required Regulatory Filings (other than the expiration or termination of the waiting period under the HSR Act) shall have been obtained or made in connection with the consummation of the Restructuring Transactions and the Transactions.

(c) No Injunctions. No Governmental Entity of competent authority and jurisdiction shall have issued an Order or enacted a Law that remains in effect and makes illegal or prohibits the consummation of the Transactions (collectively, “Legal Restraints”).

Section 8.2 Conditions to Purchaser’s Obligation to Close. The obligation of Purchaser to consummate the transactions contemplated by this Agreement shall also be subject to the satisfaction or written waiver (to the extent permitted by applicable Law) by Purchaser on or prior to the Closing Date of all of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Sellers set forth in Section 3.2 (Capitalization; Transferred Equity Interests) shall be true and correct in all but de minimis respects as of the Closing Date as if made on and as of the Closing Date; (ii) the representations and warranties of the Sellers set forth in Section 3.1 (Organization and Qualification), Section 3.3 (Authority; Execution and Delivery; Enforceability) and Section 3.23 (Brokers or Finders) shall be true and correct in all material respects as of the Closing Date as if made on and as of the Closing Date; (iii) the representations and warranties of the Sellers contained in Section 3.13(a) shall be true and correct in all respects as of the Closing Date as if made on and as of the Closing Date; and (iv) each of the other representations and warranties of the Sellers contained in this Agreement shall be true and correct as of the Closing Date as if made on and as of the Closing Date (in the case of clauses (ii) and (iv), disregarding any materiality, Material Adverse Effect and other similar qualifications contained therein) except: (1) in each case of clauses (i), (ii), (iii) and (iv), representations and warranties that are made as of a specific date shall be tested only on and as of such date; and (2) in the case of clause (iv), where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect.

(b) Covenants and Agreements. The covenants and agreements of the Sellers to be performed or complied with on or before the Closing in accordance with this Agreement shall have been performed or complied with in all material respects.

(c) No Material Adverse Effect. Since the date of this Agreement, no Material Adverse Effect shall have occurred and be continuing.

(d) Officer’s Certificate. Purchaser shall have received from each Seller a certificate, dated as of the Closing Date and signed on behalf of such Seller by an executive officer of such Seller (solely in such executive officer’s capacity as such), stating that the conditions specified in Section 8.2(a) (in respect of the representations and warranties of such Seller) and Section 8.2(b) (in respect of the covenants and agreements of such Seller) have been satisfied.

(e) Restructuring Transactions. The Restructuring Transactions shall have been consummated in accordance with the terms and conditions of this Agreement in all material respects.

(f) Access Rights. Purchaser shall have received Purchaser Public Access Rights covering at least eighty percent (80%) of the total number of Enablements existing as the date of this Agreement; provided, that, if the condition set forth in this Section 8.2(f) has not otherwise been satisfied on or prior to the first (1st) anniversary of the date of this Agreement, the reference to “eighty percent (80%)” in this Section 8.2(f) shall be deemed to be a reference to “sixty percent (60%).”

Section 8.3 Conditions to the Sellers’ Obligation to Close. The obligations of Lumen and the Sellers to consummate the transactions contemplated by this Agreement shall also be subject to the satisfaction or written waiver by Lumen on or prior to the Closing Date of all of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Purchaser set forth in Section 4.1 (Organization and Standing; Power), Section 4.2 (Authority; Execution and Delivery; Enforceability) and Section 4.9 (Brokers or Finders) shall be true and correct in all material respects as of the Closing Date as if made on and as of the Closing Date; and (ii) each of the other representations and warranties of Purchaser contained in this Agreement shall be true and correct as of the Closing Date as if made on and as of the Closing Date except (1) in each case of clauses (i) and (ii), representations and warranties that are made as of a specific date shall be tested only on and as of such date and (2) in the case of clause (ii), where the failure of such representations and warranties to be true and correct would not reasonably be expected to prevent or materially delay the ability of Purchaser to consummate the transactions contemplated by this Agreement or the other Transaction Agreements.

(b) Covenants and Agreements. The covenants and agreements of Purchaser to be performed or complied with on or before the Closing in accordance with this Agreement shall have been performed or complied with in all material respects.

(c) Officer’s Certificate. Lumen shall have received a certificate, dated as of the Closing Date and signed on behalf of Purchaser by an executive officer of Purchaser, stating that the conditions specified in Section 8.3(a) and Section 8.3(b) have been satisfied.

ARTICLE 9

TERMINATION

Section 9.1 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written consent of the Sellers and Purchaser;

(b) by either the Sellers or by Purchaser, if:

(i) the Closing shall not have occurred on or before the date that is twelve (12) months after the date of this Agreement (such date as may be extended to the Extended Outside Date in accordance with this Section 9.1(b)(i), the “Outside Date”); provided, however, that if all of the conditions to the Closing, other than the conditions set forth in Section 8.1(a), Section 8.1(b), Section 8.1(c) (solely with respect to the HSR Act or the other Required Regulatory Filings) or Section 8.2(f) shall have been satisfied or waived or shall be capable of being satisfied on such date, the Outside Date shall automatically be extended, on not more than two (2) occasions, by three (3) months after the Outside Date then in effect (as so extended, the “Extended Outside Date”); provided, further, that the right to terminate this Agreement under this clause (i) shall not be available to any Party whose failure to perform any covenant or obligation under this Agreement or any other Transaction Agreement has been the primary cause of, or has resulted in, the failure of the transactions contemplated by this Agreement to be consummated on or before such date;

(ii) the Sellers (in the case of a termination by Purchaser) or Purchaser (in the case of a termination by the Sellers) shall have breached or failed to perform any of their respective representations, warranties, covenants, obligations or other agreements contained in this Agreement, and such breach or failure to perform: (1) would give rise to the failure of a condition set forth in Section 8.2(a), Section 8.2(b), Section 8.3(a) or Section 8.3(b), as applicable; and (2) (A) is incapable of being cured prior to the Outside Date; or (B) has not been cured prior to the date that is thirty (30) days from the date that the Sellers or Purchaser, as applicable, are notified by the other of such breach or failure to perform in a writing that explicitly references this Section 9.1(b)(ii); provided, however, that the right to terminate this Agreement under this clause (ii) shall not be available to a Party if such Party is in breach of any representation or warranty or has failed to perform any of its covenants or other agreements contained in this Agreement, which breach or failure to perform would give rise to the failure of a condition set forth in Section 8.2(a), Section 8.2(b), Section 8.3(a) or Section 8.3(b), as applicable; or

(iii) any Legal Restraint permanently preventing or prohibiting consummation of the Transactions shall be in effect and shall have become final and non-appealable; provided that the Party seeking to terminate this Agreement pursuant to this clause (iii) shall have complied with its obligations under Section 5.5 (Required Actions) with respect to any such Legal Restraint; and, provided, further, that such Legal Restraint is not otherwise primarily due to the failure of such Party to perform any of its other obligations under this Agreement.

Section 9.2 Notice of Termination. In the event of termination of this Agreement by either or both of the Sellers and Purchaser pursuant to Section 9.1(b), written notice of such termination shall be given by the terminating Party to the other in accordance with this Agreement specifying the provision or provisions hereof pursuant to which such termination is being effected and the basis therefor.

Section 9.3 Effect of Termination. Except as otherwise set forth in this Section 9.3, in the event of termination of this Agreement by either or both of the Sellers and Purchaser pursuant to Section 9.1 (Termination), this Agreement shall terminate and become void and have no effect, and there shall be no liability on the part of any Party; provided, however, that, subject to Section 11.15 (No Recourse), nothing in this Agreement shall relieve any Party from liability for any Fraud or Willful Breach of this Agreement. Notwithstanding anything to the contrary contained herein, the provisions of the Confidentiality Agreement, Section 3.25 (No Additional Representations; No Reliance), Section 4.7 (No Additional Representations; No Reliance), Section 4.8 (Independent Investigation), Section 5.4(a) (Confidentiality), this Section 9.3 and Article 11 (General Provisions) (other than Section 11.11 (Specific Performance)), including in each case the defined terms used therein to the extent applicable, shall survive any termination of this Agreement.

Section 9.4 Extension; Waiver. At any time prior to the Closing, either the Sellers or Purchaser may: (a) extend the time for performance of any of the obligations or other acts of the other; (b) waive any inaccuracies in the representations and warranties of the other contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance with any of the agreements or conditions of the other contained in this Agreement. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party granting such extension or waiver.

ARTICLE 10

SURVIVAL AND INDEMNIFICATION

Section 10.1 Survival.

(a) The representations and warranties set forth in this Agreement and any certificate or other writing delivered pursuant to this Agreement, and any covenants and agreements in this Agreement or in any schedule, exhibit, instrument or other document pursuant to this Agreement, in each case, that by their terms are to be performed or complied with prior to the Closing or the termination of this Agreement, shall terminate at Closing, and thereafter none of the Parties or any of their Affiliates or any of their respective managers, officers, directors, employees, advisors, consultants, agents, stockholders, partners or representatives shall have any Liability whatsoever with respect to any such representation, warranty, covenant or agreement, except that (a) the covenants and agreements set forth in Section 5.1 (Intercompany Accounts), Section 5.2 (Termination of Intercompany Agreements), Section 5.6(a)(ii)(B), (viii), (xii), (xiii), (xx) and (xxi) and (xxii) (with respect to the foregoing provisions of Section 5.6(a)) (Conduct of Business), Section 7.9 (Vacation/Paid Time Off) (to the extent requiring performance prior to the Closing) and Section 7.10 (Seller Incentive Compensation) (to the extent requiring performance prior to the Closing) shall survive for six (6) months following the Closing and (b) any covenants and agreements that are to be complied with or performed in whole or in part at or after the Closing (in each case of clauses (a) and (b), a “Surviving Covenant”) shall survive in accordance with their terms. Notwithstanding anything to the contrary herein, nothing in this Agreement shall preclude or limit a claim by any person for Fraud. The provisions of this Section 10.1 will not, however, prevent or limit a cause of action to obtain an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof.

(b) No Party shall have any liability for indemnification under this Article 10 with respect to any covenant or agreement unless written notice thereof is delivered in accordance with the procedures set forth in Section 10.4 (Procedures) prior to the end of the applicable survival period set forth in this Section 10.1. Notwithstanding the foregoing, any covenant or agreement that is the subject of any written notice that is delivered in accordance with the procedures set forth in Section 10.4 (Procedures) prior to the expiration of the applicable survival period set forth in this Section 10.1 shall survive with respect to such claim until such claim is fully and finally resolved in accordance with the procedures set forth in this Agreement.

(c) Each of Purchaser and the Sellers acknowledges and agrees that:

(i) the Parties have voluntarily agreed to define their rights, liabilities and obligations respecting the transactions contemplated by this Agreement exclusively in contract pursuant to the express terms and provisions of this Agreement and, except with respect to Fraud, hereby waive any statutory and common law remedies with respect to matters relating to the transactions contemplated by this Agreement;

(ii) the provisions of and the limited remedies provided in this Article 10 were specifically bargained for among the Parties and were taken into account by the Parties in arriving at the Final Purchase Price;

(iii) after the Closing, no Party nor any of their respective Affiliates may seek the rescission of the transactions contemplated by this Agreement; and

(iv) each Party hereby acknowledges that this Agreement embodies the justifiable expectations of sophisticated parties derived from arm’s-length negotiations, and the Parties specifically acknowledge that no Party has any special relationship with another Party that would justify any expectation beyond that of an ordinary buyer and an ordinary seller in an arm’s-length transaction.

Section 10.2 Indemnification by the Sellers. Subject to the provisions set forth in this Article 10, effective as of and after the Closing, Lumen and the Sellers shall indemnify, defend and hold harmless Purchaser and its Affiliates (including, following the Closing, the Companies) and each of their respective successors and permitted assigns (collectively, the “Purchaser Indemnified Parties”) from, against, and in respect of, any and all Losses incurred or suffered by, any of the Purchaser Indemnified Parties as a result of, arising out of, constituting, or related to (a) any Liability arising out of the Restructuring Transactions; (b) any Excluded Liabilities; (c) any breach of any Surviving Covenant of the Sellers; or (d) any Pole Attachment Decommissioning Costs. The indemnification obligation of Lumen and the Sellers pursuant to the foregoing clauses (b) and (d) shall be uncapped, and the indemnification obligations of the Sellers pursuant to the foregoing clauses (a) and (c) shall be capped at the Final Purchase Price.

Section 10.3 Indemnification by Purchaser. Subject to the provisions set forth in this Article 10, effective as of and after the Closing, Purchaser shall indemnify, defend and hold harmless each Seller and its Affiliates and each of their respective successors and permitted assigns (collectively, the “Seller Indemnified Parties”), from, against, and in respect of, any and all Losses incurred or suffered by, any of the Seller Indemnified Parties as a result of, arising out of, constituting, or related to (a) any Assumed Liability, (b) any breach of any Surviving Covenant of Purchaser and (c) any Liabilities arising out of or in connection with the Business as conducted by the Purchaser and its Affiliates from and after the Closing (other than any such Liabilities with respect to which Purchaser Indemnified Parties are entitled to indemnification pursuant to Section 10.2). The indemnification obligation of Purchaser pursuant to the foregoing clauses (a) and (c) shall be uncapped and the indemnification obligation of Purchaser pursuant to the foregoing clause (b) shall be capped at the amount of the Final Purchase Price.

Section 10.4 Procedures.

(a) Any Person entitled to be indemnified under this Article 10 (the “Indemnified Party”) shall promptly give written notice to the Party from whom indemnification may be sought (the “Indemnifying Party”) of any pending or threatened Proceeding against the Indemnified Party that has given or would reasonably be expected to give rise to such right of indemnification with respect to such Proceeding (a “Third-Party Claim”), indicating, with reasonable specificity, the nature of such Third-Party Claim, the basis therefor, a copy of any material documentation received from the third party, the amount and calculation of the Losses

(if then known) for which the Indemnified Party is entitled to indemnification under this Article 10 (and a good faith estimate of any such future Losses relating thereto), and the provision(s) of this Agreement in respect of which such Losses shall have occurred, if applicable. A failure by the Indemnified Party to give notice of a Third-Party Claim pursuant to this Section 10.4(a) or to tender the defense of the Third-Party Claim pursuant to Section 10.4(b) shall not limit the obligations of the Indemnifying Party under this Article 10, except to the extent such Indemnifying Party is materially prejudiced by reason of such failure.

(b) With respect to any Third-Party Claim, the Indemnifying Party under this Article 10 shall have the right, but not the obligation, to assume the control and defense of such Third-Party Claim (and any Third-Party Claims related to the same or a substantially similar set of facts) at the Indemnifying Party’s own expense by appointing a reputable counsel reasonably acceptable to the Indemnified Party to be the lead counsel in connection with such defense and by providing written notice to the Indemnified Party within thirty (30) days of receiving notice of the Third-Party Claim pursuant to Section 10.4(a); provided, that the Indemnifying Party shall not be entitled to assume the control and defense of such Third-Party Claim, and shall pay the reasonable fees and expenses of counsel retained by the Indemnified Party, if (i) such Third-Party Claim relates to, or arises in connection with, a criminal Proceeding, (ii) a material conflict of interest exists between the applicable Indemnified Party and the Indemnifying Party with respect to the defense of such Third-Party Claim (including if there are specific defenses available to the Indemnified Party that are different from or additional to those available to the Indemnifying Party and that could be materially adverse to the Indemnifying Party), (iii) the Indemnifying Party failed or is failing to vigorously prosecute or defend such Third-Party Claim, (iv) the Third-Party Claim seeks an order, injunction or other equitable relief or relief for other than money damages against the Indemnified Party or (v) the Third-Party Claim involves a material supplier of the Indemnified Party.

(c) If the Indemnifying Party so undertakes to control and defend any such Third-Party Claim pursuant to Section 10.4(b), (i) the Indemnified Party shall reasonably cooperate with the Indemnifying Party and its counsel in the defense against, and settlement of, such Third-Party Claim, (ii) the Indemnifying Party shall keep the Indemnified Party timely appraised of any material developments with respect to such Third-Party Claim and (iii) the Indemnified Party shall be entitled to receive copies of all pleadings, notices and communications with respect to such Third-Party Claim as the Indemnified Party may reasonably request; provided, however, that the Indemnifying Party shall not settle any such Third-Party Claim without the written consent of the Indemnified Party (not to be unreasonably withheld, conditioned or delayed) unless such settlement (1) does not involve any non-monetary relief (including equitable or injunctive relief, or behavioral remedies) against or any finding or admission of any violation of Law or wrongdoing by the Indemnified Party, (2) expressly and unconditionally releases the Indemnified Party and its Affiliates from all liabilities and obligations with respect to such Third-Party Claim and (3) any money damages are borne solely by the Indemnifying Party and, in such case, the Indemnifying Party shall notify the Indemnified Party in writing prior to effecting any settlement and shall make available a copy of the settlement agreement for the Indemnified Party’s review prior to execution thereof. Subject to the foregoing, if the Indemnifying Party so undertakes to control and defend any such Third-Party Claim, the Indemnified Party shall have the right to participate in, but not control, the defense of such action and employ separate legal counsel which legal counsel shall cooperate with the Indemnifying Party and its legal counsel, and the fees and expenses of such separate legal counsel shall be borne by the Indemnified Party other than the reasonable and documented out-of-pocket fees and expenses of such separate legal counsel (i) that are incurred prior to the date the Indemnifying Party assumes control of such defense and (ii) if separate legal counsel is necessary to avoid an actual conflict of interest because the Indemnified Party and the Indemnifying Party have different, conflicting or adverse legal positions or interests with respect to such Third-Party Claim.

(d) In the event the Indemnifying Party does not elect, or is not permitted, to assume control of the defense of a Third-Party Claim pursuant to Section 10.4(b), then the Indemnified Party shall have the right to assume the control and defense (the reasonable costs and expense of which will be borne by the Indemnifying Party) with counsel of its own choosing. In such case, (i) the Indemnifying Party shall reasonably cooperate with the Indemnified Party and its counsel in the defense against, and settlement of, any such Third-Party Claim, (ii) the Indemnified Party shall keep the Indemnifying Party timely appraised of any material developments with respect to such Third-Party Claim and (iii) the Indemnifying Party shall be entitled to receive copies of such pleadings, notices and communications with respect to any Third-Party Claim as the Indemnifying Party may reasonably request; provided, however, that the Indemnified Party may not settle any Third-Party Claim without the written consent of the Indemnifying Party (not to be unreasonably withheld, conditioned or delayed). If the Indemnifying Party does not assume the control and defense of a Third-Party Claim, it shall nevertheless be entitled to participate in, but not control, the defense of such action at its own cost and expense and to employ separate legal counsel at its own cost and expense, which legal counsel shall cooperate with the Indemnified Party and its legal counsel.

(e) With respect to any Third-Party Claim or Proceeding that implicates a member of the Seller Group on the one hand, and Purchaser and its Affiliates, on the other hand, in any material respect due to the allocation of Liabilities, responsibilities for management of defense and related indemnities pursuant to this Agreement (a “Shared Matter”), the Sellers and Purchaser shall use commercially reasonable efforts to cooperate fully and maintain a joint defense (in a manner that is intended to preserve for all parties any privilege with respect thereto). Notwithstanding anything to the contrary herein, the Parties may jointly retain counsel (in which case the cost of counsel shall be shared in proportion to their expected financial exposure, which costs shall be reallocated at such time as the expected financial exposure is finally determined in proportion to such finally determined financial exposure) or retain separate counsel (in which case each Party will bear the cost of its separate counsel) with respect to any Shared Matter. If the Parties jointly retain counsel and the expected financial exposure is not reasonably estimable, then the Parties shall equally share the cost of joint counsel until such time as the expected financial exposure is finally determined. The Party with the greater financial exposure to a Shared Matter shall manage such Shared Matter; provided, that any outside counsel employed by a Party managing the Third-Party Claim or Proceeding with respect thereto shall be subject to the approval of the other Party (not to be unreasonably withheld, conditioned or delayed); provided, further, that (i) if the Third-Party Claim or Proceeding involves the pursuit of any criminal sanctions or penalties or seeks equitable or injunctive relief against any Party or a Subsidiary of a Party, that Party shall be entitled to control the defense of the claim against such Party and (ii) the Party managing the Third-Party Claim or Proceeding shall not be entitled settle such Third-Party Claim or Proceeding without the written consent of the other Party (not to be unreasonably withheld, conditioned or delayed) unless such settlement (1) does not involve any non-monetary relief

(including equitable or injunctive relief, or behavioral remedies) against or any finding or admission of any violation of Law or wrongdoing by the other Party, (2) expressly and unconditionally releases the other Party and its Affiliates from all liabilities and obligations with respect to such Third-Party Claim or Proceeding and (3) any money damages are borne solely by the managing Party and, in such case, the managing Party shall notify the other Party in writing prior to effecting any settlement and shall make available a copy of the settlement agreement for such other Party’s review prior to execution thereof. The Party managing such Shared Matter shall on a quarterly basis, or if a material development occurs as soon as reasonably practicable thereafter, inform the other Party of the status of and developments relating to any Shared Matter and provide copies of any material document, notices or other materials related to such Shared Matter; provided that the failure to provide any such information shall not be a basis for liability of a Party managing such Shared Matter except and solely to the extent the other Party shall have been materially prejudiced by such failure.

(f) In the event that any Indemnified Party has or may have an indemnification claim against any Indemnifying Party under this Article 10 that does not involve a Third-Party Claim (a “Direct Claim”), the Indemnified Party shall promptly give written notice thereof to the Indemnifying Party indicating, with reasonable specificity, the nature of such Direct Claim, the basis therefor, the amount and calculation of the Losses (if then known) for which the Indemnified Party is entitled to indemnification under this Article 10 (and a good faith estimate of any such future Losses relating thereto), and the provision(s) of this Agreement in respect of which such Losses shall have occurred. A failure by the Indemnified Party to give notice in a timely manner pursuant to this Section 10.4(f) shall not limit the obligations of the Indemnifying Party under this Article 10, except to the extent such Indemnifying Party is materially prejudiced by such failure. In the event the Indemnifying Party disputes its liability with respect to such claim, the Indemnifying Party and the Indemnified Party shall proceed in good faith to negotiate a resolution of such dispute and, if not resolved through negotiations, such dispute shall be resolved by litigation in the appropriate court of competent jurisdiction set forth in Section 11.3 (Governing Law; Jurisdiction and Forum; Waiver of Jury Trial), and, within five (5) Business Days following the final determination of the merits and amount of such Direct Claim, the Indemnifying Party shall pay to the Indemnified Party immediately available funds in an amount equal to such Direct Claim as determined hereunder.

Section 10.5 No Double Recovery. Notwithstanding anything to the contrary in this Agreement, the Sellers shall not be required to indemnify or hold harmless any Purchaser Indemnified Party against, or reimburse any Purchaser Indemnified Party for, any Losses to the extent that such Losses or the related Liabilities are reflected as an adjustment to the Initial Closing Date Amount or as an adjustment to the Final Purchase Price pursuant to Section 2.6 (Purchase Price Adjustments).

Section 10.6 Manner of Payment. Except in the case of Fraud, the Purchaser Indemnified Parties’ rights to indemnification for Losses indemnifiable under Section 10.2 (Indemnification by Sellers) will be satisfied in the following order: first, from the R&W Policy (to the extent covered thereby), and thereafter, from the Sellers in accordance with, and subject to, the limitations set forth in this Agreement.

Section 10.7 Mitigation.

(a) Each of the Parties hereto agrees to use, and to cause its Affiliates to use its commercially reasonable efforts to mitigate its respective Losses to the extent required by applicable Law upon and after becoming aware of any event or condition that would reasonably be expected to give rise to any Losses that are indemnifiable hereunder (and the reasonable and documented fees and expenses of such mitigation shall be indemnifiable Losses hereunder); provided, however, that no Indemnified Party shall be required to take any action that could reasonably be expected to be materially detrimental to the reputation and prospects of the business, properties, assets, or liabilities of itself or its Affiliates.

(b) No Indemnified Party shall be entitled to be indemnified, paid or reimbursed more than once for the same Loss. Any Losses will be calculated net of any insurance proceeds (including the R&W Policy) or other indemnification payments actually recovered (net of the cost of recovery, including any increases to any insurance premiums or similar fees) by the Indemnified Party on account of the Loss being claimed hereunder. In the event that any Indemnified Party actually receives any insurance proceeds or indemnification payments subsequent to receipt by such Indemnified Party of any indemnification payment hereunder in respect of the claims to which such insurance proceeds or indemnification payments relate, appropriate refunds (net of the cost of recovery, including any deductibles, retentions or similar costs or increases to any insurance premiums or similar fees), not to exceed the amount of the applicable indemnification payments against which such refunds are provided pursuant to this sentence, shall be made promptly by the relevant Indemnified Parties of all or the relevant portion of such indemnification payment previously received hereunder by such Indemnified Party; provided, however, that (i) the foregoing shall not be construed or interpreted as a guaranty of any level or amount of insurance recovery with respect to any Losses hereunder or as a requirement to maintain any insurance or except to the extent required pursuant to the foregoing clause (a) to make any claim for insurance as a condition to any indemnification hereunder, and (ii) nothing in this Section 10.7 shall be deemed to require an Indemnified Party to commence litigation or arbitration against any Person. Any indemnity payments made pursuant to this Article 10 shall, to the extent permitted by applicable Laws, be treated as an adjustment to the Final Purchase Price for Tax purposes.

Section 10.8 Release.

(a) Purchaser, on behalf of itself and its Affiliates (including, after the Closing, the Companies, each a “Purchaser Waiving Party”), to the fullest extent legally possible, effective as of the Closing, hereby irrevocably and unconditionally releases, remises and discharges, and shall be forever precluded from asserting, any and all claims, obligations, suits, judgments, damages, demands, rights, causes of action and Liabilities of any kind or nature, whether liquidated or unliquidated, fixed or contingent, matured or unmatured, known or unknown, foreseen or unforeseen, whether or not hidden or concealed, then existing in Law, equity or otherwise (other than as set forth in this Article 10 or claims expressly permitted under the Transaction Agreements) that Purchaser or any of its Affiliates has had, now has or might have in the future against the Sellers or any Related Party of the Sellers that are based in whole or in part on any act, omission, transaction or other occurrence taking place on or prior to the Closing to the extent related to (i) the organization, management, operation or conduct of the Business prior to Closing (excluding, for the avoidance of doubt, any such matter to the extent related to the Retained Business or any matter set forth on Schedule R-1 hereto to the extent related to the Retained Business) or (ii) this Agreement, the other Transaction Agreements or the transactions contemplated hereby or thereby, or any statements made or actions taken in connection with or that otherwise relate to the transactions contemplated hereby or thereby or the negotiation, execution and performance of or breach of this Agreement or the other Transaction Agreements (clauses (i) and (ii), collectively, the “Purchaser Waived Matters”); provided, however, that nothing contained in this Section 10.8(a) shall release, waive, discharge, relinquish or otherwise affect the rights or obligations of any Person with respect to (i) claims properly made under this Agreement or any other Transaction Agreement or (ii) Fraud. Subject to the Closing having occurred, Purchaser hereby covenants and agrees that, other than as set forth in this Article 10 and claims expressly permitted under any Transaction Agreement, it shall not, and it shall cause the other Purchaser Waiving Parties not to, institute any Proceeding in any way under, in connection with or in any manner related to the Purchaser Waived Matters (whether at Law or in equity or based on contract, tort, statute or otherwise) against any the Sellers or any Related Party of the Sellers.

(b) The Sellers on behalf of themselves and their Affiliates (each a “Seller Waiving Party”), to the fullest extent legally possible, effective as of the Closing, hereby irrevocably and unconditionally releases, remises and discharges, and shall be forever precluded from asserting, any and all claims, obligations, suits, judgments, damages, demands, rights, causes of action and Liabilities of any kind or nature, whether liquidated or unliquidated, fixed or contingent, matured or unmatured, known or unknown, foreseen or unforeseen, whether or not hidden or concealed, then existing in Law, equity or otherwise (other than as set forth in this Article 10 or claims expressly permitted under the Transaction Agreements), that any of the Sellers or any of their Affiliates has had, now has or might have in the future against Purchaser or its Related Parties that are based in whole or in part on any act, omission, transaction or other occurrence taking place on or prior to the Closing to the extent related to (i) the organization, management, operation or conduct of the Business prior to Closing (excluding, for the avoidance of doubt, any such matter to the extent related to the Retained Business or any matter set forth on Schedule R-2 hereto to the extent related to the Retained Business) or (ii) this Agreement, the other Transaction Agreements or the transactions contemplated hereby or thereby, or any statements made or actions taken in connection with or that otherwise relate to the transactions contemplated hereby or thereby or the negotiation, execution and performance of or breach of this Agreement or the other Transaction Agreements (clauses (i) and (ii) collectively the “Seller Waived Matters”); provided, however, that nothing contained in this Section 10.8(b) shall release, waive, discharge, relinquish or otherwise affect the rights or obligations of any Person with respect to (i) claims properly made under this Agreement or any other Transaction Agreement or (ii) Fraud. Subject to the Closing having occurred, the Sellers hereby covenant and agree that, other than as set forth in this Article 10 and claims expressly permitted under any Transaction Agreement, the Sellers shall not, and shall cause the other Seller Waiving Parties not to, institute any Proceeding in any way under, in connection with or in any manner related to the Seller Waived Matters (whether at Law or in equity or based on contract, tort, statute or otherwise) against Purchaser or its Related Parties.

ARTICLE 11

GENERAL PROVISIONS

Section 11.1 Interpretation; Absence of Presumption.

(a) It is understood and agreed that the specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Seller Disclosure Letter is not intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material, and no Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Seller Disclosure Letter in any dispute or controversy between the Parties as to whether any obligation, item or matter not described in this Agreement or included in the Seller Disclosure Letter is or is not material for purposes of this Agreement.

(b) For the purposes of this Agreement: (i) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (ii) references to the terms Article, Section, Seller Disclosure Letter, Purchaser Disclosure Letter, paragraph, Exhibit and Schedule are references to the Articles, Sections, Seller Disclosure Letter, Purchaser Disclosure Letter, paragraphs, Exhibits and Schedules to this Agreement unless otherwise specified; (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, including the Schedules and Exhibits hereto; (iv) references to “$” shall mean U.S. dollars; (v) the word “including” and words of similar import when used in this Agreement and any other Transaction Agreement shall mean “including without limitation”; (vi) the word “or” shall not be exclusive and have the meaning represented by the term “and/or”; (vii) references to “written” or “in writing” include communications in electronic form; (viii) references to particular statute, code, or law shall apply, when appropriate, to successive statutes, codes or laws; (ix) the Sellers and Purchaser have each participated in the negotiation and drafting of this Agreement and the other Transaction Agreements and if an ambiguity or question of interpretation should arise, this Agreement and the other Transaction Agreements shall be construed as if drafted jointly by the parties thereto and no presumption or burden of proof shall arise favoring or burdening either party by virtue of the authorship of any of the provisions in this Agreement or the other Transaction Agreements; (x) any reference to “days” shall mean calendar days unless Business Days are expressly specified; (xi) the phrase “to the extent” shall mean the degree to which the subject matter thereof extends and such phrase shall not mean “if”; (xii) reference to “default under”, “violation of” or other expression of similar import shall be deemed to be followed by the phrase “with or without notice or lapse of time, or both”; (xiii) any reference herein to “assets of the Business”, “the Business’s assets” or other phrase of similar import shall include all of the Transferred Assets, (xiv) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day and (xv) any reference to “made available,” “provided” or “delivered” (or words or phrases of similar import) means the referenced materials were posted to the electronic data room maintained by the Sellers in connection with the transactions contemplated by this Agreement and accessible to Purchaser and its Representatives at 11:59 p.m. on the Business Day prior to the date of this Agreement. If the Closing shall occur, notwithstanding anything in this Agreement to the contrary, any payment obligation of Purchaser hereunder shall be a joint and several obligation of Purchaser and the Companies.

(c) Each item set forth in any section of the Seller Disclosure Letter or the Purchaser Disclosure Letter shall be deemed to apply to the representation and warranty of the Sellers or Purchaser, respectively, contained in this Agreement to which such section corresponds in number. Any disclosure with respect to a Section or schedule of this Agreement in the Seller Disclosure Letter or Purchaser Disclosure Letter, also shall be deemed to be disclosed for other Sections and schedules of this Agreement, including any Section of the Seller Disclosure Letter or Purchaser Disclosure Letter, to the extent that the relevance of such disclosure is reasonably apparent on the face of such disclosure.

(d) Any obligation of a Party to another Party, which obligation is performed, satisfied or fulfilled completely by an Affiliate of the first Party, shall be deemed to be performed, satisfied or fulfilled by the first Party for purposes of this Agreement.

(e) Wherever pursuant to this Agreement or the other Transaction Agreements a Seller is required to take or not take an action, Lumen shall cause such Seller to take or not take such action. Wherever pursuant to this Agreement Purchaser is required to consult with, seek approval from or otherwise keep the Sellers informed or apprised of any matter, event, action or development in connection with Transactions, Purchaser shall be entitled to satisfy any such obligation by consulting with, providing notice to, seeking approval from, or otherwise keeping informed or apprised, solely Lumen.

Section 11.2 Headings; Definitions. The section and article headings contained in this Agreement and the other Transaction Agreements are inserted for convenience of reference only and will not affect the meaning or interpretation of this Agreement or the other Transaction Agreements.

Section 11.3 Governing Law; Jurisdiction and Forum; Waiver of Jury Trial.

(a) This Agreement, and all claims or causes of action (whether in contract, tort or otherwise) that may be based upon, arise out of or related to this Agreement, or the negotiation, execution or performance of this Agreement, shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware (including its statute of limitations), without regard to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. In addition, each Party: (i) submits to the personal jurisdiction of the Delaware Court of Chancery in and for New Castle County, or in the event (but only in the event) that such Delaware Court of Chancery does not have subject matter jurisdiction over such dispute, the United States District Court for the District of Delaware, or in the event (but only in the event) that such United States District Court also does not have jurisdiction over such dispute, any Delaware State court sitting in New Castle County, in the event any dispute (whether in contract, tort or otherwise) arises out of this Agreement or the transactions contemplated hereby; (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; and (iii) agrees that it will not bring any Proceeding relating to this Agreement or the transactions contemplated hereby in any court other than the Delaware Court of Chancery in and for New Castle County, or in the event (but only in the event) that such Delaware Court of Chancery does not have subject matter jurisdiction over such Proceeding, the United States District Court for the District of Delaware, or in the event (but only in the event) that such United States District Court also does not have jurisdiction over such Proceeding, any Delaware State court sitting in New Castle County. Each Party agrees that service of process upon such Party in any such Proceeding shall be effective if notice is given in accordance with Section 11.7 (Notices).

(b) EACH PARTY TO THIS AGREEMENT WAIVES TRIAL BY JURY IN ANY ACTION, PROCEEDING, OR COUNTERCLAIM ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS OR ANY OTHER AGREEMENTS EXECUTED IN CONNECTION HEREWITH OR THEREWITH OR THE ADMINISTRATION THEREOF OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREIN OR THEREIN. NO PARTY TO THIS AGREEMENT SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM OR ANY OTHER LITIGATION PROCEDURE BASED UPON, OR ARISING OUT OF, THIS AGREEMENT OR ANY RELATED INSTRUMENTS. NO PARTY WILL SEEK TO CONSOLIDATE ANY SUCH ACTION IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. EACH PARTY TO THIS AGREEMENT CERTIFIES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT OR INSTRUMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH ABOVE IN THIS SECTION 11.3. NO PARTY HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY THAT THE PROVISIONS OF THIS SECTION 11.3 WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.

Section 11.4 Entire Agreement. This Agreement, together with the other Transaction Agreements, the Seller Disclosure Letter, the Purchaser Disclosure Letter and the Exhibits and Schedules hereto and thereto and the Confidentiality Agreement, constitute the entire agreement between the Parties with respect to the subject matter of this Agreement and the other Transaction Agreements and supersede any prior discussion, correspondence, negotiation, proposed term sheet, agreement, understanding or arrangement, and there are no agreements, understandings, representations or warranties between the Parties other than those set forth or referred to in this Agreement and the Ancillary Agreements.

Section 11.5 No Third-Party Beneficiaries. Except for Article 10 (Survival and Indemnification), Section 11.12 (Waiver of Conflicts; Nonassertion of Attorney Client Privilege) and Section 11.15 (No Recourse), which are intended to benefit, and to be enforceable by, the parties specified therein, this Agreement, together with Seller Disclosure Letter, the Purchaser Disclosure Letter, the Ancillary Agreements and the Exhibits and Schedules hereto and thereto, are not intended to confer in or on behalf of any Person not a party to this Agreement or any other Transaction Agreement (and their successors and permitted assigns) any rights, benefits, causes of action or remedies with respect to the subject matter or any provision hereof. For the avoidance of doubt, no Business Employee shall be deemed to be a third-party beneficiary under this Agreement or any other Transaction Agreement.

Section 11.6 Expenses.

(a) Except as otherwise expressly set forth in this Agreement, whether the transactions contemplated by this Agreement are consummated or not, all fees and expenses (including the fees and expenses of legal counsel, accountants, investment bankers, brokers or other representatives or consultants) incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the Party incurring such costs and expenses.

(b) Notwithstanding anything herein to the contrary, (i) Purchaser shall bear one hundred percent (100%) of any filing fees related to the filing under the HSR Act, and (ii) the Parties will bear the fees and expenses specified in Schedule EX as required by Schedule EX.

Section 11.7 Notices. All notices and other communications to be given to a Party hereunder shall be sufficiently given for all purposes hereunder if in writing and delivered by hand, courier or overnight delivery service, or three (3) days after being mailed by certified or registered mail, return receipt requested, with appropriate postage prepaid, and shall be directed to the address set forth below (or at such other address as such Party shall designate by like notice):

(a)	If to Lumen, any Seller or any member of the Seller Group:

c/o Lumen Technologies, Inc.

931 14th Street

Denver, CO 80202

Attention: Jon Yourkoski; Matt Adams

Email: Jon.Yourkoski@lumen.com; Matt.Adams@lumen.com

with copies (which shall not constitute notice) to:

Latham & Watkins LLP

330 North Wabash Avenue, Suite 2800

Chicago, IL 60611

Attention: Bradley C. Faris; Matthew A. Brill

Email: Bradley.faris@lw.com; matthew.brill@lw.com

(b)	If to Purchaser, Guarantor or, following the Closing, any of the Companies:

Forged Fiber 37, LLC

208 S. Akard St.

Dallas, TX 75202

Attention: Bob LaGrone, Sr. Vice President – Corporate Development

Email: robert.lagrone@att.com

with copies (which shall not constitute notice) to:

Brandon Satterwhite, AVP-Sr. Legal Counsel

208 S. Akard St.

Dallas, TX 75202

Email: bs2417@att.com

Gibson, Dunn & Crutcher LLP

2001 Ross Ave., Suite 2100

Dallas, TX 75201

Attention: Robert Little; Joe Orien

Email: rlittle@gibsondunn.com; jorien@gibsondunn.com

Section 11.8 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties to this Agreement and their respective successors and assigns; provided, however, that no Party may directly or indirectly assign any or all of its rights or delegate any or all of its obligations under this Agreement without the express prior written consent of each other Party, except that Purchaser will have the right to assign all or any portion of its rights and obligations pursuant to this Agreement to any of its Affiliates unless such assignment would reasonably be expected to result in a Purchaser Material Adverse Effect, but any such transfer or assignment will not relieve Purchaser of any of its obligations hereunder.

Section 11.9 Amendments and Waivers. This Agreement may not be modified or amended except by an instrument or instruments in writing signed by the Party against whom enforcement of any such modification or amendment is sought. Either Party may, only by an instrument in writing, waive compliance by the other Party with any term or provision of this Agreement on the part of such other Party to be performed or complied with. The waiver by either Party of a breach of any term or provision of this Agreement shall not be construed as a waiver of any subsequent breach.

Section 11.10 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the fullest extent possible.

Section 11.11 Specific Performance.

(a) The Parties hereto agree that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, would occur in the event that the Parties hereto do not perform any provision of this Agreement in accordance with its specified terms or otherwise breach such provisions. Accordingly, the Parties acknowledge and agree that the Parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the performance and the terms and provisions hereof, including the right of a Party to cause the other Parties to consummate the transactions contemplated hereby and thereby, in each case, in accordance with and subject to the terms of this Section 11.11. The Parties acknowledge and agree that the limitations on remedies of the Parties following termination of this Agreement set forth in Section 9.3 (Effect of Termination) shall not limit the right of any of the Sellers to specific performance pursuant to this Section 11.11 prior to any valid and binding termination of this Agreement.

(b) Subject to and without limiting Section 11.11(a), (i) each Party agrees that it will not oppose the granting of an injunction, specific performance, and other equitable relief on the basis that the other Party has an adequate remedy at Law or that any award of specific performance is not an appropriate remedy for any reason at Law or in equity, (ii) any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with such order or injunction and (iii) the Parties acknowledge and agree that nothing contained in this Section 11.11 shall require any Party to institute any Proceeding for (or limit any Party’s right to institute any Proceeding for) specific performance under this Section 11.11 prior to or as a condition to exercising any termination right under Article 9 (Termination).

Section 11.12 Waiver of Conflicts; Nonassertion of Attorney-Client Privilege.

(a) Purchaser acknowledges that Latham & Watkins LLP (“Prior Business Counsel”) have, on or prior to the Closing, represented one or more of the Companies, the Sellers and their Affiliates, and each of their respective officers, employees and directors (each such Person, other than the Companies, a “Designated Person”) in one or more matters relating to this Agreement, the other Transaction Agreements and the Transactions (including any matter that may be related to an action or dispute arising under or related to this Agreement and the other Transaction Agreements) (each, an “Existing Representation”), and that, in the event of any matters arising after the Closing (i) relating to this Agreement, any other Transaction Agreement or the Transactions (including any matter that may be related to an action or dispute arising under or related to this Agreement, the other Transaction Agreement or the Transactions) and (ii) in which Purchaser or any of its Affiliates (including, after the Closing, the Companies), on the one hand, and one or more Designated Persons, on the other hand, are or may be adverse to each other (each, a “Post-Closing Matter”), the Designated Persons reasonably anticipate that Prior Business Counsel will represent them in connection with such Post-Closing Matters. Accordingly, Purchaser hereby (1) waives and shall not assert, and agrees after the Closing to cause its Affiliates (including the Companies) to waive and not assert, any conflict of interest arising out of or relating to the representation by Prior Business Counsel of one or more Designated Persons in connection with one or more Post-Closing Matters (each, a “Post-Closing Representation”) and (2) agrees that, in the event that a Post-Closing Matter arises, Prior Business Counsel may represent one or more Designated Persons in a Post-Closing Matter even though the interests of such Designated Person(s) may be directly adverse to Purchaser or any of its Affiliates (including the Companies), and even though Prior Business Counsel may (x) have represented the Companies in a matter substantially related to such dispute or (y) be currently representing Purchaser, the Companies or any of their respective Affiliates.

(b) Purchaser (on behalf of itself and its Affiliates (including, following the Closing, the Companies)) waives and shall not assert, and agrees after the Closing to cause its Affiliates to waive and to not assert, any attorney-client privilege, attorney work-product protection or expectation of client confidence with respect to any communication between Prior Business Counsel, on the one hand, and any Designated Person or the Companies (collectively, the “Pre-Closing Designated Persons”), or any advice given to any Pre-Closing Designated Person by Prior Business Counsel, occurring during, and in the course of, one or more Existing Representations (collectively, “Pre-Closing Privileges”) in connection with any Post-Closing Representation, including in connection with a dispute between any Designated Person and Purchaser, the Companies and their respective Affiliates, it being the intention of the Parties that all rights to such Pre-Closing Privileges, and all rights to waive or otherwise control such Pre-Closing Privilege, shall be retained by the Seller Group, and shall not pass to or be claimed or used by Purchaser or the Companies, except as provided in the last sentence of this Section 11.12(b). Furthermore, Purchaser (on behalf of itself and its Affiliates (including, following the Closing, the Companies)) acknowledges and agrees that any advice given to or communication with any of the Designated Persons in connection with an Existing Representation shall not be subject to any joint privilege (whether or not the Companies also received such advice or communication) and shall be owned solely by such Designated Persons. Notwithstanding the foregoing, in the event that a dispute arises between Purchaser, the Companies or their respective Affiliates, on the one hand, and a third party other than a Designated Person, on the other hand, Purchaser may cause the Companies and their respective Affiliates to assert the Pre-Closing Privileges on behalf of the Designated Persons to prevent disclosure of materials containing advice or communication that is subject to any Pre-Closing Privilege (“Privileged Materials”) to such third party; provided, however, that such privilege may be waived only with the prior written consent of the Sellers, which consent shall not be unreasonably withheld, conditioned or delayed.

Section 11.13 No Admission. Nothing herein shall be deemed an admission by the Sellers or any of their Affiliates, in any Proceeding or proceeding by or on behalf of a third party, that the Sellers or any of their Affiliates, or that such third party or any of its Affiliates, is or is not in breach or violation of, or in default in, the performance or observance of any term or provisions of any contract.

Section 11.14 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or other electronic method shall be as effective as delivery of a manually executed counterpart of this Agreement.

Section 11.15 No Recourse. Notwithstanding anything to the contrary in this Agreement or any document or instrument delivered in connection herewith, this Agreement may only be enforced against, and any Proceeding, right or remedy that may be based upon, arise out of or relate to this Agreement or the Transactions, or the negotiation, execution or performance of this Agreement, may only be made against the Persons that are expressly identified as parties to this Agreement in their capacities as parties to this Agreement, and no Party shall at any time assert against any Person (other than a Party) which is a current, former or future director, officer, employee, equityholder, controlling Person, general or limited partner, member, manager, agent assignee or Affiliate or Representative of another Party (each, a “Nonparty” or, in respect of such other Party, a “Related Party”), any claim, cause of action, right or remedy, or any other Proceeding (whether in contract or in tort, in law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine), relating to this Agreement, the Transactions or any failure of the Transactions to occur, and, to the maximum extent permitted by applicable Law, each Party hereby waives and releases all such claims, causes of action, rights or remedies, or any other Proceedings against any such Nonparties or Related Parties, except in each case with respect to any Nonparty or Related Party, to the extent named as a party to any other Transaction Agreement, and then only to the extent of the specific obligations of such parties subject to the terms and limitations as set forth therein, as applicable. The provisions of this Section 11.15 are for the benefit of and shall be enforceable by each Nonparty, which is an intended third-party beneficiary of this Section 11.15.

Section 11.16 Guarantee.

(a) Guarantor hereby absolutely, unconditionally and irrevocably guarantees to Lumen and the Sellers, as a primary obligor and not merely as a surety, as a continuing obligation, the due and punctual performance and discharge of all of Purchaser’s obligations set forth hereunder and should Purchaser fail to perform such obligations when due pursuant to and in accordance with the terms and conditions of this Agreement, Guarantor promises to pay on demand the applicable amount that Purchaser is liable to pay under this Agreement. The Sellers and their Affiliates may enforce their respective rights against Guarantor without first having recourse to any such other agreement or exercising any rights or remedies against Purchaser.

(b) Guarantor represents and warrants to Lumen and the Sellers as of the date hereof and as of the Closing Date as follows:

(i) Guarantor is an entity duly formed, validly existing and in good standing under the applicable laws of Delaware. Guarantor has full requisite organizational power and authority to execute and deliver this Agreement and to perform its obligations hereunder.

(ii) The execution, delivery and performance by Guarantor of this Agreement have been, and the consummation of its obligations hereunder has been, duly and validly authorized and approved by all necessary corporate or other action of Guarantor, and no further approval by Guarantor or other corporate proceedings on the part of Guarantor is necessary to authorize this Agreement or to perform its obligations hereunder.

(iii) This Agreement has been duly and validly executed and delivered by Guarantor and, assuming due authorization, execution and delivery by Lumen and the Sellers, this Agreement constitutes a valid and binding obligation of Guarantor enforceable against it in accordance with its terms, subject to the Remedies Exceptions.

(iv) Guarantor’s liability to Lumen and the Sellers under this Section 11.16 shall not be discharged or impaired by: (A) any amendment, variation or assignment of this Agreement or any waiver of its terms; (B) any release of, or granting of time or other indulgence to, Purchaser or any of its Affiliates (other than Guarantor) by any third party; or (C) any winding up, dissolution, reconstruction, legal limitation, incapacity or lack of corporate power or authority or other circumstance affecting Purchaser or any of its Affiliates (other than Guarantor).

(c) Guarantor has sufficient immediately available funds and amounts available under existing credit facilities to pay the Base Purchase Price and all other amounts required to be paid by Purchaser on the Closing Date pursuant to this Agreement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, this Agreement has been signed by or on behalf of each of the parties as of the day first above written.

LUMEN:

LUMEN TECHNOLOGIES, INC.

By:	/s/ Chris Stansbury
Name: Chris Stansbury
Title: Executive Vice President and Chief
Financial Officer

THE SELLERS:

Q FIBER, LLC

By:	/s/ Chris Stansbury
Name: Chris Stansbury
Title: Executive Vice President and Chief
Financial Officer

49 PERCENT QWEST SUB 2, LLC

By:	/s/ Chris Stansbury
Name: Chris Stansbury
Title: Executive Vice President and Chief
Financial Officer

CENTURYLINK OF MINNESOTA, INC.

By:	/s/ Chris Stansbury
Name: Chris Stansbury
Title: Executive Vice President and Chief
Financial Officer

[Signature Page to Purchase Agreement]

CENTURYLINK OF NEVADA, LLC

By:	/s/ Chris Stansbury
Name: Chris Stansbury
Title: Executive Vice President and Chief
Financial Officer

CENTURYLINK OF FLORIDA, INC.

By:	/s/ Chris Stansbury
Name: Chris Stansbury
Title: Executive Vice President and Chief
Financial Officer

[Signature Page to Purchase Agreement]

PURCHASER:

FORGED FIBER 37, LLC

By:	/s/ Robert LaGrone
Name: Robert LaGrone
Title: Senior Vice President - Corporate Development

GUARANTOR:

AT&T DW HOLDINGS, INC.

By:	/s/ Robert LaGrone
Name: Robert LaGrone
Title: Senior Vice President - Corporate Development

[Signature Page to Purchase Agreement]